UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

No Action
P.E. 7-11-02

02063034

BEST AVAILABLE COPY

Act Securities Exchange Act of 1934
Section 5, 6, 15, 17A
Rule 9b-1, 15a-6
Public Availability November 15, 2002

November 15, 2002

PROCESSED
DEC 02 2002
THOMSON FINANCIAL

Richard P. Streicher
U.S. Legal Counsel
Tokyo Stock Exchange, Inc.
New York Representative Office
45 Broadway, 12th Floor
New York, NY 10006

Re: Tokyo Stock Exchange, Inc. – Options on the S&P/TOPIX 150 Index; and Applicability of No-Action Relief Granted to the Tokyo Stock Exchange to the Tokyo Stock Exchange, Inc.

Dear Mr. Streicher:

In your letter dated July 11, 2002, on behalf of the Tokyo Stock Exchange, Inc.[1] ("TSE" or "Stock Exchange"), the organization responsible for the management and surveillance of the Stock Exchange and its markets, you request advice from the Division of Market Regulation ("Division") of the Securities and Exchange Commission ("Commission") that, as described more fully below: (1) the no-action relief the Division granted to the Tokyo Stock Exchange in 1999[2] applies to the TSE and its officers, directors, representatives, and Trading Participants (as described below); and (2) the

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1 You note that on November 1, 2001, the Tokyo Stock Exchange demutualized, changing its form of organization from a membership corporation to a joint stock company and changing its name to, in English, the "Tokyo Stock Exchange, Inc." You note that as a result of this change, the TSE no longer has members. You state that the Regular Members and non-members authorized to trade on the Tokyo Stock Exchange prior to demutualization ("Special Participants") have been replaced by "trading participants," as described below, that the TSE has authorized to trade in some or all of its markets.

2 See letter from Robert Colby, Deputy Director, Division, Commission, to Richard P. Streicher, Loeb & Loeb LLP, dated July 27, 1999 ("1999 Letter"). The 1999 Letter permitted the Tokyo Stock Exchange and its Regular Members and Special Participants to undertake certain activities to familiarize certain Eligible Broker-Dealers and Eligible Institutions (as defined in the 1999 Letter and as described more fully below) with equity options and Tokyo Stock Price Index ("TOPIX") options traded on the Tokyo Stock Exchange.

Division will not recommend enforcement action to the Commission if the TSE and its Trading Participants undertake the limited activities described in the 1999 Letter with respect to S&P/TOPIX 150 Index options (the "New Option Contracts") traded on the TSE.

Specifically, you request advice, first, that the no-action relief granted in the 1999 Letter to the Tokyo Stock Exchange and its officers, directors, representatives, and market participants extends and applies to the TSE and its officers, directors, representatives, and Trading Participants as if (a) the 1999 Letter referred to the TSE in place of the Tokyo Stock Exchange, and (b) the 1999 Letter referred to Trading Participants in place of Regular Members and Special Participants.

Second, you request advice that the Division will not recommend enforcement action to the Commission if, as described below and subject to the terms and conditions set forth herein and to compliance with all of the terms and conditions of the 1999 Letter, in connection with the offer and sale of the New Option Contracts in the United States:

(1) The TSE and its Trading Participants act, as contemplated in the 1999 Letter, to familiarize "Eligible Broker-Dealers" and "Eligible Institutions"[3] in the United States with the New Option Contracts without registering with the Commission as broker-dealers under Section 15 of the Exchange Act;

(2) The TSE or its Trading Participants do the following, solely in connection with the satisfaction of obligations Rule 9b-1(d) under the Exchange Act, without registering with the Commission as broker-dealers under Section 15 of the Exchange Act:

(a) a TSE Representative,[4] a Trading Participant, or an Eligible Broker-Dealer provides the updated TSE disclosure document, dated March 2002 ("Updated Disclosure Document")[5] to an Eligible Broker-Dealer and the

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3 To be eligible, each such entity must meet the following standards:

(a) it must be a "qualified institutional buyer" as defined in Rule 144A(a)(1) under the Securities Act of 1933 ("Rule 144A" and the "1933 Act" respectively), or an international organization excluded from the definition of "U.S. person" in Rule 902(k)(2)(vi) of Regulation S under the 1933 Act; and

(b) it must have had prior actual experience with traded options in the U.S. options market (and, therefore, would have received the disclosure document for U.S. standardized options called for by Rule 9b-1 (the Options Disclosure Document ("ODD")) under the Securities Exchange Act of 1934 ("Exchange Act").

4 TSE Representatives are representatives in the TSE's office located in New York City or outside the U.S. as described in the 1999 Letter.

5 Under the terms of the 1999 Letter, the Tokyo Stock Exchange agreed, among other things, to require TSE Regular Members and Special Participants to provide Eligible Broker-Dealers and Eligible Institutions with a copy of the TSE disclosure document, which provides an overview of the TSE and the equity options and TOPIX options traded on the TSE, prior to effecting a transaction with or for the Eligible Broker-Dealer or Eligible Institution in those options. In addition, the Tokyo Stock Exchange agreed to provide the Division with a copy of any amendment made to the TSE disclosure document at least 30 days prior to the date definitive

Trading Participant effects transactions in the New Option Contracts with or for that Eligible Broker-Dealer pursuant to Rule 15a-6(a)(4) under the Exchange Act;

(b) a TSE Representative furnishes an Updated Disclosure Document to an Eligible Institution, or a Trading Participant furnishes an Updated Disclosure Document to an Eligible Institution, in response to an otherwise unsolicited inquiry concerning the New Option Contracts, and the Trading Participant effects transactions in the New Option Contracts with or for that Eligible Institution pursuant to Rule 15a-6(a)(1) under the Exchange Act;

(3) the TSE does not register with the Commission as a clearing agency under Section 17A of the Exchange Act as contemplated in the 1999 Letter;

(4) the TSE does not register with the Commission as a national securities exchange under Section 6 of the Exchange Act as contemplated in the 1999 Letter; and

(5) an Eligible Broker-Dealer, TSE Representative, or Trading Participant furnishes the Updated Disclosure Document to an Eligible Broker-Dealer or Eligible Institution before the Eligible Broker-Dealer or Eligible Institution effects a transaction in the New Option Contracts subject to continuing compliance with all of the terms and conditions of the 1999 Letter except: (i) as modified by this letter; (ii) that the TSE Disclosure Document referred to in the 1999 Letter shall mean the Updated Disclosure Document; and (iii) that TSE furnishes the Division, at least 30 days prior to the date definitive copies are furnished to Eligible Broker-Dealers or Eligible Institutions, with a copy of any amendment made to the Updated Disclosure Document because the information contained in that document becomes or will become materially inaccurate or incomplete, or because there is or will be an omission of material information necessary to ensure that the document is not misleading.

Third, you request confirmation that (a) the furnishing of the Updated Disclosure Document by a TSE Representative, by a Trading Participant, or by an Eligible Broker-Dealer, in each case, to an Eligible Broker-Dealer or Eligible Institution will satisfy the obligation under Rule 9b-1 under the Exchange Act to furnish an options disclosure document before accepting an order from a customer to purchase or sell the New Option Contracts, and (b) that neither the furnishing of the Updated Disclosure Document to an Eligible Broker-Dealer or Eligible Institution by the TSE or by a TSE Representative, nor the furnishing of the Updated Disclosure Document by a Trading Participant to an eligible Broker-Dealer or, in response to an unsolicited inquiry concerning the New Option Contracts, to an Eligible Institution, will constitute either solicitation or the

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copies are furnished to Eligible Broker-Dealers and Eligible Institutions. Pursuant to this condition of the 1999 Letter, the TSE has provided the Division with a copy of the Updated Disclosure Document, which has been revised to provide information concerning various market and regulatory changes in Tokyo since October 30, 2000, when the Tokyo Stock Exchange most recently revised it disclosure document, as well as information concerning the New Option Contracts.

provision of a research report as those terms are used in Rule 15a-6 under the Exchange Act.

The 1999 Letter allowed the Tokyo Stock Exchange and its Regular Members and Special Participants to undertake the activities described in the 1999 Letter to familiarize certain Eligible Broker-Dealers and Eligible Institutions with the equity options and TOPIX options traded on the TSE. You represent that the TSE has implemented and complied with the terms and conditions of relief set forth in the 1999 Letter and that the TSE will continue to comply with the terms and conditions of the 1999 Letter with respect to the options that are the subject of the 1999 Letter as well as the New Option Contracts. In addition, you represent that, among other things, the TSE has established careful limitations to assure compliance with applicable U.S. securities laws and that the TSE will continue, as necessary, to establish further limitations to assure continued compliance with such laws. You also represent that the TSE will not provide persons located in the U.S. with direct electronic access to the TSE without express approval from the Commission.

We understand the facts to be as follows:

Regulatory Background

On November 1, 2001, the Tokyo Stock Exchange demutualized, changing its form of organization from a membership corporation to a joint stock company and changing its name to "Kabushiki-gaisha To-kyo Sho Ken Tori Hiki Jo" (in English, the "Tokyo Stock Exchange, Inc."). The TSE is established in accordance with the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended) ("Securities and Exchange Law"). At present, the only stockholders of the TSE are General Trading Participants (defined below). The TSE is licensed to act as a stock exchange by the Prime Minister of Japan pursuant to a license initially granted by the Minister of Finance of Japan under the Securities and Exchange Law. As a licensed stock exchange, the TSE is authorized to trade stocks, bonds, fixed income derivative products and equity derivative products. The equity derivative products authorized for trading include futures and options on stock indexes and options on equities. Under the Securities and Exchange Law, the Prime Minister has supervisory authority over all stock exchanges in Japan. The Prime Minister is empowered to regulate stock exchanges. Among other things, the Prime Minister is authorized to grant licenses to stock exchanges, to approve their constitutions, business regulations, and brokerage agreement standards, and to approve the fairness and efficiency of transactions in options contracts on stock indexes and equities. The Prime Minister has delegated the authority referred to above, other than the authority to grant licenses to stock exchanges, to the Commissioner of the Financial Services Agency.

Under the Securities and Exchange Law, only stock corporations registered by the Prime Minister may engage in the securities business. Only such Japanese securities companies, and foreign securities companies registered by the Prime Minster pursuant to the Securities and Exchange Law and to the Law Concerning Foreign Securities Firms, can become Trading Participants on the TSE.

Market Participants

Trading Participants on the TSE are divided into four types, based on categories of "Trading Qualification Status" (i.e., categories of trading in which the TSE has authorized participants to trade), as follows: "General Trading Participants," who are qualified to trade all securities and contracts on the Stock Exchange; "Bond Futures Trading Participants," who are qualified to trade government bond futures contracts and options thereon on the Stock Exchange; "Stock Index Futures Trading Participants," who are qualified to trade stock index futures and option contracts on the Stock Exchange; and "Equity Options Trading Participants," who are qualified to trade equity options contracts on the Stock Exchange. All Trading Participants are members of the Japan Securities Dealers Association, and thus are subject to its rules. Also, Trading Participants' transactions on the Stock Exchange are subject to the relevant provisions of the Stock Exchange's Constitution and its rules and regulations. All Trading Participants, to the extent that they are qualified by the TSE to trade option contracts on individual stocks listed on the TSE or on stock indexes, function similarly to each other with respect to their trading activities, and are subject to the TSE's Constitution, rules, and regulations. Therefore, all Trading Participants both as to themselves and equity options and stock index options are subject to similar regulatory requirements.

All current Trading Participants are the same entities that, at the time of demutualization, were either Regular Members or Special Participants.

Clearing System and Margin

Since the 1999 Letter, the TSE has adopted a clearing system pursuant to which Trading Participants clear their transactions for themselves. Trading Participants are not, however, necessarily required to acquire Clearing Qualification status. If they do not have the appropriate Clearing Qualification status, they clear their transactions through other Trading Participants that have appropriate Clearing Qualification status. The TSE acts as a clearing body.

Another change since the 1999 Letter is that the TSE margin rules for Trading Participants and their customers are now based on the Standard Portfolio Analysis of Risk System developed by the Chicago Mercantile Exchange.

All transactions creating or closing positions in New Option Contracts are executed and settled in Tokyo by Trading Participants that are authorized by the TSE to trade New Option Contracts. New Option Contracts are not fungible or interchangeable with options that are traded on any other market.

The New Option Contracts

You represent that the S&P/TOPIX 150 Index ("Index") is derived from the over 1400 stocks that comprise the TOPIX, a composite index of all the common stocks listed on the First Section of the TSE. You represent that the 150 stocks included in the Index are highly liquid securities selected from each major sector of the Tokyo market and represent approximately 70% of the market value of the First Section.

Standard & Poor's, in collaboration with the TSE, maintains the Index. The TSE began trading the New Option Contracts and futures contracts on the Index on June 11, 2001.

Surveillance

You represent that the TSE is the primary trading market in Japan for almost all of the component stocks of the Index. In addition, both the New Option Contracts and futures contracts on the Index trade on the TSE. Consequently, you represent that the TSE has access to all material information necessary to conduct surveillance.

Response:

Based on the facts and representations set forth above, the Division confirms that the no-action relief granted in the 1999 Letter extends and applies to the TSE and its officers, directors, representatives, and market participants as if (a) the 1999 Letter referred to the TSE in place of the Tokyo Stock Exchange, and (b) the 1999 Letter referred to Trading Participants in place of Regular Members and Special Participants.

In addition, based on the facts and representations set forth above, and subject to all of the terms and conditions of the 1999 Letter, the Division will not recommend enforcement action to the Commission against the TSE, any of the officers, directors, or representatives of the TSE, or any Trading Participants under Section 15(a) of the Exchange Act if the TSE or Trading Participants take the limited steps described in the 1999 Letter to familiarize Eligible Broker-Dealers and Eligible Institutions in the United States with New Option Contracts without the TSE or Trading Participants registering with the Commission as broker-dealers under Section 15(b) of the Exchange Act.

The Division also will not recommend enforcement action to the Commission against the TSE, any of the officers, directors, or representatives of the TSE, or Trading Participants under Section 15(a) of the Exchange Act if, solely in connection with the satisfaction of obligations under Rule 9b-1(d) under the Exchange Act and under the limited circumstances set forth in the 1999 Letter, (1) a TSE Representative, Trading Participant or Eligible Broker-Dealer provides the Updated Disclosure Document to an Eligible Broker-Dealer and the Trading Participant effects transactions in New Option Contracts with or for that Eligible Broker-Dealer pursuant to Rule 15a-6(a)(4) under the Exchange Act; or (2) a TSE Representative furnishes an Updated Disclosure Document to an Eligible Institution, or a Trading Participant furnishes an Updated Disclosure Document to an Eligible Institution, in response to an otherwise unsolicited inquiry concerning New Option Contracts, and the Trading Participant effects transactions in

New Option Contracts with or for that Eligible Institution pursuant to Rule 15a-6(a)(1) under the Exchange Act. The staff notes, in particular, that the TSE will continue to advise Trading Participants, as provided in the 1999 Letter, that, under U.S. law, Trading Participants which are not U.S. registered broker-dealers may deal with Eligible Institutions only in accordance with Rule 15a-6 under the Exchange Act, principally through U.S. registered broker-dealers as provided in the Rule.

Additionally, based on the foregoing, the Division also will not recommend that the Commission take enforcement action against the TSE under Section 17A of the Exchange Act if it operates solely in the manner described above for New Option Contracts without registering with the Commission as a clearing agency. In addition, the Division will not recommend that the Commission take enforcement action against the TSE, any of the officers, directors, or representatives of the TSE or Trading Participants under Section 5 of the Exchange Act if the TSE and its Trading Participants operate solely in the manner described in the 1999 Letter with respect to New Option Contracts without the TSE registering with the Commission as a national securities exchange under Section 6 of the Exchange Act.

The Division has reviewed the Updated Disclosure Document. Based on our review of that document, the Division advises that it will not recommend that the Commission take enforcement action against a TSE Representative, a Trading Participant, or an Eligible Broker-Dealer pursuant to Rule 9b-1(d) under the Exchange Act, if the TSE Representative, Trading Participant, or Eligible Broker-Dealer furnishes the Updated Disclosure Document to an Eligible Broker Dealer or Eligible Institution before the Eligible Broker-Dealer or Eligible Institution effects a transaction in the New Option Contracts, subject to the following conditions:

(1) the Eligible Broker-Dealer or Eligible Institution previously has received the ODD;

(2) the TSE requires that Trading Participants, before effecting a transaction with or for an Eligible Broker-Dealer or eligible Institution in the New Option Contracts determine, as described in the 1999 Letter, that the Eligible Broker-Dealer or Eligible Institution has received the ODD and the Updated Disclosure and maintains a record of that determination; and

(3) the TSE furnishes the Division, at least 30 days prior to the date definitive copies are furnished to Eligible Broker-Dealers or Eligible Institutions, with a copy of any amendment made to the Updated Disclosure Document because the information contained in that document becomes or will become materially inaccurate or incomplete, or because there is or will be an omission of material information necessary to ensure that the document is not misleading.

These positions of the Division concern enforcement action only and do not represent conclusions on the applicability of statutory or regulatory provisions of the federal securities laws. The Division has taken these positions based, in part, on the fact that the Commission, along with the Commodity Futures Trading Commission, has entered into a Statement of Intent with the Financial Services Agency of Japan that provides a framework for mutual assistance in investigating regulatory matters,[6] and that foreign broker-dealers, including Trading Participants, electing to deal with U.S. institutional investors pursuant to Rule 15a-6(a)(3) under the Exchange Act are required to provide directly to the Commission, upon request, information, documents, testimony, and assistance in taking the evidence of persons that relate to transactions pursuant to Rule 15a-6(a)(3) under the Exchange Act. Moreover, these positions are based on the understanding that under Japanese law only members licensed or registered by the competent Japanese authorities may have direct access to the TSE, which is licensed as a stock exchange and subject to regulation by the Minister of Finance and the Financial Services Agency. Finally, these positions are based on your representation that the TSE will not provide persons located in the U.S. with direct electronic access to the TSE without express approval from the Commission.

The positions of the Division in this letter are based on the representations that you have made; any different facts or conditions might require a different response, and these positions are subject to modification or revocation if the facts and representations set forth above are altered.

Sincerely,

Elizabeth K. King
Associate Director

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6 See Statement of Intent of the United States Securities and Exchange Commission, the United States Commodity Futures Trading Commission, and the Financial Services Agency of Japan Concerning Cooperation, Consultation, and the Exchange of Information (May 17, 2002).

TOKYO STOCK EXCHANGE, INC.
New York Representative Office
45 Broadway, 12th Floor
New York, NY 10006
Tel: 212-363-2350
Fax: 212-363-2354

TOKYO
STOCK EXCHANGE

July 11, 2002

Ms. Elizabeth King
Associate Director
Office of Market Supervision
Division Of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Tokyo Stock Exchange, Inc.—Options on S&P/TOPIX 150 Index; Updated Tokyo Stock Exchange, Inc. Options Disclosure Document; and Request for Extension of Prior No-Action Letter

Dear Ms. King:

As a preliminary matter, we note that on November 1, 2001,Tokyo Stock Exchange demutualized, changing its form of organization from a membership corporation to a joint stock company and its name to "Kabushiki-gaisha To-kyo Sho Ken Tori Hiki Jo" (in English, "Tokyo Stock Exchange, Inc.") (hereinafter referred to as, "TSE" or the "Exchange"). As a result of such change TSE no longer has members. Members and the non-members that had been authorized to carry out certain trading in TSE's markets prior to demtualization (so-called "Special Participants") have been replaced by various types of so-called "trading participants" that are authorized by TSE to trade in some or all of its markets. All current Trading Participants are authorized by TSE to trade in some or all of its markets. All current trading participants are the same entities that, at the time of demutualization, were either members or such special participants.

We also note that in connection with its demutualization, TSE adopted a clearing system under which trading participants clear their transactions themselves if they have clearing status or, if they do not have such status, clear their transactions through firms that do.

Request for No-Action Advice

The request made herein for no-action advice with respect to option contracts on the S&P/TOPIX 150 Index ("Option Contracts") is identical to one that was granted by the Division of Market Regulation ("Division") of the Securities and Exchange Commission ("Commission") in a No-Action Letter dated July 27, 1999 concerning other option contracts which permitted the activities specified below with respect to equity option contracts and other index option contracts traded on the Exchange.[1] As a condition of issuance of the no-action letter requested herein, TSE agrees to comply with the conditions of relief set fort herein and in the July 1999 No-Action Letter.

TSE, the organization responsible for the management and surveillance of the Exchange and its markets, on behalf of itself and any officer, director, representative or market participant of TSE requests that the Division confirm that it will not recommend that the Commission take enforcement action if, as described below, and subject to the terms and conditions set forth herein, with respect to Option Contracts:

a. TSE, general trading participants ("General Trading Participants") or those other trading participants that are authorized by TSE to trade options on individual stocks listed on the Exchange ("Equity Options Trading Participants") or options on stock indexes ("Stock Index Futures Trading Participants")(collectively, "Trading Participants") act to familiarize, as contemplated by the July 1999 No-Action Letter, Eligible Broker-Dealers and Eligible Institutions[2] in the United States with the Option Contracts without registering with the Commission as broker-dealers under Section 15 of the Securities Exchange Act of 1934 ("Exchange Act");

b. TSE or Trading Participants do the following, solely in connection with the satisfaction of obligations under Exchange Act Rule 9b-1(d), without registering with the Commission as broker-dealers under Section 15 of the Exchange Act:

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[1] No-Action Letter dated July 27, 1999 from Robert Colby, Deputy Director, Division, Commission to Richard P. Streicher, Loeb & Loeb LLP (the "July 1999 No-Action Letter") which is incorporated herein by reference (copy enclosed). On May 23, 2001, the Office of General Counsel of the Commodity Futures Trading Commission ("CFTC") issued a No-Action Letter stating that it will not recommend that the CFTC take any enforcement action based on Sections 2(a)(1)(B), 4(a) and 12(e) of the Commodity Exchange Act if TSE futures contracts based on S&P/TOPIX 150 Index are offered or sold in the United States. The Division recently granted certain exemptive, interpretive and no-action relief to, among others, iShares S&P/TOPIX Stock Price Index 150 Index Fund, which is intended to track the Index. In granting such relief the Division stated that the Index is "of sufficient size and represent[s] liquid securities." See, letter dated October 19, 2001 from Mr. James A. Brigagliano, Assistant Director, Trading Practices, Office of Risk Management and Control, Division to W. John McGuire, Esq., Morgan, Lewis & Bockius.

[2] To be Eligible, each such entity must meet the following standards:

a. It must be a "qualified institutional buyer" as defined in Rule 144A(a)(1) under the Securities Act of 1933 ("Rule 144A" and the "Securities Act," respectively), or an international organization excluded from the definition of "U.S. person" in Rule 902(k)(2)(vi) of Regulation S under the Securities Act, and

b. It must have had prior actual experience with traded options in the United States options market (and, therefore, would have received the disclosure document for U.S. standardized options called for by Rule 9b-1 under the Exchange Act, i.e., the Options Disclosure Document ("ODD")).

i. A TSE Representative[3], a Trading Participant, or an Eligible Broker-Dealer provides the enclosed updated TSE Disclosure Document, dated March 2002 ("Updated Disclosure Document")[4] to an Eligible Broker-Dealer and the Trading Participant effects transactions in the Option Contracts with or for that Eligible Broker-Dealer pursuant to Rule 15a-6(a)(4) under the Exchange Act;

ii. A TSE Representative furnishes an Updated Disclosure Document to an Eligible Institution, or a Trading Participant furnishes an Updated Disclosure Document to an Eligible Institution in response to an otherwise unsolicited inquiry concerning the Option Contracts, and the Trading Participant effects transactions in the Option Contracts with or for that Eligible Institution pursuant to Rule 15a-6(a)(1) under the Exchange Act;

c. TSE does not, as contemplated by the July 1999 No-Action Letter, register with the Commission as a clearing agency under Section 17A of the Exchange Act;

d. TSE does not, as contemplated by the July 1999 No-Action Letter, register with the Commission as a national securities exchange under Section 6 of the Exchange Act; and

e. An Eligible Broker-Dealer, TSE Representative, or Trading Participant furnishes the Updated Disclosure Document to an Eligible Broker-Dealer or Eligible Institution before the Eligible Broker-Dealer or Eligible Institution effects a transaction in the Option Contracts subject to continuing compliance with all the terms and conditions of the July 1999 No-Action Letter except: (i) as modified by this letter; (ii) that the TSE Disclosure Document referred to in the July 1999 No-Action Letter shall mean the Updated Disclosure Document; and

(iii) that TSE furnishes the Division, at least 30 days prior to the date definitive copies are furnished to Eligible Broker-Dealers or Eligible Institutions, with a copy of any amendment made to the Updated Disclosure Document because the information contained in that document becomes or will become materially inaccurate or incomplete, or because there is or will be an omission of material information necessary to ensure that the document is not misleading.

TSE also requests confirmation that (1) the furnishing of the Updated Disclosure Document by a TSE Representative, by a Trading Participant, or by an Eligible Broker-Dealer, in each case, to an Eligible Broker-Dealer or Eligible Institution will satisfy the obligation under Rule 9b-1 of the

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3 These are the representatives in TSE's office located in New York City or outside the United States as described in the July 1999 No-Action Letter.).

4 In connection with the issuance of the July 1999 No-Action Letter, the Division reviewed a TSE Disclosure Document "TOKYO STOCK EXCHANGE (TØ-KYØ SHØ KEN TORI HIKI JO) SPECIAL CHARACTERISTICS AND RISKS OF TOKYO STOCK EXCHANGE EQUITY OPTIONS AND STOCK INDEX OPTIONS". Such TSE Disclosure Document was thereafter amended by TSE and reviewed by the Division. The last such amended TSE Disclosure Document reviewed by the Division as to which the Division advised us it had no objections to its distribution, is dated October 30, 2000. (Copy enclosed). The Updated Disclosure Document updates and changes relevant information in the October 30, 2000 TSE Disclosure Document.

Exchange Act to furnish an ODD before accepting an order from a customer to purchase or sell the Option Contracts, and (2) that neither the furnishing of the Updated Disclosure Document to an Eligible Broker-Dealer or Eligible Institution by TSE or by a TSE Representative, nor the furnishing of the Updated Disclosure Document by a Trading Participant to an Eligible Broker-Dealer or, in response to an unsolicited inquiry concerning Option Contracts to an Eligible Institution, will constitute either solicitation or the provision of a research report as those terms are used in Rule 15a-6 under the Exchange Act.

Finally, since TSE has changed its form of organization and the Regular Members and Special Participants, as defined in the July 1999 No-Action Letter, have been replaced with Trading Participants, TSE requests that the Division advise TSE that the relief granted by the July 1999 No-Action Letter to Tokyo Stock Exchange and its officers, directors, representatives and market participants extends and applies to Tokyo Stock Exchange, Inc. and its officers, directors, representatives and market participants as if (a) Tokyo Stock Exchange, Inc. was referred to in the July 1999 No-Action Letter in place of Tokyo Stock Exchange, and (b) Trading Participants were referred to in the July 1999 No-Action Letter in place of such Regular Members and Special Participants. The factual basis and representations for our request that such relief so extend and apply are the same as set forth in the July 1999 No-Action Letter, except as indicated herein.

Regulatory Background

TSE is one of the largest stock exchanges in the world and is the principal exchange for Japanese stocks. TSE is a joint stock company established in accordance with the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "Securities and Exchange Law"). At present, the only stockholders of TSE are General Trading Participants. TSE is licensed to act as a stock exchange by the Prime Minister of Japan pursuant to a license initially granted by the Minister of Finance of Japan under the Securities and Exchange Law. As a licensed stock exchange TSE is authorized to trade stocks, bonds, fixed income derivative products and equity derivative products. The equity derivative products authorized for trading include futures and options on stock indexes and options on equities. Under the Securities and Exchange Law, the Prime Minister has supervisory authority over all stock exchanges in Japan. The Prime Minister is empowered to regulate stock exchanges. Among other things, the Prime Minister is authorized to grant licenses to stock exchanges, to approve their Constitutions, Business Regulations, and Brokerage Agreement Standards, and to approve the fairness and efficiency of transactions in options contracts on stock indexes and equities. The Prime Minister has delegated the authority referred to above, other than the authority to grant licenses to stock exchanges, to the Commissioner of the Financial Services Agency.

Under the Securities and Exchange Law, only stock corporations registered by the Prime Minister may engage in the securities business. Only such Japanese securities companies, and foreign securities companies registered by the Prime Minister pursuant to the Securities and Exchange Law and to the Law Concerning Foreign Securities Firms, can become Trading Participants.

Trading Participants are divided into four types, based on categories of "Trading Qualification Status" (*i.e.*, categories of trading in which TSE has authorized participants to trade), as follows: "General Trading Participant"—qualified to trade all securities and contracts on the Exchange; "Bond Futures Trading Participant"—qualified to trade government bond futures contracts and options thereon on the Exchange; "Stock Index Trading Futures Participant"—qualified to trade stock index futures and option contracts on the Exchange; and "Equity Options Trading Participant" —qualified to trade equity options contracts on the Exchange. All Trading Participants are members of the Japan Securities Dealers Association, and thus subject to its rules. Also, Trading Participants' transactions on the Exchange are subject to the relevant provisions of the Exchange's Constitution and its rules and regulations. All Trading Participants, to the extent that they are qualified by TSE to trade option contracts on individual stocks listed on TSE or on stock indexes, function similarly to each other with respect to their trading activities, and are subject to the Constitution, rules and regulations of the Exchange. Therefore, all Trading Participants both as to themselves and equity options and stock index options are subject to similar regulatory requirements.

Clearing System and Margin

All transactions creating or closing positions in Options Contracts are executed and settled in Tokyo by Trading Participants that are authorized by the Exchange to trade Option Contracts. Option Contracts are not fungible or inter changeable with options that are traded on any other market.

Since the July 1999 No-Action Letter, TSE has adopted a clearing system pursuant to which Trading Participants clear their transactions for themselves. Trading Participants are not, however, necessarily required to acquire Clearing Qualification status. If they do not have the appropriate Clearing Qualification status, they clear their transactions through other Trading Participants that have the appropriate Clearing Qualification status. TSE acts as a clearing body.

Another change since the July 1999 No-Action Letter is that TSE margin rules for Trading Participants and their customers are now based on the Standard Portfolio Analysis of Risk System developed by the Chicago Mercantile Exchange.

Both the clearing system and the margin system are described in greater detail in the Updated Disclosure Document.

S&P/TOPIX 150 Index

Set forth below and in the enclosed supporting material is detailed information on the Index as well as other information.

Pursuant to agreements between TSE and Standard & Poor's, a Division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"), (a) the Index was launched and is maintained by, Standard & Poor's in collaboration with TSE, and (b) TSE has created futures contracts on the

Index and the Option Contracts. The Index is a new market capitalization index and balances broad portfolio representation with liquidity in the underlying components.[5]

Trading on the Exchange in futures contracts on the Index and the Option Contracts commenced on June 11, 2001.

The Index is governed by the S&P/TOPIX 150 index committee called the Japanese Index Committee ("Committee") chaired by Standard & Poor's with four representatives from Standard & Poor's and three representatives from TSE. The Committee makes all decisions regarding matters related to Index construction and maintenance, including: (a) selection, addition and deletion of component stocks; (b) calculation of the Investable Weight Factor for each component stock (see discussion below); (c) liquidity standards; (d) minor adjustments to index calculation algorithm; and (e) matters other than major changes to Index editorial policy and the development of supplementary indexes. Standard & Poor's calculates the Index and is the official source of all Index values. The base value of the Index is 1,000 as of December 30, 1997.

Composition of the Index

The composition of the S&P/TOPIX 150 is derived from the over 1400 stocks that comprise the Tokyo Stock Price Index, (known as TOPIX) Universe, a composite index of all the common stocks listed on the First Section of the Exchange. The 150 stocks are highly liquid securities selected from each major sector of the Tokyo market and represent approximately 70% of the market value of the First Section.

The securities included in the Index satisfy several criteria intended to remove the less liquid, less easily traded securities from inclusion in the Index. Standard & Poor's mapped TOPIX stocks according to Standard & Poor's sector classification system, the Global Industry Classification Standard ("GICS"). It then ranked the stocks by liquidity, size and sector representation in order to arrive at the 150 issues that constitute the S&P/TOPIX 150. Specifically, the criteria include:

i. Domicile. A company must be incorporated in Japan or have its headquarters in Japan.

ii. Size. Only leading companies with large market value in the leading industries are considered. The stocks selected in the S&P/TOPIX Index mirror the TOPIX Universe Sector Weights. The Average Adjusted Market Capitalization of an S&P/TOPIX 150 stock was US$6,971 million as of December 14, 2001.

iii. Liquidity. Stocks are ranked according to liquidity, which is measured by the stock's 12-month dollar value traded. Value traded and float turnover are analyzed on a monthly basis

[5] The Index is part of the S&P Global 1200, the new global index covering all six major regions of the world and incorporating approximately 70% of world capitalization. The S&P Global 1200 comprises the S&P/TOPIX 150 for Japan, the S&P 500 for the US, the S&P/TSE for Canada (60 stocks), the S&P Europe (350 stocks), Asia/Pacific (100 stocks), and Latin America (40 stocks). Information on the S&P Global 1200 was obtained from Standard & Poor's.

to ensure ample liquidity. Stocks selected have a float turnover generally greater than 0.20. Float adjustments are reviewed on an annual basis.

iv. Company Fundamentals. Companies must have established/stable revenue and earnings. Their financial and operating conditions are analyzed in order to minimize Index turnover.

Standard & Poor's GICS methodology consists of 10 economic sectors aggregated from 23 industry groups, 59 industries and 123 sub-industries covering over 10,000 companies globally. Each company's revenue and sales breakdown for each line of business or product is evaluated. The 10 economic sectors, consistent throughout all the S&P indexes, include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services, and Utilities. Sector and industry classifications are monitored on an ongoing basis.

The Index is weighted by each constituent stock's listed market capitalization, which excludes the value of any shares owned by the Government of Japan (hereinafter referred to as "market capitalization"), adjusted to eliminate certain shareholdings that are not believed to be part of the investable market value available to investors. Accordingly, except in the case of issuers that are banks, the market capitalization of each stock is adjusted to exclude the value of the shares held by any shareholder named among the ten largest shareholders of the issuer disclosed in the issuer's Annual Securities Report, if that shareholder is not considered to be an active shareholder. Active shareholders include, among others, investment trusts, trust banks (shareholdings through customers' trust accounts), investment advisors, employee share ownership plans, securities finance companies and nominees. Issuers that are banks generally have significant cross-shareholdings, which do not actively trade. Because of the difficulty in ascertaining the amount of such cross-holdings, to take them and other large stockholdings into account, in the case of a bank, the issuer's market capitalization is adjusted by deducting a flat 60% of such capitalization. The percentage (after such adjustments) of the total market capitalization included for index calculation purposes is called the "Investable Weight Factor (IWF)", which is determined by TSE and Standard & Poor's.

In summary, the stocks in the TOPIX Universe are ranked by sector, and by value traded. Subtotals are calculated for each Standard & Poor's sector's Investable Market Capitalization. Each sector weight of this Universe is a percentage of the Total Universe Investable Market Capitalization, which is: Price multiplied by Shares Outstanding multiplied by IWF.

The IWF or Float Shares is equal to: 1 minus the sum of the percentage held by certain major shareholders that are believed to be inactive shareholders. Each company's IWF is revised on an annual basis in order to avoid frequent rebalancing by fund managers. The IWF will be revised, however, in the event of a merger or other major event that changes a stock's weight dramatically.

Once stocks have been selected for inclusion in the Index, the index value is calculated as follows:

$$\text{Index} = \frac{\text{Sum of all Investable Market Capitalization for all companies}}{\text{Index Divisor}}$$

The Index Divisor is calculated by dividing the result of multiplying the New Investable Market Capitalization by the Old Divisor by the Old Investable Market Capitalization. Adjustments to the denominator are performed as often as necessary to ensure continuity of the Index, for example, when there is a change in the composition of the Index (*e.g.*, additions, deletions, replacements of companies) or in the event of corporate actions and capital changes (*e.g.*, mergers, rights offerings, public offerings).

Additions to the Index will be announced at least 5 business days prior to implementation. The most common reasons why stocks will be deleted from the Index include: (a) acquisition by another company; (b) the filing of a petition for bankruptcy; (c) the company has been restructured, in which case the restructured company and any spin-offs are reviewed for Index inclusion or exclusion; or (d) the company no longer meets current criteria for inclusion or is no longer representative of its industry group in terms of size and liquidity. In this regard, a candidate pool of stocks is available at all times, comprising the top 10 stocks in each sector from the stocks that are not part of the Index but are in the TOPIX universe.

As noted above, the float adjustments will be reviewed on an annual basis. The number of listed shares outstanding of each component stock referred to above (and which are used in the determinations of various market capitalizations referred to in this letter) is the number of shares outstanding after the last update of such number for Index calculation purposes. Such update will be made on a quarterly basis (March, June, September and December), except for such cases as stock splits (including stock dividends), rights offerings and share changes of 5% or greater due to other corporate events, in which cases changes will be made on the ex-date or the effective date. Generally, Index changes due to rebalancing are announced the Wednesday before a Friday implementation by way of a news release.

Index Constituents and Weightings

Table I in Appendix A contains detailed information on the composition of the Index. It identifies the following information, by order of adjusted market capitalization as of December 14, 2001, in respect of each stock in the Index: (a) the adjusted market capitalization; (b) the Index weight; (c) the IWF; and (d) the GICS Sector to which the stock belongs. As of December 14, 2001, the total adjusted market capitalization of the Index was US$1,037 billion. The three largest sectors in the Index as of that date were Consumer Discretionary (25.79%), Information Technology (17.57%) and Industrials (14.83%). The five largest capitalized stocks were Toyota Motor Corp. ($61 billion, 5.89%), NTT DoCoMo, Inc. ($40 billion, 3.94%), Sony Corp. ($39 billion, 3.79%), Takeda Chemical Ind. ($32 billion, 3.14%) and Nippon Tel&Tel Co. ($29 billion, 2.83%).

Table II provides the sector breakdown of the Index and the number of companies in each sector. Table III provides the average daily volume of trading by calendar month (measured by share turnover and yen (and US dollar) value) in each of the underlying stocks for the period January through November 2001. Table IV provides the daily volume in each underlying stock (measured by share turnover and yen (and US dollar) value) for six dates on which the final settlement prices were calculated.

Of the 150 stocks represented in the Index, twenty-four (24) are the subject of US exchange listed ADRs and are identified in Appendix B. However, as the Option Contracts are settled by cash, it is not possible to satisfy obligations by the delivery of ADRs.

Availability and Price Collection

The Index is calculated on a real-time basis and calculation begins at 09:01, one minute after the opening of the Exchange's market. In Japan, the opening price is the first trade of any stock. In the event a stock does not open, the previous closing price or the special bid or asked quote,[6] if any, is used until an opening price is available. The closing index value is calculated using the closing price or the last special bid or asked quote, if any, of each stock on the Exchange. WM/Reuters spot rates are provided real-time by the WM Company. The US dollar-denominated index is calculated (based upon the closing index value) on a continuous basis after the Tokyo close using updated dollar/yen exchange rates. Pricing source is Reuters real-time feed. The Index is disseminated every 15 seconds by major quote vendors such as Bloomberg and Bridge.

Disclosure Document Updated

As noted above, enclosed with this request for no-action relief is the Updated Disclosure Document. In addition to the inclusion of information about the Index and the Option Contracts, changes from the October 30, 2000 TSE Disclosure Document that are reflected in the Updated Disclosure Documentary principally: (a) inclusion of information that reflects various changes in the regulatory structure in Japan; (b) inclusion of information that reflects the demutualization of TSE (including, among others, the change from a membership system to a system of trading participants and the change to a clearing firm system); (c) updating of the information included in the October 30, 2000 TSE Disclosure Document; and (d) clarification of the manner in which margin is held by TSE.

Surveillance Arrangements

We understand that among the significant factors the Division will consider in reviewing the request herein is TSE's ability to conduct surveillance over trading in the Options Contracts and the stocks underlying the Index. As noted above, both the Options Contracts and the stocks underlying the Index trade on the Exchange, as do futures contracts on the Index.[7] Consequently, TSE has access to all material information necessary to conduct proper surveillance.

---

[6] In accordance with TSE rules, in the event that there is a "one-sided market" (*e.g.*, a large imbalance) and it is expected that there will be more than a specified permitted variation between the last executed contract price and the expected new price, TSE personnel will not match orders. Instead, they will enter in CORES-FOP, a special bid or asked quotation, as applicable. Special bid and asked quotations are intended to prevent drastic price movements from occurring and are disseminated publicly through the Exchange's Market Information System. In accordance with Exchange Rules, if counter orders at a special quotation are not received in sufficient volume to fill all open orders, the Exchange will continue to change the special quotation within prescribed limits (up to the daily price limit) after intervals of at least one minute, until counter orders are received in sufficient volume to fill all open orders.

[7] The Exchange is the primary trading market in Japan for almost all the component stocks in the Index.

As stated in the July 1999 No-Action Letter, the Commission and the Ministry of Finance of Japan have entered into a Memorandum of Understanding that provides a framework for mutual assistance in investigating regulatory matters.[8] Moreover, TSE has entered into several arrangements for the sharing of information on a multilateral and cross border basis. On June 22, 2000 TSE became the first exchange in Asia to become an affiliate member of the Intermarket Surveillance Group ("ISG"), which is comprised of representatives from US and non-US securities and futures exchanges with observers from the Commission and Commodity Futures Trading Commission. The members of ISG have agreed to share information to ensure coordinated surveillance of intermarket trading abuses. In addition, TSE is a signatory to the International Information Sharing Memorandum of Understanding dated March 15, 1996, a framework for over sixty futures exchanges and clearing organizations worldwide to share information relevant to managing global market emergencies. These arrangements significantly enhance TSE's ability to conduct surveillance over trading in the Option Contracts and the stocks underlying the Index.

Conditions of Relief

As conditions for the issuance by the Division of the no-action position requested herein, TSE confirms the following:

a. It has implemented and complied with the terms and conditions of relief set forth in the July 1999 No-Action letter and, except as superseded herein in connection with the Updated Disclosure Document, which will be provided, both as to the contacts that are the subject of that letter and the Option Contracts, rather than the October 30, 2000 TSE Disclosure Document, and undertakes to continue to comply with such terms and conditions, except as modified herein, with respect to the contracts that are the subject of that letter as well as the Option Contracts. Among other things, TSE has advised Trading Participants, as provided in the July 1999 No-Action Letter, that, under U.S. law, Trading Participants which are not U.S. registered broker-dealers may deal with Eligible Institutions only in accordance with Rule 15a-6 under the Exchange Act, principally through U.S. registered broker-dealers as provided in such Rule, TSE has established careful limitations to assure compliance with applicable U.S. securities laws and TSE will continue, as necessary, to establish further limitations to assure continued compliance with such laws; and

b. TSE will not provide persons located in the US with direct electronic access to the Exchange without express approval from the Commission.

Conclusion

TSE will continue to be an organized exchange organized, operating and regulated under the laws of Japan and the fact that TSE, TSE Representatives, or Trading Participants make TSE

[8] See, Memorandum of the United States Securities and Exchange Commission and the Securities Bureau of the Japanese Ministry of Finance on Sharing Information (May 23, 1986).

equity and index products known to a particular sophisticated segment of the United States financial community will not alter this fact.

S&P/TOPIX 150 Index option contracts will be important new tools for customers in the United States to manage their exposure to global markets. For this reason, based on the facts and circumstances set forth herein and in the enclosed Updated Disclosure Document, and subject to continuing compliance with the terms and conditions of the July 1999 No-Action Letter, except that the Updated Disclosure Document rather than the July 27, 1999 TSE Disclosure Document will be provided (such provision to be by Trading Participants rather than by Regular Members or Special Participants), and the additional undertakings set forth herein, we request that the Division confirm that it will not recommend enforcement action to the Commission as set forth above.

We very much appreciate your prompt consideration of this matter. If you have any questions concerning this matter, please do not hesitate to contact me at (212) 363- 2350.

Very truly yours,

Tokyo Stock Exchange, Inc.

By: Richard P. Streicher

Richard P. Streicher
U.S. Legal Counsel

Enclosures:

Appendix A: Tables I-IV (Information on Composition of Index and Volume of Trading in Underlying Stocks)

Appendix B: Component Stocks that are Subject of ADRs

S&P/TOPIX 150 Futures and Options Booklet

S&P/TOPIX 150 Booklet

No-Action Letter dated July 27, 1999, from Robert Colby, Deputy Director, Division of Market Regulation, United States Securities and Exchange Commission to Richard P. Streicher, Loeb & Loeb LLP

TOKYO STOCK EXCHANGE (TØ-KYØ SHØ KEN TORI HIKI JO) SPECIAL CHARACTERISTICS AND RISKS OF TOKYO STOCK EXCHANGE EQUITY OPTIONS AND STOCK INDEX OPTIONS, dated October 30, 2000

TOKYO STOCK EXCHANGE, INC. (Kabushiki-gaisha TØ-KYØ SHØ KEN TORI HIKI JO) SPECIAL CHARACTERISTICS AND RISKS OF TOKYO

STOCK EXCHANGE EQUITY OPTIONS AND STOCK INDEX OPTIONS, dated March 2002

cc: Yvonne Fraticelli, Securities and Exchange Commission

TOKYO STOCK EXCHANGE

Derivatives Department
2-1, Nihombashi-Kabuto-cho, Chuo-ku,
Tokyo 103-8220 Japan
tel: +81-3-3666-0141
fax: +81-3-3639-4088
derivatives@tse.or.jp

New York Representative Office
45 Broadway, New York, N.Y.10006 U.S.A.
tel: +1-212-363-2350
fax: +1-212-363-2354
contact@tseny-rep.com

London Representative Office
4th Floor, Peninsular House 36, Monument Street
tse-ldn@jais.co.uk

Singapore Representative Office
20 Collyer Quay #10-02A Tung Centre
Singapore 049319
tel: +65-438-5100
fax: +65-438-5800
toshosro@pacific.net.sg

TOKYO
STOCK EXCHANGE

2.Specifications

(1) S&P/TOPIX 150 Futures

Contract	S&P/TOPIX 150	
Trading Unit	S&P/TOPIX 150 × ¥1,000	
Contract Months	March, June, September & December (3 at all times)	
Trading Period	9 months per contract month	
Trading Hours	09:00～11:00 (11:10 on half-days) & 12:30～15:10	
Last Day of Trading	business day prior to second Friday	
Minimum fluctuation	0.5 points	
Daily Price Limit	previous closing price	daily price limit (± points)
	less than 2,000	100
	less than 3,000	150
	less than 4,000	200
	4,000 or more	250
Trading	pure auction	
Trading System	computerised trading system	
Margin	calculated using SPAN®	
Payments/Receipts from offsetting	business day following offsetting (T+1)	
Final Settlement	2nd business day following the last day of trading cash settlement based on the first contract price for S&P/TOPIX 150 constituent stocks on the day after the last day of trading	
Off-auction block trading	①Trading hour: 8:20～16:00 ②Minimum trading lot: 100 trading units ③Minimum fluctuation: 0.1 points ④Execution prices: 95～105% of last traded price	

(2) S&P/TOPIX 150 Options

Contract	S&P/TOPIX 150 put & call options	
Trading Unit	S&P/TOPIX 150 × ¥1,000	
Contract Months	4 near-term months	
Trading Period	4 months per contract month	
Trading Hours	09:00～11:00 (11:10 on half-days) & 12:30～15:10	
Last Trading Day	business day prior to second Friday	
Exercise Date	day following last trading day (European)	
Exercise Price	5 exercise prices at 25-point intervals additional exercise prices are set as necessary to maintain 2 prices above and below the current level of S&P/TOPIX 150 value	
Minimum fluctuation	0.5 points (for prices over 5 points) or 0.1 points (for prices less than 5 points)	
Daily Price Limit	previous S&P/TOPIX 150 closing price	daily price limit (± points)
	less than 2,000	100
	less than 3,000	150
	less than 4,000	200
	4,000 or more	250
Trading	pure auction	
Trading System	computerised trading system	
Margin	calculated using SPAN®	
Payments/Receipts of Premium	business day following trading (T+1)	
Exercise Report	by 16:00 on the exercise date; exercise reports and orders are unnecessary for in-the-money issues	
Final Settlement	same as for S&P/TOPIX150 Futures	

See TSE website for updated information: **www.tse.or.jp/english/index.shtml**


June 11, 2001 Debut
S&P/TOPIX 150 Futures &Options

1.What is S&P/TOPIX 150?

The Tokyo Stock Exchange and Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (NYSE: MHP) have introduced a new equity index for the Japanese securities market.
This new, market-capitalization weighted index, the S&P/TOPIX 150 includes 150 highly liquid securities selected from each major sector of the Tokyo market, and represents approximately 70% of the market value of the Japanese equity market.
S&P/TOPIX 150 is part of the S&P Global 1200, the new global index covering all six major regions of the world. The S&P Global 1200 Index comprises the S&P/TOPIX 150 for Japan, the S&P 500 for the U.S. (500 stocks), the S&P/TSE for Canada (60 stocks) Latin America (40 stocks), the S&P Europe(350 stocks) and Asia/Pacific (100stocks).


P/TOPIX

Calculation Method

(1) Constituents

Eligibility.

To be eligible for inclusion in the S&P/TOPIX 150 index, stocks must be included in the TOPIX universe. Further, stocks are evaluated according to certain guidelines:

- •Domicile: Companies must be incorporated in Japan or have headquarters in Japan.
- •Size: Only companies with a large market capitalization are considered.
- •Liquidity: Only actively and regularly traded stocks are considered.

Sectors.

Standard & Poor's uses 10 economic sectors in index construction. These sectors are common across all Standard & Poor's indices, including the S&P 500.

Change of constituents.

Constituents are not changed on regular basis.

(2) Methodology

The index is weighted in terms of each constituent stock's market capitalization. Market capitalization is adjusted to exclude the value of shares held by large shareholders. The percentage of the total market capitalization included for the index calculation purposes is called the "Investable Weight Factor (IWF)" determined by Standard & Poor's.
See TSE website for updated component stocks & IWF:
www.tse.or.jp/english/topix/sptopix/sptpx02.html

(3) Base date

The index is set at 1,000 points, as of December 30, 1997.

Real time calculations are available on S&P's web-site and Reuters:
www.spglobal.com/dataframe.html

Index	Reuters Code
S&P/TOPIX 150 (YEN)	.SPTPX
S&P/TOPIX 150 (USD)	.SPTPXD



STANDARD
&POOR'S
Setting the Standard

S&P/TOPIX 150



TOKYO
STOCK EXCHANGE


PRICE RETURN PERFORMANCE (US$)
S&P/TOPIX 150
S&P Global 1200
S&P 500
200.00
180.00
160.00
140.00
120.00
100.00
80.00
1.1.98
3.21.98
6.9.98
8.28.98
11.16.98
2.4.99
4.25.99
7.14.99

S&P/TOPIX 150

The S&P/TOPIX 150 is an index of Japanese equities, developed and maintained by Standard & Poor's in collaboration with the Tokyo Stock Exchange. The index is a component of the S&P Global 1200, a global index compiled by Standard & Poor's covering equities from around the world which incorporate about 70 percent of the world market capitalization. Its construction methodology and focus on leading companies from leading industries make it consistent with other widely-accepted Standard & Poor's indices worldwide. As such the S&P/TOPIX 150 Index offers a new equity standard for both domestic and international investors.

The S&P/TOPIX 150 is part of the S&P Global 1200, the first real-time global equity index. The S&P Global 1200 also includes the S&P 500 for the U.S., the S&P/TSE 60 for Canada, the S&P Latin America 40, the S&P Asia Pacific 100, and the S&P Europe 350.

The features of the S&P/TOPIX 150 make it especially attractive to investors. It balances broad portfolio representation with liquidity in the underlying index constituents, making the index suitable for a variety of index-based investments products. The index also incorporates the sectoral representation of the market, in this case measured by the well-known broad TOPIX index. Standard & Poor's shares with MSCI the Global Industry Classification Standard (GICS) to classify stocks. This allows investors to allocate assets via sectors using a classification system that is not only consistent within the S&P Global 1200 but across many of the existing benchmarks in the region.

Another key feature of the index is that each constituent is adjusted for the free float available to investors. This means that government ownership, cross-holdings, and strategic holdings are removed and foreign investment restrictions are accounted for with an investable weight factor (IWF).

The S&P/TOPIX 150 Index is managed by the S&P/TOPIX 150 International Index Policy Committee whose members are selected from Standard & Poor's operations worldwide and the Tokyo Stock Exchange. Index governance and maintenance follow the same rules and principles that have been successful for the S&P 500. These principles ensure high quality constituents with strong fundamentals and liquidity while keeping index turnover as low as possible.

Standard & Poor's is committed to encouraging the development of index-related investment products to facilitate easy management of equity portfolios. Subsequently, the Tokyo Stock Exchange listed futures and options on the S&P/TOPIX 150 in June 2001 and Barclays Global Investors plans to launch two S&P/TOPIX 150 exchange-traded funds by third quarter 2001—a yen-based fund listed on the Tokyo Stock Exchange and a U.S. dollar version listed on the American Stock Exchange.

Statistics as of April 30, 2001

(Amounts in US$ Billions)

Number of Companies	150
Total Market Value (unadjusted)	2,110.2
Total Market Value (float adjusted)	1,396.2
Average Company Size	14.1
Median Company Size	7.8
Largest Company Size	205.8
Smallest Company Size	1.6









10.2.99
12.21.99
3.10.00
5.29.00
8.17.00
11.5.00
1.24.01
4.14.01

Sector Count

Consumer Discretionary	23
Consumer Staples	11
Energy	2
Financials	20
Health Care	8
Industrials	40
Information Technology	21
Materials	17
Telecommunication Services	2
Utilities	6
Total	150

S&P 500
128.75

S&P/TOPIX 150
125.89

S&P Global 1200
124.37

All dates as of April 30, 2001
Re-based to 100 as of Dec. 31, 1997
US$ Returns

S&P/TOPIX 150 Sector Weights vis-à-vis S&P Global 1200



13.0%
24.3%
7.1%
0.6%
14.9%
20.7%
5.0%
14.8%
10.0%
11.1%
7.8%
8.8%
3.6%
5.5%
S&P/TOPIX 150
S&P Global 1200
Consumer Discretionary
Consumer Staples
Energy
Financials
Health Care
Industrials
Information Technology
Materials
Telecommunications Services
Utilities



S&P/TOPIX 150

Data as of April 30, 2001

Company Name	Float-Adjusted Market Cap (US$ bil)	Float-Adjusted Market Cap (¥ bil)	Index Weight	Investable Weight Factor (IWF)	GICS Sector
Toyota Motor Corp.	83.2	10,309.8	5.96%	0.67	Cons Discr
NTT Mobile Communications	67.9	8,412.2	4.86%	0.33	Telecom Svc
Sony Corp.	62.9	7,792.4	4.51%	0.92	Cons Discr
Nippon Tel&Tel Co.	54.8	6,785.0	3.92%	0.99	Telecom Svc
Nomura Securities	36.8	4,559.8	2.64%	0.89	Financials
Takeda Chemical Ind.	32.5	4,028.0	2.33%	0.76	Health Care
Canon Inc.	29.5	3,652.3	2.11%	0.86	Info Tech
Matsushita Electric Ind.	27.7	3,427.1	1.98%	0.80	Cons Discr
Hitachi	26.8	3,319.0	1.92%	0.83	Info Tech
Tokyo Electric Power	26.1	3,232.7	1.87%	0.81	Utilities
Honda Motor Corp.	25.8	3,196.3	1.85%	0.66	Cons Discr
NEC Corp.	25.4	3,152.0	1.82%	0.85	Info Tech
Mitsubishi Tokyo Finl Gr	23.4	2,894.2	1.67%	0.40	Financials
Mizuho Holdings	22.6	2,802.3	1.62%	0.40	Financials
Sumitomo Bank	20.9	2,590.5	1.50%	0.40	Financials
Fujitsu	20.1	2,487.3	1.44%	0.74	Info Tech
Toshiba Corp.	17.5	2,166.8	1.25%	0.83	Info Tech
Rohm Co.	17.5	2,163.6	1.25%	0.86	Info Tech
Fuji Photo Film Co.	17.0	2,101.5	1.22%	0.82	Cons Discr
Murata Mfg. Co.	16.7	2,065.1	1.19%	0.82	Info Tech
East Japan Railway	16.0	1,981.4	1.15%	0.72	Industrials
Ito-Yokado Co.	15.8	1,958.8	1.13%	0.68	Cons Discr
Seven-Eleven Japan	15.4	1,902.2	1.10%	0.38	Cons Staple
Kyochera Corp.	15.1	1,865.6	1.08%	0.83	Info Tech
Nintendo Co.	14.5	1,795.2	1.04%	0.64	Cons Discr
UFJ Holdings	13.6	1,680.9	0.97%	0.40	Financials
Tokio Marine & Fire	13.5	1,672.1	0.97%	0.83	Financials
Daiwa Securities	13.4	1,659.3	0.96%	0.89	Financials
Nissan Motor Co.	13.3	1,650.7	0.95%	0.49	Cons Discr
KAO Corp.	13.2	1,637.3	0.95%	0.85	Cons Staple
Shin-Etsu Chemical	12.7	1,571.8	0.91%	0.75	Materials
Mitsubishi Heavy Ind.	12.0	1,481.9	0.86%	0.87	Industrials
Secom Co.	11.6	1,433.6	0.83%	0.82	Industrials
Nikko Securities	11.1	1,375.1	0.80%	0.71	Financials
Kansai Electric Power	11.1	1,373.3	0.79%	0.72	Utilities
Mitsubishi Electric Co.	10.9	1,350.6	0.78%	0.85	Industrials
Nippon Steel Corp.	10.4	1,288.2	0.74%	0.83	Materials
Sharp Corp.	10.4	1,282.5	0.74%	0.67	Cons Discr
Ricoh Co.	10.2	1,266.9	0.73%	0.79	Info Tech
Tokyo Electron	10.0	1,233.3	0.71%	0.78	Info Tech
Chubu Electric Power	9.9	1,221.4	0.71%	0.74	Utilities
Misubishi Estate	9.6	1,184.6	0.69%	0.73	Financials
Sanyo Electric Co.	9.2	1,144.4	0.66%	0.80	Cons Discr
Yamanouchi Pharmaceuticals	8.4	1,037.5	0.60%	0.84	Health Care
Yamato Transport	8.2	1,013.2	0.59%	0.84	Industrials
Mitsubishi Corp.	8.1	1,005.7	0.58%	0.69	Industrials
Dai Nippon Printing	8.0	994.6	0.58%	0.78	Industrials
NTT Data	8.0	984.9	0.57%	0.44	Info Tech
Denso Corp.	7.9	975.5	0.56%	0.44	Cons Discr
Bridgestone Corp.	7.7	955.9	0.55%	0.78	Cons Discr
Softbank Corp.	7.7	949.3	0.55%	0.60	Info Tech
Sankyo Co.	7.6	938.8	0.54%	0.80	Health Care
Advantest	7.4	918.6	0.53%	0.65	Info Tech
Sumitomo Electric	7.4	916.2	0.53%	0.80	Industrials
Kirin Brewery Co.	7.1	877.9	0.51%	0.75	Cons Staple
Nippon Mitsubishi	7.1	876.8	0.51%	0.83	Energy
Mitsui Fudosan	7.0	866.0	0.50%	0.87	Financials
Mitsui & Co.	6.9	849.7	0.49%	0.76	Industrials
Fanuc	6.8	844.1	0.49%	0.51	Industrials
Central Japan Railway	6.6	818.0	0.47%	0.47	Industrials
TDK Corp.	6.4	793.7	0.46%	0.83	Info Tech
Jusco Co.	6.3	777.1	0.45%	0.77	Cons Discr
SMC Corp.	6.3	776.1	0.45%	0.74	Industrials
Furukawa Electric	6.2	762.7	0.44%	0.79	Industrials
Asahi Glass Co.	6.1	759.9	0.44%	0.61	Industrials
Orix Corp.	6.1	755.6	0.44%	0.85	Financials
Tokyo Gas Co.	6.1	750.8	0.43%	0.77	Utilities
Sumitomo Chemical	5.9	732.0	0.42%	0.67	Materials
Hoya Corp.	5.8	724.3	0.42%	0.77	Info Tech
Keyence Corp.	5.8	715.0	0.41%	0.64	Info Tech
Asahi Chemical Ind.	5.7	706.5	0.41%	0.77	Materials
Takefuji Corp.	5.6	698.7	0.40%	0.49	Financials
Nippon TV Network	5.6	696.6	0.40%	0.69	Cons Discr
Eisai Co.	5.6	695.4	0.40%	0.74	Health Care
Toppan Printing Co.	5.6	687.9	0.40%	0.83	Cons Discr

Company Name	Float-Adjusted Market Cap (US$ bil)	Float-Adjusted Market Cap (¥ bil)	Index Weight	Investable Weight Factor (IWF)	GICS Sector
Sumitomo Corp.	5.5	679.6	0.39%	0.70	Industrials
West Japan Railway	5.3	654.5	0.38%	0.55	Industrials
Japan Air Lines Co.	5.3	653.8	0.38%	0.75	Industrials
Osaka Gas Co.	5.3	652.7	0.38%	0.73	Utilities
Kyushu Electric Power	5.2	647.3	0.37%	0.75	Utilities
Mitsubishi Chemical	5.2	643.8	0.37%	0.73	Materials
Acom Co.	5.0	622.9	0.36%	0.43	Financials
Toray Inds. Inc.	4.8	598.9	0.35%	0.77	Materials
Promise Co.	4.8	592.0	0.34%	0.47	Financials
All Nippon Airways	4.7	576.8	0.33%	0.80	Industrials
Nippon Unipac	4.6	568.8	0.33%	0.73	Materials
Fujisawa Pharmaceutical	4.5	557.9	0.32%	0.69	Health Care
Pioneer Elec. Corp.	4.4	551.0	0.32%	0.83	Cons Discr
Matsushita Communications	4.4	550.2	0.32%	0.43	Info Tech
Suzuki Motor Corp.	4.4	543.3	0.31%	0.64	Cons Discr
Itochu Corp.	4.4	542.7	0.31%	0.76	Industrials
Komatsu	4.3	537.0	0.31%	0.80	Industrials
Asahi Breweries	4.3	532.1	0.31%	0.76	Cons Staple
Japan Tobacco Inc.	4.3	528.0	0.31%	0.96	Cons Staple
Ajinomoto Co. Inc.	4.2	524.1	0.30%	0.64	Cons Staple
Daiichi Pharm Co.	4.2	524.0	0.30%	0.68	Health Care
Sekisui House	4.2	516.7	0.30%	0.67	Cons Discr
Nippon Yusen .K	4.1	502.6	0.29%	0.74	Industrials
Nippon Express Co.	4.0	499.5	0.29%	0.75	Industrials
Marui Co.	4.0	492.2	0.28%	0.80	Cons Discr
Sumitomo Trust & Banking	3.9	485.8	0.28%	0.40	Financials
Oji Paper Co.	3.8	475.1	0.27%	0.76	Materials
Matsushita Elec. Works	3.8	468.7	0.27%	0.46	Industrials
Nippon Sheet Glass	3.7	452.2	0.26%	0.85	Industrials
Fuji Heavy Inds.	3.6	449.6	0.26%	0.67	Cons Discr
Taisho Pharm Co.	3.5	439.1	0.25%	0.53	Health Care
Nitto Denko	3.5	436.6	0.25%	0.63	Industrials
Mitsui Marine & Fire	3.4	423.8	0.25%	0.81	Financials
Shiseido Co.	3.3	406.8	0.24%	0.70	Cons Staple
Daiwa House Inds.	3.2	395.8	0.23%	0.76	Cons Discr
Kubota Corp.	3.2	393.3	0.23%	0.62	Industrials
Terumo Corp.	3.2	392.2	0.23%	0.75	Health Care
Asahi Bank	3.1	388.7	0.22%	0.40	Financials
Daikin Industries	3.1	388.7	0.22%	0.70	Industrials
Mitsui Mining & Sm.	3.0	377.1	0.22%	0.93	Materials
NKK Corp.	3.0	376.2	0.22%	0.80	Materials
Mitsui Chemicals	2.9	365.0	0.21%	0.74	Materials
Obayashi Corp.	2.9	363.3	0.21%	0.78	Industrials
Mabuchi Motor Co.	2.9	361.6	0.21%	0.62	Industrials
Taiyo Yuden Co.	2.9	353.1	0.20%	0.85	Info Tech
Kawasaki Steel Co.	2.8	346.2	0.20%	0.70	Materials
Shimizu Corp.	2.8	341.9	0.20%	0.74	Industrials
Hirose Electric	2.7	338.5	0.20%	0.73	Info Tech
Kajima Corp.	2.7	331.7	0.19%	0.81	Industrials
Credit Saison Co.	2.6	327.9	0.19%	0.74	Financials
NGK Insulators	2.6	327.8	0.19%	0.62	Industrials
Marubeni Corp.	2.6	319.9	0.19%	0.83	Industrials
Minebea Co.	2.5	313.6	0.18%	0.81	Industrials
Mitsubishi Materials	2.5	309.7	0.18%	0.84	Materials
Kuraray Co.	2.4	293.7	0.17%	0.86	Materials
Toyo Seikan Kaisha	2.3	290.4	0.17%	0.64	Materials
Fujikura	2.3	282.7	0.16%	0.78	Industrials
Taisei Corp.	2.3	280.4	0.16%	0.84	Industrials
Ebara Corp.	2.3	278.7	0.16%	0.79	Industrials
Sumitomo Metal Ind.	2.1	264.1	0.15%	0.72	Materials
Sumitomo Metal Mng.	1.9	241.1	0.14%	0.84	Materials
Kawasaki Heavy Ind.	1.9	231.5	0.13%	0.82	Industrials
NSK	1.9	229.7	0.13%	0.70	Industrials
Nissin Food Products	1.8	223.7	0.13%	0.65	Cons Staple
ALPS Electric Co.	1.7	212.8	0.12%	0.80	Info Tech
Mazda Motor Corp.	1.7	212.3	0.12%	0.52	Cons Discr
Tonen General Sekiyu	1.6	195.9	0.11%	0.33	Energy
Nippon Meat Packer	1.6	192.9	0.11%	0.61	Cons Staple
Uni-Charm Corp.	1.6	192.1	0.11%	0.56	Cons Staple
Sekisui Chemical	1.5	183.7	0.11%	0.72	Cons Discr
Nisshin Flour Mill	1.4	172.2	0.10%	0.67	Cons Staple
Ibiden Co.	1.3	161.8	0.09%	0.74	Info Tech
Daiwa Bank	1.1	131.4	0.08%	0.40	Financials
Mitsubishi Logisti	1.0	130.0	0.08%	0.66	Industrials
Chuo Mitsui Trst & Bkg Co	0.6	79.5	0.05%	0.40	Financials

10.2.99 12.21.99 3.10.00 5.29.00 8.17.00 11.5.00 1.24.01 4.14.01





S&P/TOPIX 150 ($)
125.89

S&P/TOPIX 150 (¥)
121.23



Methodology and Practices

Index Construction and Eligibility

Eligibility
The initial selection universe is based on the TOPIX universe of over 1300 stocks. If candidates meet the criteria for size, liquidity and the sector representation of Japan, then they are eligible for the S&P/TOPIX 150.

Float-Adjusted Market Capitalization
Ownership of a company's shares outstanding is extensively analyzed in order to screen for investable market capitalization. When calculating index weights, individual constituents' shares held by governments, corporations, strategic partners, or other control groups are excluded from the company's shares outstanding. Shares owned by other companies are also excluded regardless of whether they are index constituents. Stocks with limited float may be included if they are actively traded and the market value of the available float is sufficiently large.

Liquidity
Stocks are ranked according to liquidity, which is measured by the stock's 12-month moving average trading volume and its average daily value traded on the primary listing exchange. The trading volume of a company's stock is analyzed on a daily, monthly, and annual basis to ensure ample liquidity and efficient share pricing.

Sector Classification
Standard & Poor's has mapped stocks to the Global Industry Classification Standard (GICS). The S&P/TOPIX 150 Index provides economic representation of the broad market over the 10 GICS economic sectors. These sectors, consistent throughout all the Standard & Poor's indices, include Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services, and Utilities. The GICS classifies a stock according to the source of its largest revenue share. For example, companies with multiple lines of businesses such as conglomerates or multi-industry companies are assigned to the sector that accounts for the largest percentage of its sales or revenues.

Fundamental Analysis
The financial and operating condition of a company are rigorously analyzed. Keeping in mind the goal of minimizing index turnover, the stability of index constituents is a major consideration. The primary criterion for inclusion is the selection of the largest and most liquid stocks in each of the GICS sectors.

Index Governance

The S&P/TOPIX 150 Index is maintained by the S&P/TOPIX 150 International Index Policy Committee. Committee members are selected from Standard & Poor's operations worldwide, drawing on expertise in indices and the global capital markets, and representatives from the Tokyo Stock Exchange. Decisions made by the Committee include all matters relating to index construction and maintenance.

Additions
An index addition generally will be made only if an index vacancy is created by an index deletion. Additions will be made according to their market size and liquidity, with a view to preserving sector, regional, and country representation in the index.

An initial public offering (IPO) will be added to the index only when an appropriate vacancy occurs and, in the view of the International Index Policy Committee, its size and trading volumes justify its inclusion. An exception may be made for extraordinary large global offerings where expected trading volume justifies inclusion (i.e. privatizations).

Deletions
A guiding principle of Standard & Poor's index management is to keep turnover among index constituents to a minimum. Deletions may occur due to delistings, bankruptcies, spin-offs, or failure to meet previously defined criteria for the index. The most common reason for deleting a stock from an S&P index is its acquisition by another company.

Candidate Pool
To respond quickly to events affecting index constituents, pre-screened prospective "add" constituents will be maintained in a replacement pool which will be closely monitored by the International Index Policy Committee. This list will be kept strictly confidential.

Announcements of Index Changes
Announcements of index changes due to corporate actions will generally be made five business days in advance whenever practical, bearing in mind that the timing of such events is occasionally uncertain. Announcements will be made after the daily close of trading in all by way of a news release posted on the Standard & Poor's Index Services web site at www.spglobal.com.

Revisions to the Float Adjustments
Float adjustment factors will be reviewed on an annual basis. Significant changes in the interim will be implemented as they occur. Each company's financial statements will be used to update the major shareholders' ownership.

Quarterly Index Rebalancing
Changes in the number of shares outstanding driven by corporate events such as stock dividends, splits, and rights issues will be adjusted on the ex-date. Share changes of five percent or greater are implemented when they occur. All share changes of less than five percent are updated on a quarterly basis (second Friday of March, June, September, and December or at the close of the expiry of futures contracts). Generally, index changes due to rebalancing are announced the Wednesday before a Friday implementation by way of a news release posted on www.spglobal.com.

Real-Time Calculation

The S&P/TOPIX 150 calculation begins as soon as the first price quotation for any index constituent is received.

The opening price is the first trade of any stock; in the event a stock does not open, the previous closing price will be used. The official daily index close for both price and total return indices is based on the last traded price for each constituent and will be calculated after the last market close.

Exchange Rate

WM/Reuters spot rates are provided real-time by the WM Company.

Prices and Trading Hours

The pricing source is a Reuters real-time feed.

Base Date and Basis

The S&P/TOPIX 150 was based at December 31, 1997. The base value is 1000.

Reuters codes

S&P/TOPIX 150 (¥)	.SPTPX
S&P/TOPIX 150 (US$)	.SPTPXD
S&P GLOBAL 1200 (US$)	.SPGLOBAL



10.2.99 12.21.99 3.10.00 5.29.00 8.17.00 11.5.00 1.24.01 4.14.01



For More Information Visit Our Website:
www.spglobal.com

To contact Standard & Poor's Index Services:

David Collins
Vice President
Standard & Poors
Chiyoda-ku Uchisaiwai CHO1-1-7
Yamato Seimei Bldg., 19th floor
Tokyo, Japan 100-0011
ph (81) 3-3593-8579
fax 81 (3) 3593-8699
david_a_collins@standardandpoors.com

Standard & Poor's
55 Water Street
New York, NY 10041-0003
ph (1) 212 438-3538
fax (1) 212 438-3522
index_services@standardandpoors.com

Standard & Poor's
A Division of The McGraw-Hill Companies

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

July 27, 1999

Mr. Richard P. Streicher
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154-0037

Re: Tokyo Stock Exchange - Equity Options and TOPIX Options

Dear Mr. Streicher:

In your letter dated July 22, 1999, on behalf of the Tokyo Stock Exchange (the "TSE" or "Stock Exchange"), the organization responsible for the management and surveillance of the Stock Exchange, you seek relief similar to that previously granted by the Division of Market Regulation (the "Division") to other non-U.S. exchanges.[1] You request advice that, based on the circumstances stated in this letter, the Division will not recommend to the Securities and Exchange Commission (the "Commission") enforcement action (1) against the TSE, any of the officers, directors, or representatives of the TSE, regular members of the TSE ("Regular Members"), or the entities designated by the TSE as Special Participants in Equity Options or Special Participants in Stock Index Futures and Options (collectively, "Special Participants"), under Section 5 of the Securities Exchange Act of 1934 (the "Exchange Act"), by reason of the TSE not registering under Section 6 of the Exchange Act as a national securities exchange; (2) against the TSE, any of the officers, directors or representatives of the TSE, or Regular Members or Special Participants under Section 15 of the Exchange Act, by reason of the TSE or its Regular Members or Special Participants not registering under the Exchange Act as broker-dealers; or (3) against the TSE or any of the officers, directors or representatives of the TSE under Section 17A of the Exchange Act, by reason of its not registering under the Exchange Act as a clearing agency, if the TSE and its Regular Members and Special Participants as described below to familiarize certain registered broker-dealers and large financial institutions in the United States with the TSE and the equity and index options ("Options") traded on the TSE.

[1] See, e.g., SEC No-Action Letter to the Mercato Italiano dei Derivati, dated September 1, 1998; SEC No-Action Letter to the Société de Compensation des Marches Conditionnels, available June 17, 1996; SEC No-Action Letter to the Hong Kong Futures Exchange, available September 26, 1995; SEC No-Action Letter to the London International Financial Futures Exchange, available May 1, 1992.

We understand the facts to be as follows:

Regulatory Background

Organized in its current form in 1949, the TSE traces its origins to the founding of the Tokyo Stock Exchange Co. Ltd. in 1878.

The TSE is an incorporated organization under a membership system established in accordance with the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "Securities and Exchange Law"). The Exchange is licensed to act as a stock exchange by the Minister of Finance of Japan pursuant to the Securities and Exchange Law. Under the Securities and Exchange Law, the Financial Revitalization Committee and the Minister of Finance have continuing supervisory authority over all stock exchanges in Japan including the TSE.

Under the Securities and Exchange Law, only stock corporations registered by the Financial Revitalization Committee may engage in the securities business. Only such Japanese securities companies, and foreign securities companies registered by the Financial Revitalization Committee pursuant to the Securities and Exchange Law and to the Law Concerning Foreign Securities Firms, can become Regular Members or Special Participants of the Exchange.

Market Participants

In addition to TSE Regular Members there are Special Participants. Special Participants are non-member domestic or foreign securities companies, which are permitted to participate directly in trading Equity Options or Index Options (as such capitalized terms are defined below) on the TSE. Some Special Participants may be designated by the Exchange as Special Participants in Equity Options and permitted to trade only Equity Options. Others may be designated Special Participants in the Stock Index Futures and Options Trading, authorized by the Exchange for Index Options trading and not for Equity Options trading. Some Special Participants may be designated as both. Special Participants are members of the Japan Securities Dealers Association, as are Regular Members, and thus subject to its rules. Also, Special Participants' transactions on the TSE are subject to relevant provisions of the Exchange's Constitution and its rules and regulations. To the extent Special Participants are permitted to trade Equity Options or Index Options, they function, and are subject to the Constitution, rules and regulations of the TSE, the same as Regular Members. Therefore, all Special Participants and Regular Members both as to themselves and Equity Options and Index Options are subject to similar regulatory requirements.

The Options Market

The TSE's request focuses on options on individual stocks selected by the TSE that are listed and traded on the TSE ("Equity Options") and options on stock indexes comprised of stocks listed and traded on the TSE ("Index Options"). As of the date of the TSE's letter, the Tokyo Stock Price Index, known as "TOPIX," is the only stock index on which Index Options are traded (such Index Options, hereinafter "TOPIX Options"). Equity Options and TOPIX Options (together, the "Options") are the sole subject matter of this request.

Each Regular Member and Special Participant is required to deposit and maintain margin with the Exchange with respect to each Option for which it represents the writer. Such margin is calculated, collected and held by the Exchange in segregated accounts at designated banks. The margin required of Regular Members and Special Participants and their respective customers is calculated according to Exchange rules, taking into account the risks associated with the market volatility of both the premium for and the interest underlying any Option, and is marked to market at least daily and adjusted accordingly.

Prices on the TSE for Equity Options and Index Options are publicly quoted, and all Options are bought and sold, in Japanese yen. All transactions creating or closing positions in Options are executed and settled in Tokyo by Regular Members or Special Participants. Options are certificateless and transactions and positions are evidenced by statements from the Exchange to Regular Members and Special Participants and by them to their customers.

Equity Options and Index Options are not fungible or interchangeable with options that are traded on any other market. Thus, any Equity Options or Index Options position opened on the TSE can be closed only on the TSE or exercised only by a Regular Member or Special Participant giving an exercise notice to the Exchange.

The TSE's procedures are designed so that for every outstanding Option for which there is a buyer there is a writer of an Option of the same series who has undertaken to perform the writer's obligations in the event that an exercise is assigned to such writer. Once the exercise of an Option is allocated to a particular writer, that writer is contractually obligated to perform in accordance with the terms of the Option. These contractual obligations are secured by the securities or cash that the writer has deposited (if a customer, with a TSE Regular Member or Special Participant; if a Regular Member or Special Participant, with the Exchange).

On May 1, 1999, with respect to all Options outstanding on that date, the TSE will be interposed on a principal-to-principal basis, as the buyer to each Regular Member or Special Participant who has sold an Option and seller to each Regular Member or Special Participant who has bought an Option. As to all purchases or sales of Options after May 1, 1999, the TSE is interposed on a principal-to-principal basis as the buyer to each Regular Member or Special Participant seller of an Option and seller to each Regular Member or Special Participant buyer of an Option. As principal, the TSE in effect guarantees such trades to such Regular Members and Special Participants.

After exercise of Equity Options has been allocated, clearing and settlement of each transaction in the underlying securities takes place within the regular settlement system of the TSE. Index Options are cash settled through (effective after April 30, 1999, with) the Exchange.

Currently, for Options trading, the TSE does not provide direct electronic access to the Stock Exchange to persons located in the United States. The TSE represents that it will not make Options trading accessible in this fashion without express approval from the Commission.

Transactions with U.S. Customers

The TSE wishes to familiarize certain registered broker-dealers and large financial institutions in the United States with the Equity and Index Options traded on the TSE, and thus proposes to take the limited steps described below with respect only to "Eligible Broker-Dealers" and "Eligible Institutions." To be eligible, each such entity must meet the following standards:

(a) it must be a "qualified institutional buyer" as defined in Rule 144A(a)(1) under the Securities Act of 1933 ("Rule 144A" and the "1933 Act," respectively), or an international organization excluded from the definition of "U.S. person" in Rule 902(k)(2)(vi) of Regulation S under the 1933 Act; and

(b) it must have had prior actual experience with traded options in the U.S. options market (and, therefore, would have received the disclosure document for U.S. standardized options called for by Rule 9b-1 under the Exchange Act).

Regular Members and Special Participants will be required to take reasonable steps to assure themselves, before effecting any Options transaction for or with a customer located in the United States, that the customer is an Eligible Broker-Dealer or an Eligible Institution, that the customer is acting for its own account or the account of another Eligible Broker-Dealer or Eligible Institution or the managed account of a non-U.S. person (within the meaning of Rule 902(k)(2)(i) of Regulation S under the 1933 Act), and that the customer has received the TSE disclosure document referred to below. The TSE will advise its Regular Members and Special Participants that, under U.S. law, Regular Members and Special Participants which are not U.S. registered broker-dealers may deal with Eligible Institutions only in accordance with Rule 15a-6 under the Exchange Act, principally through U.S. registered broker-dealers as provided in such Rule.

The TSE will institute rules requiring Regular Members and Special Participants to furnish to Eligible Broker-Dealers and Eligible Institutions a TSE disclosure document before accepting an order from such entity to purchase or sell Options. The rules will also require that Regular Members and Special Participants obtain written representations from any Eligible Broker-Dealer or Eligible Institution, signed by an appropriate officer, to the following effect:

(1) it is an Eligible Broker-Dealer or Eligible Institution, and as such it (i) owns and invests on a discretionary basis a specified amount of eligible securities sufficient to be a qualified institutional buyer under Rule 144A under the 1933 Act (and if a bank, S&L, or other thrift institution, has a net worth meeting the requirements of Rule 144A under the 1933 Act), and (ii) has had prior actual experience in the U.S. standardized options markets and as a result thereof has received the options disclosure document entitled "Understanding the Risks and Uses of Listed Options" ("Options Disclosure Document" or "ODD") that is prepared by the Options Clearing Corporation and U.S. options exchanges;

(2) it has received the TSE disclosure document;

(3) its transactions in Equity Options or Index Options will be for its own account or for the account of another Eligible Broker-Dealer or Eligible Institution or for the managed account of a non-U.S. person within the meaning of Rule 902(k)(2)(i) of Regulation S under the 1933 Act;

(4) it will not transfer any interest or participation in a TSE Equity Option or Index Option it has purchased or written to any other U.S. person, or to any person in the United States, that is not an Eligible Broker-Dealer or Eligible Institution;

(5) it will cause any disposition of an Option that it has purchased or written to be effected only on the TSE and to be settled on the TSE in Tokyo, and it understands that any required payments for premium, settlement, exercise or closing of any TSE Option in respect of which it has a contract with a Regular Member or Special Participant must be made in Japan and in Japanese yen. It also understands that, if in relation to an Option it has a contract with a Regular Member or Special Participant as a writer of such Option, margin must be provided to that Regular Member or Special Participant, and maintained, measured and deposited in Japanese yen or any other instrument approved by the TSE;

(6) if it is an Eligible Broker-Dealer or Eligible Institution acting on behalf of another Eligible Broker-Dealer or Eligible Institution that is not a managed account, it has obtained from the other a written representation to the same effect as the foregoing and will provide it to the Regular Member or Special Participant upon demand; and

(7) it will notify the Regular Member or Special Participant of any change in the foregoing representations prior to placing any future order, and the foregoing representations will be deemed to be made with respect to each order it gives to the Regular Member or Special Participant.

Copies of the TSE disclosure document, in the form submitted to and reviewed by the Division, will be provided only to Eligible Broker-Dealers and Eligible Institutions. The TSE disclosure document provides an overview of the TSE and the Options, with attention to significant differences from standardized options in the U.S. domestic options market, and sets forth special factors relevant to U.S. entities transacting in TSE Equity Options and Index Options.

The TSE will not engage in any general advertisement concerning TSE Equity Options or Index Options in the United States. The TSE maintains a representative office located in New York City. Representatives in this office and/or representatives of the TSE outside the United States (hereinafter each collectively referred to as a "TSE Representative"), will be available to respond to inquiries concerning the TSE from Eligible Broker-Dealers and Eligible Institutions. A TSE Representative may make personal calls on and correspond or otherwise communicate with entities such representative reasonably believes to be Eligible Broker-Dealers and Eligible Institutions in order to familiarize them with the existence and the operations of the TSE. Any Eligible Broker-Dealer or Eligible Institution would be provided, upon its first visit, communication or inquiry, with the TSE disclosure document.[2] The representative office will maintain a reasonable supply of that document, and of the most recently published annual report of the TSE, to respond to requests therefor from Eligible Broker-Dealers and Eligible Institutions. A TSE Representative may also participate in programs and seminars in the United States. A TSE Representative will not give investment advice or make any recommendations with respect to specific Equity Options or Index Options, nor will a TSE Representative solicit, take, or direct orders, nor recommend or refer particular Regular Members or Special Participants. If requested by an Eligible Broker-Dealer or Eligible Institution, a TSE Representative may make available to the requester a list of all Regular Members and Special Participants empowered to take orders from the public, and any registered U.S. broker-dealer affiliates of such Regular Members and Special Participants.

The TSE will require that Regular Members and Special Participants, before effecting a transaction with or for an Eligible Broker-Dealer or Eligible Institution in TSE Options, determine that the Eligible Broker-Dealer or Eligible Institution has received the ODD and the TSE disclosure document and maintain a record of that determination.[3] The TSE will furnish the Division, at least 30 days prior to the date definitive copies are furnished to Eligible Broker-Dealers or Eligible Institutions, with a copy of any amendment made to the TSE disclosure document because the information contained in that document becomes or will become materially inaccurate or incomplete, or because there is or will be an omission of material information necessary to ensure that the document is not misleading.[4]

[2] If the first communication is by telephone, the TSE Disclosure Document will be mailed within one business day of the communication.

[3] Telephone conversation between Sharon Lawson, Senior Special Counsel, and Kenneth Rosen, Attorney, Division, Commission, and Richard Streicher, Loeb & Loeb LLP, on July 26, 1999.

[4] Telephone conversation between Sharon Lawson, Senior Special Counsel, and Kenneth Rosen, Attorney, Division, Commission, and Richard Streicher, Loeb & Loeb LLP, on July 26, 1999.

You represent that the TSE will continue to be an exchange organized, operating and regulated outside the United States and, in making its Options known to a particular, sophisticated segment of the U.S. financial community it will not be altering this fact. You also represent that the TSE will establish careful limitations to assure compliance with applicable U.S. securities laws, and that the TSE will continue as necessary to establish further limitations to assure continued compliance with applicable U.S. securities laws.

You further represent that making information concerning the TSE available in the United States as described in this letter will serve to increase, in a responsible manner, information concerning an important marketplace that will be of substantial benefit to appropriate U.S. professionals and in keeping with a U.S. desire not to restrict such professionals from global investment opportunities.

Finally, you also ask, on behalf of the TSE, that the Division confirm to you that it will not recommend that the Commission take enforcement action of the nature set forth in the opening paragraph of this letter, and that (a) the furnishing of the TSE disclosure document by the TSE from outside the United States, by a TSE Representative in New York City, by a Regular Member, Special Participant or by an Eligible Broker-Dealer, in each case, to an Eligible Broker-Dealer or Eligible Institution will satisfy the obligation of a broker or dealer under Rule 9b-1(d) of the Exchange Act to furnish an options disclosure document before accepting an order from a customer to purchase or sell an Equity or TOPIX Option, and (b) that neither the furnishing of an TSE disclosure document to an Eligible Broker-Dealer or Eligible Institution by the TSE or by a TSE Representative, nor the furnishing of a TSE disclosure document by a Regular Member or Special Participant to an Eligible Broker-Dealer or, in response to an unsolicited inquiry concerning Options, to an Eligible Institution, will constitute "solicitation" or the provision of a "research report" as those terms are used in Rule 15a-6(a) under the Exchange Act.

Response:

Based on the facts and representations set forth above, the Division will not recommend enforcement action to the Commission against the TSE, any of the officers, directors, or representatives of the TSE, Regular Members, or Special Participants under Section 15(a) of the Exchange Act if the TSE, Regular Members, or Special Participants act as you describe to familiarize Eligible Broker-Dealers and Eligible Institutions in the United States with Options without the TSE, Regular Members, or Special Participants registering with the Commission as broker-dealers under Section 15(b) of the Exchange Act. Also, the Division will not recommend enforcement action to the Commission against the TSE, any of the officers, directors, or representatives of the TSE, Regular Members, or Special Participants under Section 15(a) of the Exchange Act if, solely in connection with the satisfaction of obligations under Exchange Act Rule 9b-1(d) and under the limited circumstances set forth above, (1) a TSE Representative, Regular Member, Special Participant, or Eligible Broker-Dealer provides the TSE disclosure document to an Eligible Broker-Dealer and the Regular Member or Special Participant effects transactions in Options with or for that Eligible Broker-Dealer pursuant to Rule 15a-6(a)(4) under the Exchange Act, or (2) a TSE Representative furnishes a TSE disclosure document to an Eligible Institution, or a Regular Member or Special Participant furnishes a TSE disclosure document to an Eligible Institution in response to an otherwise unsolicited inquiry concerning Options, and the Regular Member or Special Participant effects transactions in Options with or for that Eligible Institution pursuant to Rule 15a-6(a)(1) under the Exchange Act. The staff notes in particular that the TSE will advise its Regular Members and Special Participants that it has been advised that, under U.S. law, Regular Members and Special Participants which are not U.S. registered broker-dealers may deal with Eligible Institutions only in accordance with Rule 15a-6 under the Exchange Act, principally through U.S. registered broker-dealers as provided in the Rule.

Based on the foregoing, the Division also will not recommend that the Commission take enforcement action against the TSE under Section 17A of the Exchange Act if they operate solely in the manner described above for TSE Options without registering with the Commission as a clearing agency. In addition, the Division will not recommend that the Commission take enforcement action against the TSE, any of the officers, directors, or representatives of the TSE, Regular Members, or Special Participants under Section 5 of the Exchange Act if the TSE, Regular Members, and Special Participants operate solely in the manner described above with respect to TSE Options without the TSE registering with the Commission as a national securities exchange under Section 6 of the Exchange Act.

Finally, the Division has reviewed the proposed TSE disclosure document. Based on our review of that document, the Division wishes to advise you that it will not recommend that the Commission take enforcement action against a TSE Representative, a Regular Member, a Special Participant, or an Eligible Broker-Dealer pursuant to Rule 9b-1(d) under the Exchange Act, if the TSE Representative, Regular Member, Special Participant, or Eligible Broker-Dealer furnishes the TSE disclosure document to an Eligible Broker-Dealer or Eligible Institution before the Eligible Broker-Dealer or Eligible Institution effects a transaction in TSE Options, subject to the following conditions:

(1) the Eligible Broker-Dealer or Eligible Institution previously has received the ODD;

(2) the TSE requires that Regular Members and Special Participants, before effecting a transaction with or for an Eligible Broker-Dealer or Eligible Institution in TSE Options, determine as described above that the Eligible Broker-Dealer or Eligible Institution has received the ODD and the TSE disclosure document and maintain a record of that determination; and

(3) the TSE furnishes the Division, at least 30 days prior to the date definitive copies are furnished to Eligible Broker-Dealers or Eligible Institutions, with a copy of any amendment made to the TSE disclosure document because the information contained in that document becomes or will become materially inaccurate or incomplete, or because there is or will be an omission of material information necessary to ensure that the document is not misleading.

These positions of the Division concern enforcement action only and do not represent conclusions on the applicability of statutory or regulatory provisions of the federal securities laws. The Division has taken these positions based, in part, on the fact that the Commission has entered into a Memorandum of Understanding with the Japanese Ministry of Finance that provides a framework for mutual assistance in investigating regulatory matters,[5] and that foreign broker-dealers, including TSE Regular Members and Special Participants, electing to deal with U.S. institutional investors pursuant to Rule 15a-6(a)(3) under the Exchange Act are required to provide directly to the Commission, upon request, information, documents, testimony, and assistance in taking the evidence of persons that relate to transactions pursuant to Rule 15a-6(a)(3) under the Exchange Act. Moreover, these positions are based on the understanding that under Japanese law only members licensed or registered by the competent Japanese authorities may have direct access to the TSE, which is licensed as a stock exchange and subject to regulation by the Minister of Finance and the Financial Revitalization Committee. Finally, these positions are based on your representations that the TSE currently does not provide direct electronic access for Options trading to persons located in the United States, and that the TSE will not make Options trading accessible in this fashion without express approval from the Commission.

The positions of the Division in this letter are based on the representations that you have made; any different facts or conditions might require a different response, and these positions are subject to modification or revocation if the facts and representations set forth above are altered.

Sincerely,

Robert Colby

Robert Colby
Deputy Director

[5] See, Memorandum of the United States Securities and Exchange Commission and the Securities Bureau of the Japanese Ministry of Finance on Sharing Information (May 23, 1986).

TOKYO STOCK EXCHANGE

(T∅-KY∅ SH∅ KEN TORI HIKI JO)

SPECIAL CHARACTERISTICS AND RISKS

OF

TOKYO STOCK EXCHANGE EQUITY OPTIONS AND STOCK INDEX OPTIONS

For Limited Distribution in the
United States Only to Eligible Broker-Dealers
and Eligible Institutions

October 30, 2000

Tokyo Stock Exchange
2-1, Nihonbashi-Kabuto-cho
Chuo-ku, Tokyo 103-8220 Japan

Tokyo Stock Exchange options have not been registered under the U.S. Securities Act of 1933 (the "Act") or any state securities law. Neither the options nor this document have been approved or disapproved by the United States Securities Exchange Commission ("SEC") or any state securities commission. This document is not a solicitation of orders for transactions on the Tokyo Stock Exchange, nor does it constitute investment advice.

This document is intended for distribution only to "Eligible Broker-Dealers" and "Eligible Institutions" in the United States. To be Eligible, each such entity must have had prior actual experience in the U.S. domestic options markets. In addition, each such entity must meet the same qualifications as a "qualified institutional buyer" under SEC Rule 144A or as an entity excluded from the definition of "U.S. person" by SEC Rule 902(k)(2)(vi).

The definitional qualification means, in general, that an Eligible Broker-Dealer must be registered as such with the SEC and must in the aggregate own and invest on a discretionary basis at least U.S. $10 million of securities (as defined and provided in Rule 144A). An Eligible Institution must come within the categories of non-broker entities defined as qualified institutional buyers in Rule 144A and must in the aggregate own and invest on a discretionary basis at least U.S. $100 million in securities (as defined and provided in Rule 144A). Alternatively, an Eligible Institution must, as provided in SEC Rule 902(k)(2)(vi), be a specified international organization.

The Tokyo Stock Exchange will advise its regular members, and those other entities which are authorized to participate by the TSE in the TSE options market in the same manner as such regular members, that they may execute opening transactions in options on individual stocks listed on the Tokyo Stock Exchange or options on a stock index (e.g., TOPIX, the Tokyo Stock Price Index) with or for a person located in the United States only if that person is an Eligible Broker-Dealer or an Eligible Institution, acting for its own account or the accounts of other Eligible Broker-Dealers or Eligible Institutions or the managed accounts of non-U.S. persons within the meaning of SEC Rule 902(k)(2)(i). Appropriate documentation will be required for this purpose.

Transactions on the Tokyo Stock Exchange in Tokyo Stock Exchange equity options and options on stock indexes are required to be effected in accordance with the laws of Japan and trading procedures established by the Tokyo Stock Exchange. Such procedures are contained in: the Business Regulations of the Tokyo Stock Exchange, the Brokerage Agreement Standards; the Special Rule of Business Regulations and Brokerage Agreement Standards Relating to Trading of Stock Price Index Options; the Special Rule of Business Regulations Regarding Margin Transactions and Loan Transactions and the Brokerage Agreement Standards Relating to the Equity Options Trading; the Special Rule of Business Regulations and Brokerage Agreement Standards Relating to Trading of Stock Price Index Futures; the Rule Regarding Margin and Transfer of Unsettled Transactions of Futures and Options Trading; and the Constitution of the Exchange, copies of which are available for inspection at The Tokyo Stock Exchange, 2-1, Nihonbashi-kabuto-cho, Chuo-ku, Tokyo 103-8220, Japan, and at its representative office at 45 Broadway, New York, New York 10006. A representative in either office will be available to Broker-Dealers and Eligible Institutions during normal business hours to respond to inquiries of a general or specific nature concerning the Tokyo Stock Exchange, but not to give advice or receive or direct orders concerning Tokyo Stock Exchange equity options or options on stock indexes.

The information contained herein relates solely to options traded on the Tokyo Stock Exchange on stock indexes and on individual stocks that are listed and traded on the Tokyo Stock Exchange. It does not relate to any options which are not traded on the Tokyo Stock Exchange or options on futures traded on the Tokyo Stock Exchange. Unless otherwise indicated, all references to time are to Japan standard time.

TABLE OF CONTENTS

Page

Page(s)

INTRODUCTION

The Tokyo Stock Exchange ("TSE" or the "Exchange") is one of the largest stock exchanges in the world and is the principal exchange for Japanese stocks. Organized in its current form in 1949, the Exchange traces its origins to the founding of the Tokyo Stock Exchange Co. Ltd. in 1878.

The TSE is an incorporated organization under a membership system established in accordance with the Securities and Exchange Law of Japan (Law No. 25 of 1948 as amended) (the "Securities and Exchange Law"). The Exchange is licensed to act as a stock exchange by the Minister of Finance of Japan pursuant to the Securities and Exchange Law. Under the Securities and Exchange Law, the Financial Reconstruction Commission has continuing supervisory authority over all stock exchanges in Japan including the TSE.

Two basic types of options listed on the TSE are discussed herein: options on individual stocks selected by the TSE that are listed and traded on the TSE ("Equity Options") and options on stock indexes ("Index Options"). As of July 1, 2000, the Tokyo Stock Price Index, known as TOPIX, was the only stock index on which TSE Index Options were traded. Equity Options and Index Options (together, "Options") are further discussed below under "Equity Option Contracts" and "Index Option Contracts--TOPIX," respectively. Stocks, bonds, futures related to fixed rate instruments and stock indexes and options on futures which are listed and traded on the TSE are outside the scope of this document. Options on other types of underlying securities or stock indexes may be introduced by the TSE in the future and may, consistent with the rules of the United States Securities and Exchange Commission, subsequently be made available to U.S entities to whom this document is made available.

The TSE's call and put Options are all exercisable European-style and are exercisable only on their date of expiration. Equity Options are settled by physical delivery and Index Options are cash settled. All options and futures listed on the TSE (except Japanese Government Bond Futures and options thereon) are currently available for trading on the TSE between the hours of 9:00 a.m. to 11:00 a.m. and 12:30 p.m. to 3:10 p.m (9:00 a.m. to 11:10 a.m. on half-day holidays). Trading of stocks on the TSE closes at 3:00 p.m. Orders may be received into the CORES-FOP system (referred to below) beginning at 8:20 a.m. for the morning session and at 12:05 p.m. for the afternoon session.

Prices on the TSE for Options are publicly quoted, and the Options are bought and sold, in Japanese yen. All transactions creating or closing positions in Options are executed and settled in Tokyo by members of the Exchange and certain other entities which are authorized by the Exchange to trade Options. Options are certificateless and transactions and positions are evidenced by statements from the Exchange to its members and such authorized entities and by them to their customers.

Equity Options and Index Options are not fungible or interchangeable with options that are traded on any other market. Thus, any Equity Options or Index Options position opened on the TSE can be closed only on the TSE or exercised only by a member or authorized firm giving an exercise notice to the Exchange.

The potential risks which apply generally to all aspects of options trading are assumed to be known to readers of this document. This document's purpose is to introduce experienced and sophisticated U.S. registered broker-dealers and large U.S. institutions to the special aspects, requirements and risks of trading Equity Options and Index Options. Accordingly, such entities considering the TSE and Equity Options and Index Options must have had actual prior experience in options investments in U.S. markets and, therefore, be familiar with the risks of all options investments and European-style options. This document does not suggest or recommend any types of investment strategy. It is limited to a descriptive overview of the Options market, Equity Options and Index Options, the clearing and settlement practices of the TSE, and the risks peculiar to foreign options transactions.

OPERATION OF THE TSE OPTIONS MARKET

General

Trading in Equity Options and Index Options contracts takes place in a semi-automated manner through the Exchange's Computer-Assisted Order Routing and Execution System for Futures and Options ("CORES-FOP"), described below under "Trading Procedures." The stocks comprising TOPIX or underlying Equity Options are traded on the TSE through a Saitori member via a semi-automated system operated from terminals in brokers' offices. (See "Trading Procedures," below.)

The TSE currently lists Equity Options on 170 equity stocks of leading Japanese companies listed on the first section of the TSE ("First Section"). The average daily trading volume of Equity Options during 1999 was 867 contracts, compared with an average daily trading volume of 332 contracts in 1998.

The average daily trading volume of Index Options on TOPIX ("TOPIX Options") during 1999 was 8 contracts, compared with an average daily trading volume of 3 contracts in 1998. All TOPIX Options are exercisable European-style.

The Exchange has established a market information system ("Market Information System") which disseminates information to market participants and information vendors including the following:

1. open, high, low and latest prices for all stocks and Options;
2. five latest prices for all stocks and Options;
3. estimated total trading volume of Options and underlying stocks;
4. trading volume of each Option;
5. total open positions for each Option series;
6. total number of exercises for each Option series; and
7. best bid/ask prices for all stocks and Options and the size of each best bid/ask order.

Market Participants

Options may be traded on the TSE only by regular members of the TSE ("Regular Members") or certain other entities which are authorized by the TSE to trade in the Options market ("Special Participants"). Regular Members and Special Participants may trade Options for their own account, and they act as the sole conduit through which customers trade Options on the Exchange. A Regular Member or Special Participant, when buying Options contracts from or selling Options contracts to another Regular Member or Special Participant, transacts business in the legal capacity of a principal. Therefore, when a customer's order is executed by a Regular Member or Special Participant, that Regular Member or Special Participant becomes responsible for fulfilling the Options contract both to the customer and to the other Regular Members and Special Participants and the customer obtains no contractual relationship with any Regular Member or Special Participant other than the one executing its transaction. There is no direct contractual link between any specific buying and selling Regular Member or Special Participant. Regular Members and Special Participants act for themselves in clearing Options transactions on the Exchange.

Under the Securities and Exchange Law, only stock corporations registered by the Financial Reconstruction Commission may engage in the securities business. Only such Japanese securities companies, and foreign securities companies registered by the Financial Reconstruction Commission pursuant to the Securities and Exchange Law and to the Law Concerning Foreign Securities Firms, can become Regular Members or Special Participants of the Exchange.

Special Participants are those non-member domestic or foreign securities companies which are permitted by the TSE to participate directly in trading Options on the TSE. Some Special Participants may be designated by the Exchange as Special Participants in Equity Options and permitted to trade only Equity Options. Others may be designated Special Participants in the Stock Index Futures and Options Trading, authorized by the Exchange for Index Options trading and not for Equity Options trading. Some Special Participants may be designated as both.

Special Participants are members of the Japan Securities Dealers Association, as are Regular Members, and thus subject to its rules. Also, Special Participants' Options transactions are subject to relevant provisions of the Exchange's Constitution and its rules and regulations. To the extent Special Participants are permitted to trade Options, they function, and are subject to the Constitution, rules and regulations of the Exchange, the same as Regular

Members. Therefore, all Special Participants and Regular Members both as to themselves and Options are subject to similar regulatory requirements. At March 31, 2000, the Exchange had 123 Regular Members, and 6 Special Participants authorized to carry on Options trading, of whom 2 were Special Participants in Equity Options and 4 were Special Participants in the Stock Index Futures and Options. In addition to such Regular Members and Special Participants, there is one Saitori member of the Exchange, the functions of which are described below.

Trading Procedures

Index Options and Equity Options are traded in accordance with auction market principles, i.e., price priority and time precedence. The Options market is a supply-demand market, similar to the markets of the Exchange for stocks and bonds. Options are traded among Regular Members and Special Participants in a semi-automated manner through the Exchange's CORES-FOP System with the Saitori member of the Exchange acting as middleman between buyer and seller. The Saitori member is a securities company licensed by the Minister of Finance to engage in an intermediary business only. The Saitori member may not trade listed securities, Index Options or Equity Options on behalf of customers or for its own account.

Orders to buy and sell Options may be either market orders or limit orders. Orders are entered into CORES-FOP by a Regular Member or Special Participant either for its own account or for its customer. Orders are placed through order entry devices installed in the trading departments of each Regular Member and Special Participant.

An order properly entered into CORES-FOP is recorded on the computer's order file and an order-acceptance notice is sent to the entering Regular Member or Special Participant. The order is valid only for the day on which it is entered. Orders may be cancelled during the day.

Orders for Index Options or Equity Options are arranged by CORES-FOP in accordance with two-way auction principles - the higher bid takes priority over lower bids, the lower offer is entitled to priority over higher offers, and if two or more orders on the same side are placed at the same price, the earlier order takes precedence over later orders. Orders arranged in this manner are shown in the form of a computerized "book." Through an inquiry and display device, the aggregate number of buy or sell contracts on order at each bid price and each asked price, the aggregate number of bid orders and asked orders at each such price and certain other information is available to Regular Members and Special Participants.

CORES-FOP passes the order to an intermediary terminal (on the premises of the Exchange) which is manned by personnel of the Saitori member. The Saitori member instructs CORES-FOP to match a buy order and a sell order in an electronic book shown on a display screen of such intermediary terminal. Where the market situation and the trading pattern generally, or of a particular month's contracts, seem to the Saitori member to assure stable price formation, the Saitori member may allow CORES-FOP to match buy and sell orders automatically within a narrow price range determined by the TSE. In any case, the Saitori member must see to it that the trade rules of the Exchange are observed in doing so.

The Saitori member will not match orders in instances where there is a "one-sided" market, when so instructed by the Exchange in accordance with Exchange rules. In such case, the Saitori member will enter in CORES-FOP a special bid or offer quotation. If the special quotation is not accepted after a period of time, the Saitori member will change the special quotation when so instructed by the Exchange.

When a transaction is consummated by the matching instruction of the Saitori member, Regular Members or Special Participants who are trade parties are immediately notified of the details of the transaction through their trading system terminals. Also, the trade information is provided to the Market Information System. This system sends the information to its subscribers, who are mostly securities companies and information vendors. Information vendors such as QUICK Corp. provide similar market data, together with additional information, to their subscribers, which are securities companies, institutional investors, the press and others.

Options Classes, Series and Contract Months, Generally

Equity Options and Index Options listed on the TSE are traded in both puts and calls ("classes") with several standardized expiration dates and several standardized exercise prices ("series"). The month in which an option contract expires is referred to as a "contract month." Contract months and exercise prices for Equity Options and Index Options are discussed below under "Equity Options Contracts" and "Index Options Contracts--TOPIX," respectively.

Trading Halts and Suspensions

Trading on the TSE in an Equity Option may be suspended temporarily in the event the TSE believes the trading of such Equity Option has shown or is likely to show unusual price or volume movement. A trading suspension also may occur when trading in the underlying security has been suspended on the Exchange.

Trading in an Index Option may be suspended if the TSE believes the trading of such Index Option has shown or is likely to show unusual price and volume movement. Index Options trading also may be affected by a halt in trading of futures contracts for such index. For each contract month of such index's futures trading, the Exchange will impose a fifteen minute trading halt if the prices of such futures run excessively ahead of such index, according to predetermined limits. Upon such temporary halt in futures trading, trading is automatically halted in Index Options contract months corresponding to the halted futures month. Thus, for example, if June TOPIX futures trading is halted, April, May and June TOPIX Options trading is halted as well.

The TSE also may suspend trading in Options or take other prescribed action at any time it deems such suspension or action necessary for maintenance of a fair and orderly market.

During a trading halt or suspension, no open position may be closed or new position opened. However, in case of a suspension in trading Options, exercise notices still may be submitted. Trading halts or suspensions are announced as soon as possible on the display terminals of all Regular Members and Special Participants and to the Market Information System.

CERTAIN SPECIAL FACTORS IN INVESTING IN TSE OPTIONS

In addition to the general risks inherent in buying and writing traded options, special risk factors are present and should be considered in trading options in Japan. These factors include differences in the currency, differences in time zones, differences in option features, differences in settlement procedures and differences in underlying markets. While there are features of its operation and self-regulation which the TSE has in common with U.S. options exchanges, there are differences between the TSE and U.S. options exchanges. Significant differences in market, contract and settlement features are described in separate sections of this document. Additional significant factors are referred to below.

Currency Exchange Rates, Time Zones and Holidays

As all Options premiums, settlements and exercises are payable in Japanese yen, a U.S. investor should take into account the exchange rate between U.S. dollars and the yen. Any movement in the U.S. dollar buying or selling rates for such currency may alter profit and loss profiles for any Options position or strategy. An exchange rate change should not affect the amount of margin required for written positions on the TSE, but U.S. dollars or dollar-denominated securities, other than U.S. Treasury securities, are not accepted as margin for written positions on the TSE. It should especially be noted that all settlements of Options upon their exercise and assignment (i.e., the sale or purchase of the underlying security in the case of Equity Options, or the payment of the cash settlement amount in the case of Index Options) must be paid or received in Japanese yen.

The high and low currency exchange rates for the Japanese yen/U.S. dollar over recent years have been as follows:

Yen/U.S. Dollars	1994	1995	1996	1997	1998	1999
High	¥113.10	¥104.20	¥116.13	¥131.08	¥147.14	¥124.45
Low	¥96.77	¥81.12	¥103.92	¥111.42	¥113.08	¥101.53

Source: Federal Reserve Bank of New York, noon buying rates in New York City for cable transfer in Japanese Yen.

Trading hours on the TSE for stocks are from 9:00-11:00 a.m. and from 12:30-3:00 p.m. (9:00-11:00 a.m. on half-day holidays) and trading hours for Equity Options and Index Options and for futures are from 9:00-11:00 a.m. and from 12:30-3:10 p.m. (9:00-11:10 a.m. on half-day holidays). Although orders may be entered into CORES-FOP between 8:20 a.m. and 9:00 a.m. and 12:05 a.m. and 12:30 p.m., the orders do not receive time precedence within that period. All such orders are treated as entered on the opening of the moming and afternoon sessions, respectively. Certain off-hours trading also is available for domestic stocks, domestic convertible bonds and TOPIX futures through the Exchange's facilities, within limited price ranges.

Trading hours may be changed in accordance with the rules of the TSE. U.S. investors should take time zone differentials into account when timing investment decisions and when making required premium or margin payments. There generally will be no overlap of day trading hours for U.S. markets and the TSE. Japan standard time is fourteen hours ahead of Eastern Standard time: that is 7:00 p.m. Eastern Standard time in New York is 9:00 a.m. in Tokyo. Allowance may also have to be made for the time needed for U.S./Japan communication. An effect of the time zone difference is that if U.S. markets were to fall during U.S. day trading hours, Options positions on the TSE generally could not be closed out until that evening or night in the U.S., which is the next morning Japan standard time.

There are days of the year on which TSE will be closed when U.S. businesses are open, and vice versa, because of differing holidays.[1]

It generally will not be possible to compare a current quoted ADR price for a stock underlying an Equity Option with a current quoted price of such stock on the TSE, since the TSE generally will be closed at all times when such ADR is quoted in the U.S. continental markets. Any such comparison which is based on the last closing price on the TSE of such underlying stock would have to take into account currency exchange rates, the number of securities represented by one ADR, brokerage costs and the likelihood of price and currency rate changes.

EQUITY OPTION CONTRACTS

Underlying Securities

At present, the underlying stocks for Equity Options are selected only from among the stocks listed on the First Section. In order to be eligible for selection by the Exchange for Equity Options trading, a First Section stock must have (1) a minimum of 100,000,000 listed shares as of the end of the issuer's latest fiscal year and (2) in the event the number of listed shares is less than 500,000,000, an average monthly trading volume in all domestic markets in which the underlying stock is traded of at least 3,000,000 shares for the one-year period immediately prior to the Exchange's determination to list such Equity Option.

Contract Months

All Equity Options expire on the last trading day, which is the business day prior to the second Friday (or the preceding business day if such Friday is not a business day) of the contract month. Expiration dates for Equity Options are arranged so that at any one time there are four contract months open, including the month in which such time occurs. March, June, September and December contract months will have traded for approximately eight months prior to expiring, and all other contract months will have traded for approximately two months. On the business day following the expiration date of any contract month a new contract month is opened for trading.

Exercise Prices

Upon opening a new contract month for Equity Options, the Exchange sets five exercise prices for each class for that contract month, with two above and two below a "central" exercise price. The Exchange sets the central exercise price by rounding the price of the

[1] Exchange Holidays in 2000 and 2001 are set forth in Appendix 1.

underlying stock at the close on the business day prior to the opening of that new contract month to the nearest integral multiple of an interval set by the Exchange based upon such closing price.[2] If such closing price of the underlying stock is midway between two such multiples, the larger of the two is considered to be the nearest. Series for each of two upper prices and two lower prices are then set using the same interval so that there are two contracts "in-the-money" and two contracts "out-of-the-money." For example, an Equity Option series for a stock priced at ¥1,480 would be given a central exercise price of ¥1,500. The initial exercise prices for a contract month would therefore be ¥1,700, ¥1,600, ¥1,500, ¥1,400, and ¥1,300.

The Exchange may, when it deems necessary, change the initial exercise price and the number of exercise prices. The Exchange also may, in light of price movements in the underlying stock, add new exercise prices to some or all of the contract months, but will not add any new exercise prices to an expiring contract month on or after the first business day of the week in which the last trading day for such contract month falls. New exercise prices are added to a given contract month in such a way as to ensure that there are at least two contracts "in the money" and "out of the money". Thus, in the example set forth above, were the price of the underlying stock to fall from ¥1,480 to ¥1,380, the Exchange may open a new series of Equity Options at ¥1,200.

Daily Price Limit

Bids and offers may not be made at a price above or below the daily price limit determined and subject to change in accordance with Exchange rules. The daily price limit on an Equity Option contract is equal to the daily price limit on the underlying stock on the same day and is as follows:

[2] A table of intervals is set forth at Appendix 2.

Daily Price Limit For Equity Options and Underlying Stocks	
Previous Day's Closing Price or Closing Special Quote of Underlying Stock	Price Limit for Equity Options and Underlying Stocks Upward or downward
Less than ¥100	¥30
Less than ¥200	¥50
Less than ¥500	¥80
Less than ¥1,000	¥100
Less than ¥1,500	¥200
Less than ¥2,000	¥300
Less than ¥3,000	¥400
Less than ¥5,000	¥500
Less than ¥10,000	¥1,000
Less than ¥20,000	¥2,000
Less than ¥30,000	¥3,000
Less than ¥50,000	¥4,000
Less than ¥70,000	¥5,000
Less than ¥100,000	¥10,000
Less than ¥150,000	¥20,000
Less than ¥200,000	¥30,000
Less than ¥300,000	¥40,000
Less than ¥500,000	¥ 50,000
Less than ¥1,000,000	¥100,000
Less than ¥1,500,000	¥200,000
Less than ¥2,000,000	¥300,000
Less than ¥3,000,000	¥400,000
Less than ¥5,000,000	¥500,000
Less than ¥10,000,000	¥1,000,000
Less than ¥15,000,000	¥2,000,000
Less than ¥20,000,000	¥3,000,000
Less than ¥30,000,000	¥4,000,000
Less than ¥50,000,000	¥5,000,000
¥50,000,000 or more	¥10,000,000

Minimum Fluctuation in Bids and Offers

The minimum price fluctuation of an Equity Option contract is based upon the downward price limit (the "Lowest Limit") of the underlying stock for that day, calculated in accordance with the above table "Daily Price Limit," and is as follows:

Lowest Limit of the Underlying Stock Price	*Minimum Price Fluctuation*
less than¥ 2,000	¥ 0.5
¥ 2,000 or more, but less than ¥ 3,000	¥ 2.5
¥ 3,000 or more, but less than ¥ 30,000	¥ 5.0
¥ 30,000 or more, but less than ¥ 50,000	¥ 25.0
¥ 50,000 or more, but less than ¥ 100,000	¥ 50.0
¥ 100,000 or more, but less than ¥ 1,000,000	¥ 500.0
¥1,000,000 or more, but less than ¥ 20,000,000	¥ 5,000.0
¥20,000,000 or more, but less than ¥30,000,000	¥25,000.0
¥30,000,000 or more	¥50,000.0

Contract Size (Unit of Trading)

One contract unit of an Equity Option corresponds to the minimum trading lot of the underlying stock, which is generally determined by the listed companies. The trading unit of most Japanese listed companies on the Exchange is 1,000 shares. In cases where a stock's price is unusually high, the Exchange has asked listed companies to decrease their trading units. In case of such a decrease, the Exchange makes the information available by notice to its Regular Members and Special Participants. Companies also publicly announce such decreases.

All orders in Equity Options should refer to the number of contracts and not to the number of shares of the underlying stock to which the option contracts relate. For example, an order for options on 5,000 shares of the underlying stock, where each contract represents options on 1,000 shares, should be placed as an order for five contracts. Orders cannot be executed in fractions of a contract.

Contract Adjustments

When an underlying stock splits, if new shares are issued to outstanding shareholders or if an issuer declares a dividend, the Exchange may adjust the contract terms of an Equity Option in accordance with its rules. If a stock split or issuance of new shares to outstanding shareholders or other similar event occurs and exercise prices are adjusted, the size of the trading unit is adjusted accordingly, except when the number of shares becomes the round multiple of the trading lot of the underlying stock, in which case the number of outstanding Equity Option contracts is proportionately adjusted. Generally, adjustment in exercise prices are rounded to the nearest yen. For example, if an Equity Option contract has 1,000 underlying shares of Company A stock exercisable at a price of ¥900 per share, and if Company A were to split its stock 2-for-1, then the holder of such Equity Option contract would hold one additional Equity Option contract and the per share exercise price of each such Equity Option would be ¥450. If, however, Company A were to split its stock 3-for-2, then the number of shares which underlie each such outstanding Equity Option contract would be increased from 1,000 to 1,500 and the per share exercise price would be reduced to ¥600.

Premiums

Premiums on Equity Options are quoted in yen, expressed as an amount per option on a single share of the underlying security. Thus it is necessary to multiply such per share premium by the number of shares (generally 1,000) underlying an Equity Option contract to calculate the premium for such contract. Premium is payable to Regular Members or Special Participants, as applicable, in full by buying customers with respect to each options contract by a time designated by such Regular Members or Special Participants on or before the second business day (or the first business day, if such customers are residents of Japan) following the transaction. Since the Exchange is interposed as principal in all purchases and sales of Options (See, "Clearing and Settlement of Options"), all payments of premium by Regular Members and Special Participants are made to the Exchange and all premiums are received by them from the Exchange. Premium is payable by a paying Regular Member or Special Participant by 1:00 p.m., and receivable by a receiving Regular Member or Special Participant after 3:00 p.m., on the business day following the transaction. Equity Options may not be purchased on margin.

Position Limits

The Exchange may set position limits for Equity Options, which will vary according to the number of outstanding shares and the annual trading volume of the underlying stock. Current limits are 2,000, 3,000, 5,000 and 10,000 contracts, with exceptions for hedged positions.

Exercise by Holders

All Options are exercisable European-style and are exercisable only on their date of expiration. If the holder of an Equity Option wishes to exercise the right to buy or sell the underlying stock at the specified price, the holder should instruct its broker to ensure that an exercise notice is submitted to the TSE. Equity Options will be exercised if an exercise notice is submitted to the Exchange. Odd-lot shares resulting from adjustments are settled in cash.

All exercise instructions must be given to a Regular Member or Special Participant by its customers in accordance with the terms of their brokerage agreement, which is subject to certain minimum standards established by the Exchange. Customers must tender their exercise notices of Equity Options to Regular Members or Special Participants no later than 3:45 p.m. on the last trading day. Regular Members and Special Participants must ensure that exercise notices are submitted to the Exchange via computer no later than 4:45 p.m. on that day. In the event an Equity Option is in-the-money on its expiration date, the Option will be automatically exercised unless the Exchange receives a reject notice of the exercise from a

Regular Member or Special Participant. Settlement of exercise is by delivery of the underlying stock.

Allocation to Writers

On the day of its receipt of an exercise notice for an Equity Option (which includes an automatic exercise), the Exchange assigns an exercise notice at random to a Regular Member or Special Participant that has written and has an open short position in Equity Options of the same series. An assigned Regular Member or Special Participant in turn is required to use its predetermined fair method to assign the exercise to its writing customers. Exercised options and short positions in options to which exercise notices have been assigned are settled via the delivery of the appropriate amount of the underlying stock.

INDEX OPTION CONTRACTS--TOPIX

Calculation of the Index

TOPIX is a capitalization weighted stock price index composed of all First Section listed stocks and is calculated every sixty seconds throughout the trading day for stocks. TOPIX is equal to 100, times a fraction the denominator of which is the aggregate market value of all First Section listed stocks as at the close on January 4, 1968 ("Base Value"), and the numerator of which is the aggregate market value of all First Section listed stocks at the time of the computation ("Current Value"), rounding the result to two decimal places. The Base Value and the Current Value are each determined by multiplying the number of listed shares of each component stock of that value by the price of that component stock and totaling the products derived therefrom.

The Base Value is subject to adjustment, according to the same method of calculation, upon the happening of any of the following events: new listing (including movement from Second Section to First Section), delisting (including movement from First Section to Second Section), rights offering, public offering, private placement, merger, exercise of warrants, conversion of bonds or preferred stock into common stock and the purchase or retirement by a company of its own stock. No change in the Base Value would occur as a result of stock splits, recapitalization or a decrease in paid-in capital.

Contract Size (Unit of Trading)

Each TOPIX Option represents a notional value of ¥10,000 multiplied by TOPIX. Thus, for example, if TOPIX were 1,480.75, the underlying notional value of a contract would be ¥14,807,500. If a three month call option were sold at a premium of 30, the aggregate premium paid at the time of purchase by the call buyer would be ¥300,000.

Contract Months

The expiration date of any TOPIX Option is the second Friday of the contract month (or the preceding day if such Friday is a holiday). A new four-month option begins trading on the date the nearest contract month expires.

At any one time, there are four consecutive contract months of each class open, including the contract month in which such time occurs. Each TOPIX Option contract month trades for a period of approximately four months, with the last trading day being the business day before the second Friday of the contract month.

Exercise Prices

Upon opening a new contract month for TOPIX Options, the Exchange sets nine exercise prices for that contract month, at 25 point intervals, with four above and four below a "central" exercise price. The Exchange sets the central exercise price by rounding TOPIX at the close on the business day prior to the opening of that new contract month to the nearest integral multiple of 25. If such closing price of TOPIX is midway between two such multiples, the larger of the two is considered to be the nearest. For example, if TOPIX at the close on the business day prior to the opening of a new contract month is 1,537.50 points, then the central exercise price is 1,550 points. The exercise prices for the new contract month are therefore 1,650, 1,625, 1,600, 1,575, 1,550, 1,525, 1500, 1,475 and 1,450. New exercise prices may be added to a contract month to ensure that there are no fewer than three TOPIX Options "in-the-money" or "out-of-the money." The Exchange will not, however, add a new exercise price to a TOPIX Option on or after the first business day of the week in which the last trading day for such contract month falls.

Daily Price Limit

The Exchange sets daily price limits for TOPIX Options based on the price of TOPIX at the close of the preceding trading day, as set forth in the table below. For example, if TOPIX closed at 1,480, the daily price limit for TOPIX Options on the next trading day would be 100 points upward or downward. Bids and offers may not be made at a price above or below the daily price limit.

Previous Day's Closing Price of TOPIX	*Daily Limit of Price Fluctuation for TOPIX Options (Upward or Downward)*
Less than 2,000 points	100 points
Less than 3,000 points	150 points
Less than 4,000 points	200 points
4,000 or more points	250 points

Minimum Fluctuation in Bids and Offers

The price of TOPIX Options is quoted in points. One point equals ¥10,000. The minimum price fluctuation is one-half of one point, or ¥5,000.

Exercise

When exercising TOPIX Options, the customer holding a TOPIX Option directs its Regular Member or Special Participant to exercise a desired number of specified options in accordance with the procedures of such Regular Member or Special Participant. That Regular Member or Special Participant must tender an exercise notice to the Exchange.

Customers must tender their notice of exercise to Regular Members or Special Participants no later than 4:00 p.m. on the expiration day (or by 12:00 p.m. if such day is a half-day holiday). Regular Members and Special Participants must ensure that exercise notices are submitted to the Exchange via computer no later than 4:45 p.m. on that day (or by 12:45 p.m. if such day is half-day holiday). If at 4:45 p.m. on the expiration day an option is in-the-money by 0.3 points or more the option is automatically exercised unless the Exchange receives a reject notice of the exercise from a Regular Member or a Special Participant.

Special Settlement Price of TOPIX

For exercise of TOPIX Options the exercise settlement value of such options is equal to the Special Settlement Price of TOPIX, which is computed on the basis of the opening prices of the component stocks of the index on the business day following the last trading day.

Allocation to Writers

On the day of its receipt of an exercise notice for a TOPIX Option (which includes an automatic exercise), the Exchange assigns an exercise notice at random to a Regular Member or Special Participant that has written TOPIX Options of the same series. An assigned Regular Member or Special Participant in turn is required to use its predetermined fair method to assign the exercise to its writing customers. Exercised options and short positions in options to which exercise notices have been assigned are settled via the payment by the assigned Regular Member or Special Participant to the exercising Regular Member or Special Participant of the cash settlement amount (i.e., the amount by which, in the case of a call, the exercise settlement value exceeds the exercise price of the option, or in the case of a put, the amount by which the exercise price of the option exceeds the exercise settlement value).

TAXATION AND TRANSACTION COSTS

Before engaging in Equity Options and Index Options transactions, U.S. entities should consult their own tax advisors with respect to Japan and U.S. federal, state and local tax considerations relevant to them. The following discussion does not purport to be exhaustive or applicable to any particular circumstances, or to constitute tax advice.

Japan Taxes

Non-residents of Japan (as defined under the law of Japan) that do not have branches, agencies or other offices or permanent establishments in Japan are not subject to Japan income or other taxes in relation to the sale, transfer, settlement or lapse of Options.

U.S. Taxes

The following discussion is a general summary of possible United States federal income tax consequences to U.S. Holders (as defined below) of acquiring, holding and disposing of Equity Options or Index Options. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and certain judicial decisions, administrative pronouncements and U.S. Treasury regulations, changes to which could apply on a retroactive basis and affect the tax consequences described herein. The rules governing the United States federal income tax consequences of Option transactions are complex and depend on the taxpayer's particular situation. In this connection, this summary does not consider, among other things, (i) the federal income tax consequences relating to an Option that is part of a hedging transaction, (ii) the possible application of the "straddle" rules of the Code, (iii) an Option that is part of a "conversion transaction" within the meaning of Section 1258 of the Code, (iv) an option that is "constructively sold" within the meaning of Section 1259 of the Code, (v) the federal income tax consequences of selling an Option in a "short sale" within the meaning of Section 1233 of the Code or (vi) the tax consequences to other special classes of U.S. Holders, such as dealers in securities, U.S. Holders in whose hands the Options or the stock underlying the Options would not be a capital asset, tax exempt U.S. Holders, or U.S. Holders whose functional currency is not the U.S. dollar. Any one of these factors might substantially alter the tax consequences described below. Prospective U.S. Holders of Options are urged to consult their own tax advisors concerning United States federal, state and local and other tax consequences, in light of their own particular circumstances regarding Options.

As used herein, the term "U.S. Holder" means a holder or writer of the Options, as the case may be, that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Except upon receipt of stock pursuant to exercise of an Equity Option, a U.S. Holder may recognize capital gain or loss upon the sale, transfer, settlement or lapse of an Option in an amount equal to the difference between the amount realized from the sale, transfer, settlement or lapse (together with any premium received for writing the Option) and such U.S. Holder's basis in the Option. If the opening transaction is a purchase of an Option, the capital gain or loss upon closing the transaction may be treated as long-term or short-term capital gain or loss depending on the length of time that the Option has been held. If the opening transaction is a sale of an Option, the capital gain or loss upon closing the transaction should generally be treated as short-term capital gain or loss regardless of how long the opening transaction remains open.

A U.S. Holder who receives stock pursuant to exercise of an Equity Option may not recognize gain or loss on such exercise but could be treated as having purchased such stock as of such exercise in exchange for the exercise price together with any premium paid for the Equity Option or less any premium received for entering into the Equity Option, as the case may be. Thus, the U.S. Holder's basis in the Equity Option may be added to the U.S. Holder's basis in the acquired stock. A U.S. Holder generally may recognize gain or loss on subsequent sale or exchange of the stock equal to the difference between its basis in the stock and the amount realized on sale or exchange of the stock. Such gain or loss may be treated as long-term or short-term capital gain or loss depending on the length of time that the stock has been held.

Notwithstanding the foregoing, the tax consequences to U.S. Holders that hold Index Options may generally be different if the Index Options constitute "Section 1256 contracts" and, as a result, the "mark-to-market" rules of Section 1256 apply to such Index Options. Because there is in effect a designation by the Commodity Futures Trading

Commission of a contract market for a contract based on TOPIX, TOPIX Options will constitute "Section 1256 contracts" and therefore may be subject to the "mark-to-market" rules as described below if the TSE constitutes a "qualified board or exchange" within the meaning of Section 1256(g) of the Code. The TSE would be considered to be such a "qualified board or exchange" only upon the determination of the Secretary of the Treasury. As of the date of this document, no such determination is in effect. Accordingly, the "mark-to-market" rules of Section 1256 of the Code do not currently apply to TOPIX Options.

It is possible, however, that the Secretary of the Treasury could, in the future, make such a determination. In such a case, TOPIX Options acquired after such a determination (and possibly TOPIX Options acquired prior to such determination) may be subject to the "mark-to-market" rules of Section 1256 of the Code and a U.S. Holder of an unexercised TOPIX Option may generally be required to treat the TOPIX Option as if it were sold for its fair market value on the last business day of the taxable year during which the holder owned the TOPIX Option and to take account of the resulting gain or loss as 60 percent long-term and 40 percent short-term capital gain or loss. Under these rules, any gain or loss realized by a U.S. Holder upon the sale, transfer, settlement or lapse of a TOPIX Option may be treated as 60 percent long-term and 40 percent short-term capital gain or loss.

The provisions of the Code governing transactions in foreign currency will apply with respect to the acquisition and disposition of Japanese yen in connection with purchasing and selling Options by U.S. Holders.

Transaction Costs

The transaction costs borne by investors include brokers' commissions which reflect charges for opening and closing positions and for exercise of Options. The Exchange does not regulate commission rates, which are a matter to be negotiated between the Regular Member or Special Participant and its customer. The Exchange charges its Regular Members and Special Participants combined exchange and clearing fees, currently 0.015% of the contract premium for a trade in an Equity Option, 0.00075% of the trading value of the underlying stocks for the exercise of an Equity Option, 0.02% of the contract premium for a trade in an Index Option and 0.02% of the amount received or paid upon the cash settlement upon the exercise of an Index Option. The Exchange also charges its Regular Members and Special Participants a clearing fee of ¥5 per minimum trading lot of the stock issued upon exercise, for the exercise of an Equity Option and certain special dues (see pages 21 and 22 under "Default in Payments to the TSE"). Regular Members and Special Participants customarily pass these charges on to their customers.

CLEARING AND SETTLEMENT OF OPTIONS

The clearing and settlement of Options takes place through the Exchange's electronic clearing system in the context of clearing on the Exchange as a whole. The TSE itself acts as a clearing body. The clearing and settlement procedure for Options trading involves trade comparison, trade netting and settlement.

On May 1, 1999, with respect to all Options outstanding on that date, the TSE was interposed on a principal-to-principal basis, as the buyer to each Regular Member or Special Participant who has sold an Option and seller to each Regular Member or Special Participant who has bought an Option. As to all purchases or sales of Options after May 1, 1999, the TSE is interposed on a principal-to-principal basis as the buyer to each Regular Member or Special Participant seller of an Option and seller to each Regular Member or Special Participant buyer of an Option. As principal, the TSE in effect guarantees such trades to such Regular Members and Special Participants.

Although the TSE is solely responsible to Regular Members and Special Participants for calculating margin and other amounts relating to the clearing and settlement of transactions executed at the Exchange market, the TSE has delegated some of the mechanics of these functions to third parties pursuant to contract. The Exchange has entrusted the Tosho Computer System Co., Ltd. ("TCS"), a subsidiary of the TSE, with operating and maintaining the computer system used for calculating the relevant amounts and generating the necessary documents for clearing and settlement. The Exchange has entrusted the Japan Securities Clearing Corporation ("JSCC"), a wholly-owned subsidiary of the TSE, with certain settlement tasks such as the delivery to Regular Members and Special Participants of trade detail reports, assignment notices and other reports containing the calculation and tabulation of the settlement amounts to be paid or received by Regular Members and Special Participants on a net basis which have been generated by TCS. While stocks underlying exercised Equity Options are delivered by book-entry through the Exchange's account at the Japan Securities Depository Center ("JASDEC") (a foundation contributed to by securities companies, banks, stock exchanges, and others, which has been designated as a securities depository by the Ministers of Justice and Finance), money settlement is effected (effective after April 30, 1999, with the Exchange) through the Exchange's account at either the Bank of Japan or clearing banks designated by the Exchange.

JASDEC, although fully responsible for the physical safekeeping, delivery and withdrawal of certificated stocks and for book-entry, with the approval of the Financial Reconstruction Commission and the Minister of Justice, has entrusted the operational aspect of these physical operations to JSCC. Thus, JSCC provides settlement services to the TSE and custody services to JASDEC. Neither JSCC nor JASDEC becomes counterparty to an Options transaction.

All Options trading is effected through CORES-FOP electronic display books, which permits trade reports to be automatically transmitted to Regular Members and Special Participants upon execution of orders. When Regular Members and Special Participants receive the trade reports from the Exchange, they compare them with their own internal records. Trade data is accumulated and compiled by the TSE's clearing system for subsequent processing. Regular Members and Special Participants are required to report to the Exchange any errors or discrepancies with their internal records.

All payments in connection with Equity Options, Index Options, other options and futures listed and traded on the TSE having the same settlement date (except payments in connection with the exercise of Equity Options and settlement by physical delivery of Japanese Government Bond Futures) are netted and settled through (effective after April 30, 1999, with) the TSE. The payment of funds in connection with the exercise of Equity Options is settled together with the settlement of the underlying stocks on a net basis.

Settlement of Premium Payments

For purchase and sale of Options, premium is payable by the paying Regular Member or Special Participant by 1:00 p.m. and receivable by the receiving Regular Member or Special Participant after 3:00 p.m. on the business day following the date of the trade (T). By 9:00 a.m. on T + 1, the Exchange delivers to each Regular Member and Special Participant a list of trades recorded for that Regular Member or Special Participant and, that morning, post-trade data is compiled in accounting formats for settlement. The Exchange provides net settlement instructions for each net-selling and net-buying Regular Member and Special Participant, notifying each of its receipt or payment amount. Payment and receipt of premium also is carried out on T+1 by account transfer at the Bank of Japan or clearing banks designated by the Exchange.

Settlement of Options by Offset

An Option position may be settled either by offset or by exercise. If a Regular Member or Special Participant effects a transaction for an offsetting purpose, that Regular Member or Special Participant must report the transaction to the Exchange. The Exchange in turn, will subtract the reported amount of the contract from the open long and/or short positions of the Regular Member or Special Participant. Reports of closing sales or purchase are made by 4:45 p.m. (by 12:45 p.m. on a half-day holiday) on the day of a transaction.

Settlement of Equity Options on Exercise

An Equity Option settled by exercise is settled by 3:00 p.m. on the fourth business day following the day of exercise, except that options exercised the business day prior to the date when the underlying stock goes ex-dividend or ex-rights is settled on the third business day following exercise. A customer who purchases or sells a stock as a result of an exercise must deliver cash or stock certificates, as the case may be, to its Regular Member or Special Participant by 9:00 a.m. on the fourth business day (or third business day for ex-divided or ex-rights) following the day of exercise. Virtually all deliveries of stock upon exercise of Equity Options are accomplished through book-entry at JASDEC. A customer may receive physical delivery of certificates for stock held for its account by a Regular Member or Special Participant by so requesting them through such Regular Member or Special Participant, which will, in turn, execute appropriate instructions to JASDEC.

The payment or receipt of cash or stock is accomplished by totaling the settlements of ordinary market transactions of the underlying stock having the same settlement date. Settlement is not strictly payment against delivery, as money settlement is handled through the Bank of Japan or clearing banks designated by the Exchange, and stock is handled through JASDEC pursuant to the Exchange's instructions. Thus, although security delivery and funds payment occur on the same day (T+4), they take place in separate streams.

The settlement of odd-lot shares--resulting from Equity Option exercises when such option is adjusted because of stock splits and similar events--is accomplished by payment in cash of an amount equal to the difference between the exercise price and the closing price on the day of exercise (including the last special quote), multiplied by the number of odd-lot shares of the underlying stock.

Settlement of Index Options on Exercise

An Index Option settled by exercise is settled in cash by 3:00 p.m. on the business day following the day of exercise. See pages 13 and 14 under "**INDEX OPTION CONTRACTS – TOPIX**."

TSE SAFEGUARDS WITH RESPECT TO OPTIONS TRADING

As counterparty to all Regular Members of Special Participants buying or selling Options after May 1, 1999, the TSE reduces the scope of counterparty risk to Regular Members and Special Participants who engage in Option transactions. As counterparty, the TSE is legally and ultimately responsible to such Regular Members and Special Participants for the performance of all Options, including any delivery contracts resulting from their exercise. There is not any contractual link between the TSE and any customer of a Regular Member or Special Participant.

The Exchange has established comprehensive margining and risk management procedures designed to ensure that adequate margin is held to ensure settlement of Options transactions and to cover defaults by Regular Members and Special Participants. In addition, the Exchange has created certain default reserves applicable to Regular Members' and Special Participants' Option contracts. The TSE's procedures are designed so that for every outstanding Option for which there is a buyer there is a writer of an Option of the same series who has undertaken to perform the writer's obligations in the event that an exercise is assigned to such writer.

Segregation of Regular Members' and Special Participants' Accounts

The Exchange requires Regular Members and Special Participants to maintain separate principal and customer accounts for open positions. Regular Members and Special Participants are required to segregate any funds held as client's margin from their own funds and assets. On the bankruptcy or insolvency of a Regular Member or Special Participant, the Exchange's Constitution provides that the Exchange may suspend trading of such Regular Member or Special Participant and may cause that Regular Member or Special Participant to close out or transfer to other Regular Members or Special Participants any unsettled positions.

Regular Members' and Special Participants' Margin Deposits

Each Regular Member or Special Participant is required to deposit and maintain margin with the Exchange with respect to each Option for which it represents the writer. Such margin is calculated, collected and held by the Exchange in segregated accounts at designated banks. Initial margin and any deficiency in margin resulting from marking writers' positions to market is permitted to be deposited by Regular Members and Special Participants in cash or securities. Any securities deposited as margin are marked to the market every day. If the value of the margin deposited by a Regular Member or Special Participant is less than the required amount of margin, such Regular Member or Special Participant must deposit additional margin with the Exchange in cash or securities equal in value to the deficiency.

The margin required of Regular Members and Special Participants and their customers is calculated under Exchange rules using the SPAN (Standard Portfolio Analysis of Risk) system developed by Chicago Mercantile Exchange, which takes into account risks associated with the derivatives portfolio of such Regular Members or Special Participants or their customers. Margin requirement for the portfolio is the largest loss identified under various market conditions that might reasonably occur, taking into account risk offsets within the portfolio. The objective of SPAN as operated by the TSE is to identify overall risk in a complete portfolio of TSE futures and options derivative instruments. The program treats such futures and options uniformly, while at the same time recognizing the unique exposures associated with options portfolios. In addition, the program recognizes both inter-month and inter-instruments risk relationships.

Because SPAN is used to determine margin requirements, its overriding objective is to determine the largest loss that a portfolio might reasonably be expected to suffer from one day to the next. The TSE determines what is considered a "reasonable" one-day loss, and sets the basic SPAN parameters accordingly.

In standard pricing models, three factors most directly affect the value of an option at a given point in time: underlying market prices; volatility (variability) of underlying instruments; and time to expiration. As these factors change, so too will the value of futures and options maintained within a portfolio. SPAN constructs scenarios of changing underlying prices and volatilities in order to identify the largest loss a portfolio might suffer from one day to the next. It then sets the margin requirement at a level sufficient to cover this one-day loss.

The TSE calculates risk parameters daily with respect to portfolios of its Regular Members and Special Participants and for their use with respect to their customers. SPAN is designed for maximum efficiency of both programming and execution. It achieves this efficiency partly because many of its more complex calculations (e.g. the pricing of options) are executed by the TSE. The results of these calculations are called risk arrays. Risk arrays, and other necessary data inputs to the SPAN calculation, are then packaged into a file called a SPAN risk parameter file. This file is then provided to Regular Members and Special Participants on a daily basis. Regular Members and Special Participants then use the data contained in the risk parameter files, together with their specific portfolios, to determine SPAN margin requirements.

Regular Members and Special Participants must respond to calls for additional margin before 12:00 p.m. on the business day following the day on which a deficiency in margin arises. Regular Members and Special Participants shall, when deemed necessary by the TSE, deposit securities and cash with the TSE as an emergency margin by 4:00 p.m. on the day on which a deficiency in margin arises if there has been an extreme movement in the market during the morning session on that day.

Margin deposited by a Regular Member or Special Participant may be applied only to the obligations of that Regular Member or Special Participant and may not be applied to the obligations of other Regular Members and Special Participants.

The TSE's Lien and Set-off Rights Against Regular Members and Special Participants

The TSE has a lien on, and set-off right against, all securities, margin deposits, funds and other assets maintained in the accounts of Regular Members or Special Participants with the TSE, including amounts, if any, in excess of the margin required of that Regular Member or Special Participant at the time of any default by such Regular Member or Special Participant in its obligations to the TSE or its Regular Members and Special Participants. In the event a Regular Member or Special Participant does not perform its obligations, these assets may be sold or converted to cash, in which case such cash or proceeds is applied to the performance of such obligations.

Customers' Margin Deposits

To ensure market security, Regular Members and Special Participants receiving orders from customers are obligated to require those customers to deposit and maintain, at all times, sufficient margin in cash or securities to cover Options positions with respect to which they are writers, using the same SPAN margin methodology as applied to such Regular Members and Special Participants. The customer must respond to a call for additional margin by a time designated by its Regular Member or Special Participant which is on or before the second business day (or the first business day, if such customers are residents of Japan) following the day on which a deficiency in margin arises, failing which the Regular Member or Special Participant may liquidate such customer's position.

Buyers of Options are required to pay premiums in full upon purchase of Options. Hence the holders of positions consisting solely of buy Options (calls or puts) are not subject to calls for margin deposits.

Before concluding transactions with respect to Options, investors are urged to discuss and confirm their understanding of margin requirements with their brokers.

The TSE has no responsibility for settlements between any intermediary (including a Regular Member or Special Participant) and its customers, or for the funds or securities of a customer that are held by such intermediary. However, each Regular Member and Special Participant guarantees the final settlement of its customers' TSE transactions.

Regular Members and Special Participants are subject to segregation requirements, according to which the assets deposited by their customers and such customers' positions must be segregated from Regular Members' and Special Participants' own assets and positions in individualized accounts. Ordinarily, cash and securities deposited by customers with Regular Members or Special Participants as margin will be redeposited by such Regular Members or Special Participants with the Exchange. This segregation procedure enables the TSE to identify the customer positions of any defaulting Regular Members or Special Participants (and corresponding margin deposits) and transfer them to another Regular Member or Special Participant upon such default. Customers of defaulting and collapsed Regular Members or Special Participants may make a claim for a return of their assets deposited with such Regular Member or Special Participant, net of any expenses such customer owes, either directly with the Exchange, or through another Regular Member or Special Participant to which that customer's positions and assets have been transferred pursuant to Exchange rules. Customers are entitled to receive the balance of the cash or securities they deposited with the defaulting Regular Member or Special Participant.

Default in Payments to the TSE

If a Regular Member or Special Participant defaults in the payment to the TSE of its liabilities on its Options contracts and if the applicable margin and other amounts which have been deposited with the Exchange by the defaulting Regular Member or Special Participant are insufficient to cover such liabilities, then, in the case of liabilities with respect to Equity Options, the deficiency will be paid out of the Default Reserve for Equity Options (the "Equity Options Default Reserve"), and in the case of Index Options, out of the Default Reserve for Stock Index Futures and Options (the "Stock Index Default Reserve").

The Equity Options Default Reserve is funded by special dues, payable by Regular Members and Special Participants until the Reserve reaches ¥4.52 million per Regular Member and Special Participant, equal to 0.0075% of the transaction value of trades in Equity Options contracts by Regular Members and Special Participants and 0.0003% of the cash paid and received as a result of the exercise of Equity Options contracts. At March 31, 2000, the Equity Options Default Reserve amounted to ¥295 million. In addition, Special Participants in Equity Options are required to contribute to such reserve at the time of their admission to trading in order to maintain the then current average amount of such reserve per Regular Member and Special Participant.

The Stock Index Default Reserve is funded by special dues, payable by Regular Members and Special Participants until the Reserve reaches ¥50 million per Regular Member and Special Participant, equal to 0.0001% of the transaction value of trades in index futures contracts by Regular Members and Special Participants and 0.0075% of the transaction value of trades by Regular Members and Special Participants in Index Options and the cash paid and received as a result of the exercise of Index Options contracts. At March 31, 2000, the Stock Index Default Reserve amounted to ¥3.643 billion. In addition, Special Participants in the Stock Index Futures and Options Trading are required to contribute to such reserve at the time of their admission to trading in order to maintain the then current average amount of such reserve per Regular Member and Special Participant.

Regular Members and Special Participants who participate in the trading covered by each respective reserve are required to supplement the Equity Default Reserve and/or Stock Index Default Reserve with additional payments to make up any deficiency in meeting the liabilities of defaulting Regular Members and Special Participants payable out of the applicable reserve. Such assessments are unlimited and are apportioned among Regular Members and Special Participants, based on a formula relating to the percentage of certain trading volume in the type of transaction covered by the applicable reserve as to each Regular Member or Special Participant over the preceding twelve (12) months.

Entities must meet certain criteria of the Exchange in order to be accepted as Regular Members or admitted to trading as Special Participants. These criteria include minimum capitalization and financial soundness thresholds. Regular Members and Special Participants are subject to regular audits by the Exchange, and are required to provide monthly financial statements.

Exchange Regulatory Measures

In market emergencies, the Exchange may take such action as it deems necessary to maintain a fair and orderly market, including, but not limited to, reduction of the permitted daily price limit, advancing the time for margin payments, raising ~~[the initial]~~ margins for Regular Members or Special Participants or their customers and increasing or introducing a mandatory cash element, reduction of the "haircut" on securities pledged to cover margins, restriction or suspension of trading by an individual Regular Member or Special Participant, or limiting the total permitted size of open positions for Options contracts.

Appendix 1

TSE Holiday Schedule

2000

Jan. 1	New Year's Day
Jan. 3	New Year's Day
Jan. 4	First business day of the year (half day trading)
Jan. 10	Coming-of-Age Day
Feb. 11	National Foundation Day
Mar. 20	Vernal Equinox Day
Apr. 29	Green Day
May 3	Constitution Day
May 4	National Holiday
May 5	Children's Day
Jul. 20	Marine Day
Sep. 15	Respect-for-the Aged Day
Sep. 23	Autumnal Equinox Day
Oct. 9	Health-Sports Day
Nov. 3	Culture Day
Nov. 23	Labor Thanksgiving Day
Dec. 23	Emperor's Birthday
Dec. 29	Last business day of the year (half day trading)

2001

Jan. 1	New Year's Day
Jan. 2	New Year's Day
Jan. 3	New Year's Day
Jan. 4	First business day of the year (half day trading)
Jan. 8	Coming-of-Age Day
Feb. 11	National Foundation Day
Feb. 12	National Holiday
Mar. 20	Vernal Equinox Day
Apr. 29	Green Day
Apr. 30	National Holiday
May 3	Constitution Day
May 4	National Holiday
May 5	Children's Day
Jul. 20	Marine Day
Sep. 15	Respect-for-the Aged Day
Sep. 23	Autumnal Equinox Day
Sep. 24	National Holiday
Oct. 8	Health-Sports Day
Nov. 3	Culture Day
Nov. 23	Labor Thanksgiving Day
Dec. 23	Emperor's Birthday
Dec. 24	National Holiday
Dec. 28	Last business day of the year (half day trading)
Dec. 31	New Year's Eve

Appendix 2

Exercise Price Intervals
for Equity Options

Underlying Stock Price			Interval
	Less than	¥500	¥25
¥500	but less than	¥1,000	¥50
¥1,000	but less than	¥2,000	¥100
¥2,000	but less than	¥5,000	¥200
¥5,000	but less than	¥10,000	¥500
¥10,000	but less than	¥50,000	¥1,000
¥50,000	but less than	¥100,000	¥2,500
¥100,000	but less than	¥200,000	¥10,000
¥200,000	but less than	¥500,000	¥20,000
¥500,000	but less than	¥1,000,000	¥50,000
¥1,000,000	but less than	¥2,000,000	¥100,000
¥2,000,000	but less than	¥5,000,000	¥200,000
¥5,000,000	but less than	¥10,000,000	¥500,000
¥10,000,000	but less than	¥20,000,000	¥1,000,000
¥20,000,000	but less than	¥50,000,000	¥2,000,000
¥50,000,000	or more		¥5,000,000

TOKYO STOCK EXCHANGE, INC.

(Kabushiki-gaisha TØ-KYØ SHØ KEN TORI HIKI JO)

SPECIAL CHARACTERISTICS AND RISKS

OF

TOKYO STOCK EXCHANGE EQUITY OPTIONS AND STOCK INDEX OPTIONS

For Limited Distribution in the
United States Only to Eligible Broker-Dealers
and Eligible Institutions

March 2002

Tokyo Stock Exchange, Inc.
2-1, Nihombashi-Kabuto-cho
Chuo-ku, Tokyo 103-8220 Japan

Tokyo Stock Exchange, Inc. ("Tokyo Stock Exchange" or TSE) options have not been registered under the U.S. Securities Act of 1933 (the "Act") or any state securities law. Neither the options nor this document have been approved or disapproved by the United States Securities and Exchange Commission ("SEC") or any state securities commission. This document is not a solicitation of orders for transactions on Tokyo Stock Exchange, nor does it constitute investment advice.

This document is intended for distribution only to "Eligible Broker-Dealers" and "Eligible Institutions" in the United States. To be Eligible, each such entity must have had prior actual experience in the U.S. domestic options markets. In addition, each such entity must meet the same qualifications as a "qualified institutional buyer" under SEC Rule 144A or as an entity excluded from the definition of "U.S. person" by SEC Rule 902(k)(2)(vi).

The definitional qualification means, in general, that an Eligible Broker-Dealer must be registered as such with the SEC and must in the aggregate own and invest on a discretionary basis at least U.S. $10 million of securities (as defined and provided in Rule 144A). An Eligible Institution must come within the categories of non-broker entities defined as qualified institutional buyers in Rule 144A and must in the aggregate own and invest on a discretionary basis at least U.S. $100 million in securities (as defined and provided in Rule 144A). Alternatively, an Eligible Institution must, as provided in SEC Rule 902(k)(2)(vi), be a specified international organization.

Tokyo Stock Exchange will advise the trading participants that are authorized to participate in TSE options market, that they may execute opening transactions in options on individual stocks listed on Tokyo Stock Exchange or options on a stock index (e.g., TOPIX, ((Tokyo Stock Price Index)) or S&P/TOPIX 150) with or for a person located in the United States only if that person is an Eligible Broker-Dealer or an Eligible Institution, acting for its own account or the accounts of other Eligible Broker-Dealers or Eligible Institutions or the managed accounts of non-U.S. persons within the meaning of SEC Rule 902(k)(2)(i). Appropriate documentation will be required for this purpose.

Transactions on Tokyo Stock Exchange in Tokyo Stock Exchange equity options and options on stock indexes are required to be effected in accordance with the laws of Japan and trading procedures established by Tokyo Stock Exchange. Such procedures are contained in: the Business Regulations of Tokyo Stock Exchange, the Brokerage Agreement Standards; the Trading Participant Regulations; the Clearing and Settlement Regulations; the Special Rule of Business Regulations and Brokerage Agreement Standards Relating to Trading of Stock Price Index Options; the Special Rule of Business Regulations Regarding Margin Transactions and Loan Transactions and the Brokerage Agreement Standards Relating to the Equity Options Trading; the Special Rule of Business Regulations and Brokerage Agreement Standards Relating to Trading of Stock Price Index Futures; the Rule Regarding Margin and Transfer of Unsettled Transactions of Futures and Options Trading; and the Constitution of the Exchange, copies of which are available for inspection at Tokyo Stock Exchange, Inc. 2-1, Nihombashi-kabuto-cho, Chuo-ku, Tokyo 103-8220, Japan, and at its representative office at 45 Broadway, New York, New York 10006. A representative in either office will be available to Broker-Dealers and Eligible Institutions during normal business hours to respond to inquiries of a general or specific nature concerning Tokyo Stock Exchange, but not to give advice or receive or direct orders concerning Tokyo Stock Exchange equity options or options on stock indexes.

The information contained herein relates solely to options traded on Tokyo Stock Exchange on stock indexes and on individual stocks that are listed and traded on Tokyo Stock Exchange. It does not relate to any options that are not traded on Tokyo Stock Exchange or options on futures traded on Tokyo Stock Exchange. Unless otherwise indicated, all references to time are to Japan standard time.

TABLE OF CONTENTS

Page(s)

INTRODUCTION

Tokyo Stock Exchange, Inc. ("Tokyo Stock Exchange", "TSE" or the "Exchange") is one of the largest stock exchanges in the world and is the principal exchange for Japanese stocks. The Exchange traces its origins to the founding of Tokyo Stock Exchange Co. Ltd. in 1878.

TSE is a joint stock company established in accordance with the Securities and Exchange Law of Japan (Law No. 25 of 1948 as amended) (the "Securities and Exchange Law"). TSE changed its organizational structure from a membership system to its present structure on November 1, 2001. The Exchange is licensed to act as a stock exchange by the Prime Minister of Japan pursuant to a license initially granted in 1949 by the Minister of Finance of Japan pursuant to the Securities and Exchange Law. Under the Securities and Exchange Law, the Prime Minister has continuing supervisory authority over all stock exchanges in Japan, including TSE. The Prime Minister is empowered to regulate stock exchanges. Among other things, the Prime Minister is authorized to grant licenses to stock exchanges, to approve their Constitutions, Business Regulations and Brokerage Agreement Standards, and to approve option contracts on stocks and stock indexes. The Prime Minister has delegated the authority referred to above, other than the authority to grant licenses to stock exchanges, to the Commissioner of the Financial Services Agency.

Two basic types of options listed on TSE are discussed herein: options on individual stocks selected by TSE that are listed and traded on TSE ("Equity Options") and options on stock indexes ("Index Options"). Stock indexes on which options are traded on TSE include Tokyo Stock Price Index, known as TOPIX, and (as of June 11, 2001) S&P/TOPIX 150. Equity Options and Index Options (together, "Options") are further discussed below under "Equity Option Contracts", "Index Option Contracts—TOPIX", and "Index Option Contracts—S&P/TOPIX 150", respectively. Options on other stock indexes or underlying securities, stocks, bonds, futures related to fixed rate instruments and stock indexes, and options on futures which are listed and traded on TSE are outside the scope of this document. Options on other types of underlying securities or stock indexes may be introduced by TSE in the future. They, as well as products other than the Options that are currently traded, may, consistent with the rules of the United States Securities and Exchange Commission, subsequently be made available to U.S entities to whom this document is made available.

TSE call and put Options are all exercisable European-style and are exercisable only on their date of expiration. Equity Options are settled by physical delivery and Index Options are cash settled. All options and futures listed on TSE (except Japanese Government Bond Futures and options thereon) are currently available for trading on TSE between the hours of 9:00 a.m. to 11:00 a.m. and 12:30 p.m. to 3:10 p.m. (9:00 a.m. to 11:10 a.m. on half-day holidays). Trading of stocks on TSE closes at 3:00 p.m. Orders may be received into the CORES-FOP system (referred to below) beginning at 8:20 a.m. for the morning session and at 12:05 p.m. for the afternoon session.

Prices on the Exchange for Options are publicly quoted, and the Options are bought and sold, in Japanese yen. All transactions creating or closing positions in Options are executed and settled in Tokyo by trading participants that are authorized by the Exchange to trade Options. Options are certificateless and transactions and positions are evidenced by statements from the Exchange to its trading participants and by them to their customers.

Equity Options and Index Options are not fungible or interchangeable with options that are traded on any other market. Thus, any Equity Options or Index Options position opened on TSE can be closed only on TSE or exercised only by a trading participant giving an exercise notice to the Exchange.

The potential risks that apply generally to all aspects of options trading are assumed to be known to readers of this document. This document's purpose is to introduce experienced and sophisticated U.S. registered broker-dealers and large U.S. institutions to the special aspects, requirements and risks of trading Equity Options and Index Options. Accordingly, such entities considering TSE and Equity Options and Index Options must have had actual prior experience in options investments in U.S. markets and, therefore, be familiar with the risks of all options investments and European-style options. This document does not suggest or recommend any types of investment strategy. It is limited to a descriptive overview of the Options market, Equity Options and Index Options, the clearing and settlement practices of TSE, and the risks peculiar to foreign options transactions.

OPERATION OF THE TSE OPTIONS MARKET

General

Trading in Equity Options and Index Options contracts takes place in a semi-automated manner through the Exchange's Computer-Assisted Order Routing and Execution System for Futures and Options ("CORES-FOP"), described below under "Trading Procedures." The stocks comprising TOPIX, S&P/TOPIX 150 and underlying Equity Options are traded on TSE via a fully automated system operated from terminals in brokers' offices. (See "Trading Procedures," below.)

TSE currently lists Equity Options on 166 equity stocks of leading Japanese companies listed on the first section of TSE ("First Section"). The average daily trading volume of Equity Options during 2001 (through November 30) was 1,599 contracts, compared with an average daily trading volume of 1536 contracts in 2000.

The average daily trading volume of Index Options on TOPIX ("TOPIX Options") during 2001 (through November 30) was 25 contracts, compared with an average daily trading volume of 11 contracts in 2000.

Index Options on S&P/TOPIX 150 ("S&P/TOPIX 150 Options") were launched on June 11, 2001.

All Equity Options and Index Options (TOPIX Options and S&P/TOPIX 150 Options) are exercisable European style.

The Exchange has established a market information system ("Market Information System") that disseminates information to market participants and information vendors including the following:

open, high, low and latest prices for all stocks and Options;
five latest prices for all stocks and Options;
estimated total trading volume of Options and underlying stocks;
trading volume of each Option;
total open positions for each Option series;
total number of exercises for each Option series; and
three best bid/ask prices for all stocks and Options and the aggregate number of bid shares or contracts and sell shares or contracts, respectively, at each such price.

Market Participants

Options may be traded on the Exchange only by general trading participants of TSE ("General Trading Participants") and certain other trading participants that are authorized by TSE to trade in the Options market ("Stock Index Futures Trading Participants" or "Equity Options Trading Participants") (together with General Trading Participants, "Trading Participants"). Trading Participants may trade Options for their own account, and they act as the sole conduit through which customers trade Options on the Exchange. A Trading Participant, when buying Options contracts from or selling Options contracts to another Trading Participant, transacts business in the legal capacity of a principal. Therefore, when a customer's order is executed by a Trading Participant, that Trading Participant becomes responsible for fulfilling the Options contract to the customer. Similarly, that Trading Participant, if it is qualified to clear the trade (discussed below) becomes responsible for fulfilling the contract to the Exchange, which is interposed as counter party to each Clearing Participant (as defined below) in such Options trade. If it clears through another Trading Participant, the other Trading Participant becomes responsible for fulfilling the contract to the Exchange. The customer obtains no contractual relationship with any Trading Participant other than the one executing its transaction, except that if the executing Trading Participant settles such transaction through another Trading Participant, the customer obtains a contractual relationship with such other Trading Participant, but only with respect to the customer's margin. The customer obtains no contractual relationship with TSE, except that the customer has the right to claim the return of any of its margin deposited to TSE through a Clearing Participant in case of the suspension of qualification for trading of its executing Trading Participant or for clearing entrustment of the settling Trading Participant. There is no direct contractual link between any specific buying and selling Trading Participant.

A Trading Participant with Clearing Qualification status ("Clearing Participant") acts for itself in clearing Options transactions on the Exchange. A Trading Participant that is not a Clearing Participant ("Non-Clearing Participant") is required to act with respect to each category of trading (*e.g.*, Equity Options, Stock Index Options) in which it is qualified as a Trading Participant, through a Clearing Participant with which it has a Clearing Entrustment Agreement for that category. Such Clearing Participant is hereinafter referred to with respect to that category as the "Designated Clearing Participant" for such Non-Clearing Participant. (See

"Clearing and Settlement of Options"). At November 1, 2001, all Trading Participants but one were Clearing Participants for Options, and that one does not trade Options.

Under the Securities and Exchange Law, only stock corporations registered by the Prime Minister may engage in the securities business. Only such Japanese securities companies, and foreign securities companies registered by the Prime Minister pursuant to the Securities and Exchange Law and to the Law Concerning Foreign Securities Firms, can become Trading Participants of the Exchange. Trading participants of the Exchange are divided into four types, based on categories of "Trading Qualification" status (*i.e.*, categories of trading in which the Exchange has authorized participants to trade) as follows: "General Trading Participant"-- qualified to trade all securities and contracts on TSE; "Bond Futures Trading Participant"-- qualified to trade government bond futures contracts and option contracts thereon on TSE; "Stock Index Futures Trading Participant"-- qualified to trade stock index futures and options contracts on TSE; and "Equity Options Trading Participant" qualified to trade equity options contracts on TSE.

TSE adopted its current system of trading participants on November 1, 2001 in connection with the change in its form of organization from a membership corporation to a joint stock company. An eligible entity may apply to TSE for qualification as a Trading Participant. In determining whether to qualify an applicant that was not a regular member or special participant on October 31, 2001, TSE will consider factors it views as essential to the public interest and the protection of investors.[1] These include, but are not limited to: whether the applicant has a sound management system that will help insure the integrity of and social credibility of the Exchange's markets and is free from effect by persons that TSE may deem to be inappropriate in view of its markets; whether the applicant meets specified financial criteria (paid-in capital of Yen 300 million or more, net assets of Yen 1 billion or more and a net capital requirement ratio of over 200%) and can be expected to continue to maintain sound business performance; and whether the applicant has adequate operational capability with respect to acceptance/execution of orders/trades, settlement, compliance and risk management and the ability to observe applicable law and TSE rules. A Trading Participant is required to execute a Trading Participation agreement, post a Trading Participant Security Deposit to ensure payment of Trading Participation fees and a Trading Participant Bond and pay all applicable fees. A Trading Participant may be suspended if it does not maintain paid-in capital of at least Yen 300 million, net assets of at least Yen 300 million and a net capital ratio of at least 120%.

On November 1, 2001, each regular member of TSE or special participant in any of its markets automatically became a Trading Participant in the market or markets in which it was entitled to trade on October 31,2001(subject to the execution of a Trading Participation agreement and deposit of the required Trading Participant Security Deposit).

---

[1] Similar determinations were made by TSE in recent years before admitting regular members into membership in the Exchange or allowing special participants to trade in its markets.

All Trading Participants are members of the Japan Securities Dealers Association, and thus subject to its rules. Also, Trading Participants' Options' transactions are subject to the relevant provisions of the Exchange's Constitution, and its rules and regulations.

All Trading Participants, to the extent that they are qualified to trade Options, function similarly to each other with respect to their trading activities and are subject to the Constitution, rules and regulations of the Exchange. Therefore all Trading Participants, both as to themselves and Options are subject to similar regulatory requirements. At November 1, 2001, the Exchange had 114 General Trading Participants, and one Stock Index Futures Trading Participant.

Trading Procedures

Index Options and Equity Options are traded in accordance with auction market principles, i.e., price priority and time precedence. The Options market is a supply-demand market, similar to the markets of the Exchange for stocks and bonds. Options are traded among Trading Participants in a semi-automated manner through the Exchange's CORES-FOP System.

Orders to buy and sell Options may be either market orders or limit orders. Orders are entered into CORES-FOP by a Trading Participant either for its own account or for its customer. Orders are placed through TSE order entry devices installed in the trading departments of each Trading Participant or through the Trading Participant's own computer system which interconnects with CORES-FOP via dedicated data transmission lines in Japan.[2]

An order properly entered into CORES-FOP is recorded on the computer's order file and an order-acceptance notice is sent to the entering Trading Participant. The order is valid only for the day on which it is entered. Orders may be cancelled during the day.

Orders for Index Options or Equity Options are arranged by CORES-FOP in accordance with two-way auction principles - the higher bid takes priority over lower bids, the lower offer is entitled to priority over higher offers, and if two or more orders on the same side are placed at the same price, the earlier order takes precedence over later orders. Orders arranged in this manner are shown in the form of a computerized "book." Through a TSE inquiry and display device, the aggregate number of buy or sell contracts on order at each bid price and each asked price, the aggregate number of bid orders and asked orders at each such price and certain other information is made available to Trading Participants in Japan.

CORES-FOP passes the order to an intermediary terminal (on the premises of the Exchange), which is manned by personnel of the Exchange. Personnel of the Exchange instruct CORES-FOP to match a buy order and a sell order in an electronic book shown on a display screen of such intermediary terminal. Where the market situation and the trading pattern generally, or of a particular month's contracts, seem to the Exchange to assure stable price formation, personnel of the Exchange may allow CORES-FOP to match buy and sell orders

[2] Prior to March 10, 2001, a member of the Exchange known as a Saitori, acted as middleman between buyer and seller. The Exchange now performs the functions previously performed by the Saitori member.

automatically within a narrow price range determined by TSE. For example, stable price formation may be deemed likely to occur when there is a minimum spread between bids and offers for a particular Option contract and an adequate volume of orders at both the bid and asked prices. In such a case, it is to be expected that there will be minimum variations between the prices at which such orders will be executed. In any event, the Exchange must see to it that the trading rules of the Exchange are observed when permitting the automatic matching of orders.

In accordance with Exchange rules, personnel of the Exchange will not match orders when there is a "one-sided" market (e.g., a large imbalance) and it is expected that there will be more than a specified permitted variation between the last executed contract price and the expected new price. In such a case, personnel of the Exchange will enter in CORES-FOP a special bid or offer quotation, as applicable. Special quotations are intended to prevent drastic price movements from occurring and are disseminated publicly through the Exchange's Market Information System. In accordance with Exchange Rules, if counter orders at a special quotation are not received in sufficient volume to fill all open orders, the Exchange will continue to change the special quotation within prescribed limits (up to the daily price limit) after intervals of at least one minute, until counter orders at a special quotation are received in sufficient volume to fill all open orders.

When a transaction is consummated, Trading Participants who are trade parties are immediately notified of the details of the transaction through their trading system terminals. Also, the trade information is provided to the TSE Market Information System. This system sends the information to its subscribers, who are mostly securities companies and information vendors. Information vendors such as QUICK Corp. provide similar market data, together with additional information, to their subscribers, which are securities companies, institutional investors, the press and others.

Options Classes, Series and Contract Months, Generally

Equity Options and Index Options listed on TSE are traded in both puts and calls ("classes") with several standardized expiration dates and several standardized exercise prices ("series"). The month in which an option contract expires is referred to as a "contract month." Contract months and exercise prices for Equity Options and Index Options are discussed below under "Equity Options Contracts" and "Index Options Contracts—TOPIX", and "Index Options Contracts—S&P/TOPIX 150" respectively.

Trading Halts and Suspensions

Trading on TSE in an Equity Option may be suspended temporarily in the event TSE believes the trading of such Equity Option has shown or is likely to show unusual price or volume movement. A trading suspension also may occur when trading in the underlying security has been suspended on the Exchange.

Trading in an Index Option may be suspended if TSE believes the trading of such Index Option has shown or is likely to show unusual price and volume movement. Index Options trading also may be affected by a halt in trading of futures contracts for such index. For each contract month of such index's futures trading, the Exchange will impose a fifteen minute trading halt if the prices of such futures run excessively ahead of such index, according to predetermined limits. Upon such temporary halt in futures trading, trading is automatically halted in Index Options contract months corresponding to the halted futures month. Thus, for example, if June TOPIX futures trading is halted, April, May and June TOPIX Options trading is halted as well.

TSE also may suspend trading in Options or take other prescribed action at any time it deems such suspension or action necessary for maintenance of a fair and orderly market.

During a trading halt or suspension, no open position may be closed or new position opened. However, in case of a suspension in trading Options, exercise notices still may be submitted. Trading halts or suspensions are announced as soon as possible on the display terminals of all Trading Participants and to the Market Information System.

CERTAIN SPECIAL FACTORS IN INVESTING IN TSE OPTIONS

In addition to the general risks inherent in buying and writing traded options, special risk factors are present and should be considered in trading options in Japan. These factors include differences in the currency, differences in time zones, differences in option features, differences in settlement procedures and differences in underlying markets. While there are features of its operation and self-regulation that TSE has in common with U.S. options exchanges, there are differences between TSE and U.S. options exchanges. Significant differences in market, contract and settlement features are described in separate sections of this document. Additional significant factors are referred to below.

Currency Exchange Rates, Time Zones and Holidays

As all Options premiums, settlements and exercises are payable in Japanese yen, a U.S. investor should take into account the exchange rate between U.S. dollars and the yen. Any movement in the U.S. dollar buying or selling rates for such currency may alter profit and loss profiles for any Options position or strategy. An exchange rate change should not affect the amount of margin required for written positions on TSE, but U.S. dollars or dollar-denominated securities are not accepted as margin for written positions on TSE. It should especially be noted that all settlements of Options upon their exercise and assignment (i.e., the sale or purchase of the underlying security in the case of Equity Options, or the payment of the cash settlement amount in the case of Index Options) must be paid or received in Japanese yen.

The high and low currency exchange rates for the Japanese yen/U.S. dollar over recent years have been as follows:

Yen/U.S. Dollars	1994	1995	1996	1997	1998	1999	2000
High	¥113.10	¥104.20	¥116.13	¥131.08	¥147.14	¥124.45	¥ 114. 62
Low	¥96.77	¥81.12	¥103.92	¥111.42	¥113.08	¥101.53	¥ 101.70

Source: Federal Reserve Bank of New York, noon buying rates in New York City for cable transfer in Japanese Yen.

Trading hours on TSE for stocks are from 9:00-11:00 a.m. and from 12:30-3:00 p.m. (9:00-11:00 a.m. on half-day holidays) and trading hours for Equity Options and Index Options and for futures are from 9:00-11:00 a.m. and from 12:30-3:10 p.m. (9:00-11:10 a. a.m. on half-day holidays). Although orders may be entered into CORES-FOP between 8:20 a.m. and 9:00 a.m. and 12:05 p.m. and 12:30 p.m., the orders do not receive time precedence within that period. All such orders are treated as entered on the opening of the morning and afternoon sessions, respectively. Certain off-hours trading also is available for domestic stocks, domestic convertible bonds, TOPIX futures and S&P/TOPIX 150 futures through the Exchange's facilities, within limited price ranges.

Trading hours may be changed in accordance with the rules of TSE. U.S. investors should take time zone differentials into account when timing investment decisions and when making required premium or margin payments. There generally will be no overlap of day trading hours for U.S. markets and TSE. Japan standard time is fourteen hours ahead of Eastern Standard time: that is 7:00 p.m. Eastern Standard time in New York is 9:00 a.m. in Tokyo. Allowance may also have to be made for the time needed for U.S./Japan communication. An effect of the time zone difference is that if U.S. markets were to fall during U.S. day trading hours, Options positions on TSE generally could not be closed out until that evening or night in the U.S., which is the next morning Japan standard time.

There are days of the year on which TSE will be closed when U.S. businesses are open, and vice versa, because of differing holidays.[3]

It generally will not be possible to compare a current quoted ADR price for a stock underlying an Equity Option with a current quoted price of such stock on TSE, since TSE generally will be closed at all times when such ADR is quoted in the U.S. continental markets. Any such comparison which is based on the last closing price on TSE of such underlying stock would have to take into account currency exchange rates, the number of securities represented by one ADR, brokerage costs and the likelihood of price and currency rate changes.

EQUITY OPTION CONTRACTS

Underlying Securities

Pursuant to the Commercial Law of Japan, the issuer of a listed security may prescribe the number of shares in a unit of such shares. In the absence of such prescription, a unit consists of one share. Unless otherwise provided by the Exchange, shares of an issuer are traded on the Exchange in a "trading lot" equal to the number of shares in a unit of such stock.

At present, the underlying stocks for Equity Options are selected only from among the stocks listed on the First Section. In order to be eligible for selection by the Exchange for Equity Options trading, a First Section stock must have (1) listed shares as of the end of the issuer's last fiscal year equivalent to a minimum of 100,000units .) (2) in the event the number of listed shares at the time of the Exchange's determination to list such Equity Options is equivalent to less than 500,000 units, an average monthly trading volume in all domestic markets in which the underlying stock is traded of at least 3,000 units for the one-year period immediately prior to such time.

[3] Exchange Holidays in 2002 and 2003 are set forth in Appendix 1.

Contract Months

All Equity Options expire on the last trading day, which is the business day prior to the second Friday (or the preceding business day if such Friday is not a business day) of the contract month. Expiration dates for Equity Options are arranged so that at any one time there are four contract months open, including the month in which such time occurs. March, June, September and December contract months will have traded for approximately eight months prior to expiring, and all other contract months will have traded for approximately two months. On the business day following the expiration date of any contract month a new contract month is opened for trading.

Exercise Prices

Upon opening a new contract month for Equity Options, the Exchange sets five exercise prices for each class for that contract month, with two above and two below a "central" exercise price. The Exchange sets the central exercise price by rounding the price of the underlying stock at the close on the business day prior to the opening of that new contract month to the nearest integral multiple of an interval set by the Exchange based upon such closing price.[4] If such closing price of the underlying stock is midway between two such multiples, the larger of the two is considered to be the nearest. Series for each of two upper prices and two lower prices are then set using the same interval so that there are two contracts "in-the-money" and two contracts "out-of-the-money." For example, an Equity Option series for a stock priced at ¥1,480 would be given a central exercise price of ¥1,500. The initial exercise prices for a contract month would therefore be ¥1,700, ¥1,600, ¥1,500, ¥1,400, and ¥1,300.

The Exchange may, when it deems necessary, change the initial exercise price and the number of exercise prices. The Exchange also may, in light of price movements in the underlying stock, add new exercise prices to some or all of the contract months, but will not add any new exercise prices to an expiring contract month on or after the first business day of the week in which the last trading day for such contract month falls. New exercise prices are added to a given contract month in such a way as to ensure that there are at least two contracts "in the money" and "out of the money". Thus, in the example set forth above, were the price of the underlying stock to fall from ¥1,480 to ¥1,380, the Exchange may open a new series of Equity Options at ¥1,200.

Daily Price Limit

Bids and offers may not be made at a price above or below the daily price limit determined and subject to change in accordance with Exchange rules. The daily price limit on an Equity Option contract is equal to the daily price limit on the underlying stock on the same day and is as follows:

---

[4] A table of intervals is set forth at Appendix 2.

Daily Price Limit For Equity Options and Underlying Stocks	
Previous Day's Closing Price or Closing Special Quote of Underlying Stock	Price Limit for Equity Options and Underlying Stocks Upward or downward
Less than ¥100	¥30
Less than ¥200	¥50
Less than ¥500	¥80
Less than ¥1,000	¥100
Less than ¥1,500	¥200
Less than ¥2,000	¥300
Less than ¥3,000	¥400
Less than ¥5,000	¥500
Less than ¥10,000	¥1,000
Less than ¥20,000	¥2,000
Less than ¥30,000	¥3,000
Less than ¥50,000	¥4,000
Less than ¥70,000	¥5,000
Less than ¥100,000	¥10,000
Less than ¥150,000	¥20,000
Less than ¥200,000	¥30,000
Less than ¥300,000	¥40,000

Less than ¥500,000	¥ 50,000
Less than ¥1,000,000	¥100,000
Less than ¥1,500,000	¥200,000
Less than ¥2,000,000	¥300,000
Less than ¥3,000,000	¥400,000
Less than ¥5,000,000	¥500,000
Less than ¥10,000,000	¥1,000,000
Less than ¥15,000,000	¥2,000,000
Less than ¥20,000,000	¥3,000,000
Less than ¥30,000,000	¥4,000,000
Less than ¥50,000,000	¥5,000,000
¥50,000,000 or more	¥20,000,000

Minimum Fluctuation in Bids and Offers

The minimum price fluctuation of an Equity Option contract is based upon the downward price limit (the "Lowest Limit") of the underlying stock for that day, calculated in accordance with the above table "Daily Price Limit," and is as follows:

Lowest Limit of the Underlying Stock Price	*Minimum Price Fluctuation*
less than¥ 2,000	¥ 0.5
¥ 2,000 or more, but less than ¥ 3,000	¥ 2.5
¥ 3,000 or more, but less than ¥ 30,000	¥ 5.0
¥ 30,000 or more, but less than ¥ 50,000	¥ 25.0
¥ 50,000 or more, but less than ¥ 100,000	¥ 50.0
¥ 100,000 or more, but less than ¥ 1,000,000	¥ 500.0
¥1,000,000 or more, but less than ¥ 20,000,000	¥ 5,000.0
¥20,000,000 or more, but less than ¥30,000,000	¥ 25,000.0
¥30,000,000 or more	¥ 50,000.0

Contract Size (Unit of Trading)

One contract unit of an Equity Option corresponds to the minimum trading lot of the underlying stock, which, as noted above, is generally determined by the listed companies. The trading lot of most Japanese listed companies on the Exchange is 1,000 shares. In cases where a stock's price is unusually high, the Exchange has asked listed companies to decrease the size of their trading units. In case of such a decrease, the Exchange makes the information available by notice to its Trading Participants. Companies also publicly announce such decreases.

All orders in Equity Options should refer to the number of contracts and not to the number of shares of the underlying stock to which the option contracts relate. For example, an order for options on 5,000 shares of the underlying stock, where each contract represents options on 1,000 shares, should be placed as an order for five contracts. Orders cannot be executed in fractions of a contract.

Contract Adjustments

When an underlying stock splits, if new shares are issued to outstanding shareholders or if an issuer declares a dividend, the Exchange may adjust the contract terms of an Equity Option in accordance with its rules. If a stock split or issuance of new shares to outstanding shareholders or other similar event occurs and exercise prices are adjusted, the size of the trading unit is adjusted accordingly, except when the number of shares becomes the round multiple of the trading lot of the underlying stock, in which case the number of outstanding Equity Option contracts is proportionately adjusted. Generally, adjustments in exercise prices are rounded to the nearest yen. For example, if an Equity Option contract has 1,000 underlying shares of Company A stock exercisable at a price of ¥900 per share, and if Company A were to split its stock 2-for-1, then the holder of such Equity Option contract would hold one additional Equity Option contract and the per share exercise price of each such Equity Option would be ¥450. If, however, Company A were to split its stock 3-for-2, then the number of shares which underlie each such outstanding Equity Option contract would be increased from 1,000 to 1,500 and the per share exercise price would be reduced to ¥600.

Premiums

Premiums on Equity Options are quoted in yen, expressed as an amount per option on a single share of the underlying security. Thus it is necessary to multiply such per share premium by the number of shares (generally 1,000) underlying an Equity Option contract to calculate the premium for such contract. Premium is payable to its Trading Participant, in full, by a buying customer with respect to each options contract by a time designated by such Trading Participant on or before the second business day (or the first business day, if such customer is a resident of Japan) following the transaction. Since the Exchange is interposed as principal in all purchases and sales of Options (See, "Clearing and Settlement of Options"), all payments of premium by a Clearing Participant are made to the Exchange and all premiums are received by it from the Exchange. Premium is payable by a paying Clearing Participant by 1:00 p.m., and receivable by a receiving Clearing Participant at 2:45 p.m., on the business day following the transaction. Equity Options may not be purchased on margin. A Non-Clearing Participant which is required to pay premium must do so by the time specified by its Designated Clearing Participant, which is no later than 1:00 p.m. on the day following the transaction.

Position Limits

Neither a Trading Participant (for its own account) nor a customer may hold an aggregate position in contract units on an Equity Option in excess of such number of contract units having shares of underlying stock equal to (a) 1 % or more of the number of all listed shares of the underlying stock, or (b) 0.7 % or more of the number of all listed shares of the underlying stock if the purchase and sales rate (annual trading volume / number of listed shares) of the underlying stock is less than 10 %.

Exercise by Holders

All Options are exercisable European-style and are exercisable only on their date of expiration. If the holder of an Equity Option wishes to exercise the right to buy or sell the underlying stock at the specified price, the holder should instruct its Trading Participant to ensure that an exercise notice is submitted to TSE. Equity Options will be exercised if an exercise notice is submitted to the Exchange. Odd-lot shares resulting from adjustments are settled in cash.

All exercise instructions must be given to a Trading Participant by its customers in accordance with the terms of their brokerage agreement, which is subject to certain minimum standards established by the Exchange. Customers must tender their exercise notices of Equity Options to Trading Participants no later than 3:45 p.m. on the last trading day. Trading Participants must ensure that exercise notices are submitted to the Exchange via computer no later than 4:45 p.m. on that day. In the event an Equity Option is in-the-money on its expiration date, the Option will be automatically exercised unless the Exchange receives a reject notice of the exercise from a Trading Participant. When a Non-Clearing Participant tenders an exercise notices to the Exchange, the Non-Clearing Participant is required to report such tender to its Designated Clearing Participant without delay. Settlement of exercise is by delivery of the underlying stock.

Allocation to Writers

On the day of its receipt of an exercise notice for an Equity Option (which includes an automatic exercise), the Exchange assigns an exercise notice at random to a Trading Participant that has written and has an open short position in Equity Options of the same series. An assigned Trading Participant in turn is required to use its predetermined fair method to assign the exercise to its writing customers. When a Non-Clearing Participant receives an exercise notice, the Non-Clearing Participant is required to report such receipt to its Designated Clearing Participant without delay. Exercised options and short positions in options to which exercise notices have been assigned are settled via the delivery of the appropriate amount of the underlying stock.

Delisting

If the Exchange delists a stock or changes the section of the market for a stock from the First Section to the Second Section, all Equity Options relating to such stock will be delisted on such day as the Exchange shall determine.

On the day TSE files an application with the Commissioner of Financial Services Agency for the Commissioner's required approval of the delisting of an Equity Option, TSE publicly announces its intention to delist such Equity Option, the prospective date of such delisting and the prospective last trading date for contracts on such Equity Options. TSE also publicly announces the receipt of such approval. Although there is no fixed interval between announcement of the filing of an application and such last trading date, it generally is more than two weeks.

Reasons for delisting a stock include, but are not limited to: merger, bankruptcy, corporate separation and the issuer becoming a subsidiary of another corporation. In the event an Equity Option is delisted, its expiration date is accelerated to the last day of trading of such Option. The Exchange generally will create a new series of Equity Options as the result of a delisting (*e.g.*, on the stock of the surviving corporation in a merger).

INDEX OPTION CONTRACTS--TOPIX

Calculation of the Index

TOPIX is a capitalization weighted stock price index composed of all First Section listed stocks and is calculated every sixty seconds throughout the trading day for stocks. TOPIX is equal to 100, times a fraction the denominator of which is the aggregate market value of all First Section listed stocks as at the close on January 4, 1968 ("Base Value"), and the numerator of which is the aggregate market value of all First Section listed stocks at the time of the computation ("Current Value"), rounding the result to two decimal places. The Base Value and the Current Value are each determined by multiplying the number of listed shares of each component stock of that value by the price of that component stock and totaling the products derived therefrom.

The Base Value is subject to adjustment, according to the same method of calculation, upon the happening of any of the following events: new listing (including movement from Second Section to First Section), delisting (including movement from First Section to Second Section), rights offering, public offering, private placement, merger, exercise of warrants, conversion of bonds or preferred stock into common stock and the purchase or retirement by a company of its own stock. No change in the Base Value would occur as a result of stock splits, recapitalization or a decrease in paid-in capital.

Contract Size (Unit of Trading)

Each TOPIX Option represents a notional value of ¥10,000 multiplied by TOPIX. Thus, for example, if TOPIX were 1,480.75, the underlying notional value of a contract would be ¥14,807,500. If a three month call option were sold at a premium of 30, the aggregate premium paid at the time of purchase by the call buyer would be ¥300,000.

Contract Months

The expiration date of any TOPIX Option is the second Friday of the contract month (or the preceding day if such Friday is a holiday). A new four-month option begins trading on the date the nearest contract month expires.

At any one time, there are four consecutive contract months of each class open, including the contract month in which such time occurs. Each TOPIX Option contract month trades for a period of approximately four months, with the last trading day being the business day before the second Friday of the contract month.

Exercise Prices

Upon opening a new contract month for TOPIX Options, the Exchange sets nine exercise prices for that contract month, at 25 point intervals, with four above and four below a "central" exercise price. The Exchange sets the central exercise price by rounding TOPIX at the close on the business day prior to the opening of that new contract month to the nearest integral multiple of 25. If such closing price of TOPIX is midway between two such multiples, the larger of the two is considered to be the nearest. For example, if TOPIX at the close on the business day prior to the opening of a new contract month is 1,537.50 points, then the central exercise price is 1,550 points. The exercise prices for the new contract month are therefore 1,650, 1,625, 1,600, 1,575, 1,550, 1,525, 1500, 1,475 and 1,450. New exercise prices may be added to a contract month to ensure that there are no fewer than three TOPIX Options "in-the-money" or "out-of-the money." The Exchange will not, however, add a new exercise price to a TOPIX Option on or after the first business day of the week in which the last trading day for such contract month falls.

Daily Price Limit

The Exchange sets daily price limits for TOPIX Options based on the price of TOPIX at the close of the preceding trading day, as set forth in the table below. For example, if TOPIX closed at 1,480, the daily price limit for TOPIX Options on the next trading day would be 100 points upward or downward. Bids and offers may not be made at a price above or below the daily price limit.

Previous Day's Closing Price of TOPIX	*Daily Limit of Price Fluctuation for TOPIX Options (Upward or Downward)*
Less than 2,000 points	100 points
Less than 3,000 points	150 points
Less than 4,000 points	200 points
4,000 or more points	250 points

Minimum Fluctuation in Bids and Offers

The price of TOPIX Options is quoted in points. One point equals ¥10,000. If the price of TOPIX Options is 5 points or less, the minimum price fluctuation is 0.1 points, or ¥1,000. If the price of TOPIX Options is more than 5 points, the minimum price fluctuation is 0.5 points, or ¥5,000.

Exercise

When exercising TOPIX Options, the customer holding a TOPIX Option directs its Trading Participant to exercise a desired number of specified options in accordance with the procedures of such Trading Participant. That Trading Participant must tender an exercise notice to the Exchange.

Customers must tender their notice of exercise to Trading Participants no later than 4:00 p.m. on the expiration day. Trading Participants must ensure that exercise notices are submitted to the Exchange via computer no later than 4:45 p.m. on that day. If at 4:45 p.m. on the expiration day an option is in-the-money the option is automatically exercised unless the Exchange receives a reject notice of the exercise from a Trading Participant. When a Non-Clearing Participant tenders an exercise notice to the Exchange, the Non-Clearing Participant is required to report such tender to its Designated Clearing Participant without delay.

Special Settlement Price of TOPIX

For exercise of TOPIX Options the exercise settlement value of such options is equal to the Special Settlement Price of TOPIX, which is computed on the basis of the opening prices of the component stocks of the index on the business day following the last trading day.

Allocation to Writers

On the day of its receipt of an exercise notice for a TOPIX Option (which includes an automatic exercise), the Exchange assigns an exercise notice at random to a Trading Participant that has written TOPIX Options of the same series. An assigned Trading Participant in turn is required to use its predetermined fair method to assign the exercise to its writing customers. When a Non-Clearing Participant receives an exercise notice , the Non-Clearing Participant is required to report such receipt to its Designated Clearing Participant without delay. Exercised options and short positions in options to which exercise notices have been assigned are settled via the payment by the assigned Trading Participant to TSE and via the payment by TSE to the exercising Trading Participant of the cash settlement amount (i.e., in the case of a call, the amount by which the exercise settlement value exceeds the exercise price of the option, or in the case of a put, the amount by which the exercise price of the option exceeds the exercise settlement value). However, if the Trading Participant is a Non-Clearing Participant, it pays or receives the cash through its Designated Clearing Participant, which in turn, pays the cash to or receives the cash from TSE.

INDEX OPTION CONTRACTS—S&P/TOPIX 150

Calculation of the Index

"S&P/TOPIX150" is calculated by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), and is a capitalization weighted stock price index composed of 150 highly liquid securities selected from each major sector of First Section listed stocks, and represents approximately 70% of the market value of the First Section. S&P/TOPIX 150 is calculated every 15 seconds throughout the trading hours for the component stocks.

To be eligible for inclusion in the S&P/TOPIX 150 index, stocks must be included in the TOPIX universe. Further, stocks are evaluated according to certain guidelines:

Domicile: A company must be incorporated in Japan or have its headquarters in Japan.
Size : Only larger companies, in terms of market value, are considered.
Liquidity: Only stocks that are actively and regularly traded are considered.

A guiding principle of Standard & Poors index management is to keep turnover among Index constituents to a minimum. Deletions may occur due to delistings, bankruptcies, spin-offs or failures to meet previously defined criteria for the Index. The most common reason for deleting stock from an S&P index is acquisition by another company. An Index addition generally will be made only if an Index vacancy is created by an Index deletion. Additions will be made according to their market size and liquidity, with a view to preserving section, regional, and country representation in the Index.

S&P/TOPIX150 is weighted by each constituent stock's listed market capitalization, which excludes the value of any shares owned by the Government of Japan (hereinafter referred to as "market capitalization"), adjusted to eliminate certain shareholdings that are not believed to be part of the investable market value available to investors. Accordingly, except in the case of issuers that are banks, the market capitalization of each stock is adjusted to exclude the value of the shares held by any shareholder named among the ten largest shareholders of the issuer disclosed in the issuer's Annual Securities Report, if that shareholder is not considered to be an active shareholder. Active shareholders include, among others, investment trusts, trust banks (shareholdings through customers' trust accounts), investment advisors, employee share ownership plans, securities finance companies and nominees. Issuers that are banks generally have significant cross-shareholdings, which do not actively trade. Because of the difficulty in ascertaining the amount of such cross-holdings, to take them and other large stockholdings into account, in the case of a bank, the issuer's market capitalization is adjusted by deducting a flat 60% of such capitalization. The percentage (after such adjustments) of the total market capitalization included for index calculation purposes is called the "Investable Weight Factor (IWF)", which is determined by TSE and Standard & Poor's. For each of the component stocks, IWF is subject to review once a year, although a merger or other major event that changes a stock's weight dramatically will be taken into account as it occurs.

S&P/TOPIX 150 is equal to 1,000 times a fraction, the denominator of which is the aggregate investable market value of 150 stocks as at the close on December 30, 1997 ("S&P/TOPIX 150 Base Value"), and the numerator of which is the aggregate investable market value of 150 stocks at the time of the computation ("S&P/TOPIX Current Value"), rounding the result to two decimal places. The S&P/TOPIX 150 Base Value and the S&P/TOPIX 150 Current Value are each determined by multiplying the number of listed shares outstanding of each component stock of that value, and the IWF of each component stock, by the price of that component stock and totaling the products derived therefrom.

The above-mentioned number of listed shares outstanding of each component stock will be updated on a quarterly basis (March, June, September, and December), except for such cases as stock splits (including stock dividends), rights offering and share changes of 5% or more due to other corporate events, in which cases share changes will be adjusted on the ex-date or effective date.

In order to maintain the sequence of index values, the S&P/TOPIX 150 Base Value is subject to adjustment upon the effective date of a change in a component stock. The S&P/TOPIX 150 Base Value also is subject to adjustment upon the happening of any of the following events: public offering, private placement, merger, exercise of warrants, conversion of bonds or preferred stock into common stock, purchase or retirement by a company of its own stock, rights offering and change of IWF. However, in the case of public offering, private placement, merger, exercise of warrants, conversion of bonds or preferred stock into common stock and the purchase or retirement by a company of its own stock, the S&P/TOPIX 150 Base Value will be adjusted on the effective date of such event only if the change of number of shares is 5% or more. If the change of number of shares is less than 5%, the change will be included in the next regular adjustment to the S&P/TOPIX 150 Base Value that is made on a quarterly basis. In the case of a rights offering, the change will be made on the ex-rights date. No change in the S&P/TOPIX 150 Base Value would occur as a result of a stock split (including a stock dividend), recapitalization or a decrease in paid-in capital because in each case, although the number of listed shares outstanding may be increased/decreased, no change will be made in the listed market value due to stock price changes.

Contract Size (Unit of Trading)

Each S&P/TOPIX 150 Option represents a notional value of ¥1,000 multiplied by S&P/TOPIX 150. Thus, for example, if S&P/TOPIX 150 were 1,383.75, the underlying notional value of a contract would be ¥1,383,750. If a three month call option were sold at a premium of 30, the aggregate premium paid at the time of purchase by the call buyer would be ¥30,000.

Contract Months

The expiration date of any S&P/TOPIX 150 Option is the second Friday of the contract month (or the preceding day if such Friday is a holiday). A new four-month option begins trading on the date the nearest contract month expires.

At any one time, there are four consecutive contract months of each class open, including the contract month in which such time occurs. Each S&P/TOPIX 150 Option contract month trades for a period of approximately four months, with the last trading day being the business day before the second Friday of the contract month.

Exercise Prices

Upon opening a new contract month for S&P/TOPIX 150 Options, the Exchange sets five exercise prices for that contract month, at 25 point intervals, with two above and two below a "central" exercise price. The Exchange sets the central exercise price by rounding S&P/TOPIX 150 at the close on the business day prior to the opening of that new contract month to the nearest integral multiple of 25. If such closing price of S&P/TOPIX 150 is midway between two such multiples, the larger of the two is considered to be the nearest. For example, if S&P/TOPIX 150 at the close on the business day prior to the opening of a new contract month is 1,383.75 points, then the central exercise price is 1,375 points. The exercise prices for the new contract month are therefore 1,425, 1,400, 1,375, 1,350 and 1,325. New exercise prices may be added to a contract month to ensure that there are no fewer than one S&P/TOPIX 150 Options "in-the-money" or "out-of-the money." The Exchange will not, however, add a new exercise price to a S&P/TOPIX 150 Option on or after the first business day of the week in which the last trading day for such contract month falls.

Daily Price Limit

The Exchange sets daily price limits for S&P/TOPIX 150 Options based on the price of S&P/TOPIX 150 at the close of the preceding trading day, as set forth in the table below. For example, if S&P/TOPIX 150 closed at 1,375, the daily price limit for S&P/TOPIX 150 Options on the next trading day would be 100 points upward or downward. Bids and offers may not be made at a price above or below the daily price limit.

Previous Day's Closing Price of S&P/TOPIX 150	*Daily Limit of Price Fluctuation for S&P/TOPIX 150 Options (Upward or Downward)*
Less than 2,000 points	100 points
Less than 3,000 points	150 points
Less than 4,000 points	200 points
4,000 or more points	250 points

Minimum Fluctuation in Bids and Offers

The price of S&P/TOPIX 150 Options is quoted in points. One point equals ¥1,000. If the price of S&P/TOPIX 150 Options is 5 points or less, the minimum price fluctuation is 0.1 points, or ¥100. If the price of S&P/TOPIX 150 Options is more than 5 points, the minimum price fluctuation is 0.5 points, or ¥500.

Exercise

When exercising S&P/TOPIX 150 Options, the customer holding an S&P/TOPIX 150 Option directs its Trading Participant to exercise a desired number of specified options in accordance with the procedures of such Trading Participant. That Trading Participant must tender an exercise notice to the Exchange.

Customers must tender their notice of exercise to Trading Participants no later than 4:00 p.m. on the expiration day. Trading Participants must ensure that exercise notices are submitted to the Exchange via computer no later than 4:45 p.m. on that day. If at 4:45 p.m. on the expiration day an option is in-the-money, the option is automatically exercised unless the Exchange receives a reject notice of the exercise from a Trading Participant. When a Non-Clearing Participant tenders an exercise notice to the Exchange, the Non-Clearing Participant is required to report such exercise to its Designated Clearing Participant without delay.

Special Settlement Price of S&P/TOPIX 150

For exercise of S&P/TOPIX 150 Options the exercise settlement value of such options is equal to the Special Settlement Price of S&P/TOPIX 150, which is computed on the basis of the opening prices of the component stocks of the index on the business day following the last trading day.

Allocation to Writers

On the day of its receipt of an exercise notice for an S&P/TOPIX 150 Option (which includes an automatic exercise), the Exchange assigns an exercise notice at random to a Trading Participant that has written S&P/TOPIX 150 Options of the same series. An assigned Trading Participant in turn is required to use its predetermined fair method to assign the exercise to its writing customers. When a Non-Clearing Participant receives an exercise notice, the Non-Clearing Participant is required to report such receipt to its Designated Clearing Participant without delay. Exercised options and short positions in options to which exercise notices have been assigned are settled via the payment by the assigned Trading Participant to TSE and via the payment by TSE to the exercising Trading Participant of the cash settlement amount (i.e., in case of a call, the amount by which the exercise settlement value exceeds the exercise price of the option, or in the case of a put, the amount by which the exercise price of the option exceeds the exercise settlement value). However, if the Trading Participant is a Non-Clearing Participant, it pays or receives the cash through its Designated Clearing Participant, which in turn pays the cash to or receives the cash from TSE.

TAXATION AND TRANSACTION COSTS

Before engaging in Equity Options and Index Options transactions, U.S. entities should consult their own tax advisors with respect to Japan and U.S. federal, state and local tax considerations relevant to them. The following discussion does not purport to be exhaustive or applicable to any particular circumstances, or to constitute tax advice.

Japan Taxes

Non-residents of Japan (as defined under the law of Japan) that do not have branches, agencies or other offices or permanent establishments in Japan are not subject to Japan income or other taxes in relation to the sale, transfer, settlement or lapse of Options.

U.S. Taxes

The following discussion is a general summary of possible United States federal income tax consequences to U.S. Holders (as defined below) of acquiring, holding and disposing of Equity Options or Index Options. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and certain judicial decisions, administrative pronouncements and U.S. Treasury regulations, changes to which could apply on a retroactive basis and affect the tax consequences described herein. The rules governing the United States federal income tax consequences of Option transactions are complex and depend on the taxpayer's particular situation. In this connection, this summary does not consider, among other things, (i) the federal income tax consequences relating to an Option that is part of a hedging transaction, (ii) the possible application of the "straddle" rules of the Code, (iii) an Option that is part of a "conversion transaction" within the meaning of Section 1258 of the Code, (iv) an option that is "constructively sold" within the meaning of Section 1259 of the Code, (v) the federal income tax consequences of selling an Option in a "short sale" within the meaning of Section 1233 of the Code or (vi) the tax consequences to other special classes of U.S. Holders, such as dealers in securities, U.S. Holders in whose hands the Options or the stock underlying the Options would not be a capital asset, tax exempt U.S. Holders, or U.S. Holders whose functional currency is not the U.S. dollar. Any one of these factors might substantially alter the tax consequences described below. Prospective U.S. Holders of Options are urged to consult their own tax advisors concerning United States federal, state and local and other tax consequences, in light of their own particular circumstances regarding Options.

As used herein, the term "U.S. Holder" means a holder or writer of the Options, as the case may be, that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Except upon receipt of stock pursuant to exercise of an Equity Option, a U.S. Holder may recognize capital gain or loss upon the sale, transfer, settlement or lapse of an Option in an amount equal to the difference between the amount realized from the sale, transfer, settlement or lapse (together with any premium received for writing the Option) and such U.S.

Holder's basis in the Option. If the opening transaction is a purchase of an Option, the capital gain or loss upon closing the transaction may be treated as long-term or short-term capital gain or loss depending on the length of time that the Option has been held. If the opening transaction is a sale of an Option, the capital gain or loss upon closing the transaction should generally be treated as short-term capital gain or loss regardless of how long the opening transaction remains open.

A U.S. Holder who receives stock pursuant to exercise of an Equity Option may not recognize gain or loss on such exercise but would be treated as having purchased such stock as of such exercise in exchange for the exercise price together with any premium paid for the Equity Option or less any premium received for entering into the Equity Option, as the case may be. Thus, the U.S. Holder's basis in the Equity Option may be added to the U.S. Holder's basis in the acquired stock. A U.S. Holder generally may recognize gain or loss on subsequent sale or exchange of the stock equal to the difference between its basis in the stock and the amount realized on sale or exchange of the stock. Such gain or loss may be treated as long-term or short-term capital gain or loss depending on the length of time that the stock has been held. The U.S. Holder's holding period in the stock would not include the U.S. Holder's holding period in the Equity Option.

Notwithstanding the foregoing, the tax consequences to U.S. Holders that hold Index Options may generally be different if the Index Options constitute "Section 1256 contracts" and, as a result, the "mark-to-market" rules of Section 1256 apply to such Index Options. Because there is in effect a designation by the Commodity Futures Trading Commission of a contract market for a contract based on TOPIX, TOPIX Options will constitute "Section 1256 contracts" and therefore may be subject to the "mark-to-market" rules as described below if TSE constitutes a "qualified board or exchange" within the meaning of Section 1256(g) of the Code. TSE would be considered to be such a "qualified board or exchange" only upon the determination of the Secretary of the Treasury. As of the date of this document, no such determination is in effect. Accordingly, the "mark-to-market" rules of Section 1256 of the Code do not currently apply to TOPIX Options.

It is possible, however, that the Secretary of the Treasury could, in the future, make such a determination. In such a case, Options acquired after such a determination (and possibly TOPIX Options acquired prior to such determination) would be subject to the "mark-to-market" rules of Section 1256 of the Code and a U.S. Holder of an unexercised TOPIX Option generally would be required to treat the TOPIX Option as if it were sold for its fair market value on the last business day of the taxable year during which the holder owned the TOPIX Option and to take account of the resulting gain or loss as 60 percent long-term and 40 percent short-term capital gain or loss. Under these rules, any gain or loss realized by a U.S. Holder upon the sale, transfer, settlement or lapse of TOPIX Option generally would be treated as 60 percent long-term and 40 percent short-term capital gain or loss.

The provisions of the Code governing transactions in foreign currency will apply with respect to the acquisition and disposition of Japanese yen in connection with purchasing and selling Options by U.S. Holders.

Transaction Costs

The transaction costs borne by investors include brokers' commissions, which reflect charges for opening and closing positions and for exercise of Options. The Exchange does not regulate commission rates, which are a matter to be negotiated between the Trading Participant and its customer. The Exchange charges its Trading Participants combined exchange and clearing fees, currently 0.015% of the contract premium for a trade in an Equity Option, 0.00075% of the trading value of the underlying stocks for the exercise of an Equity Option, 0.02% of the contract premium for a trade in an Index Option and 0.02% of the amount received or paid upon the cash settlement upon the exercise of an Index Option. The Exchange also charges its Clearing Participants a clearing fee equal to the fee that the Exchange pays the Japan Securities Depository Center ("JASDEC") (a foundation contributed to by securities companies, banks, stock exchanges, and others, which has been designated as a securities depository by the Minister of Justice and the Prime Minister) per minimum trading lot of the stock issued upon exercise, for the exercise of an Equity Option, and certain special dues (see "Default in Payments to TSE"). Clearing Participants customarily pass the foregoing charges on to their customers or the Non-Clearing Participants with which they have entered into Clearing Entrustment Agreements, which, in turn, may pass them on to their own customers.

CLEARING AND SETTLEMENT OF OPTIONS

The clearing and settlement of Options takes place through the Exchange's electronic clearing system in the context of clearing on the Exchange as a whole. The TSE itself acts as a clearing body. The clearing and settlement procedure for Options trading involves trade comparison, trade netting and settlement.

As noted above, a Trading Participant may, with the approval of TSE, acquire Clearing Qualification status and become a Clearing Participant. If it does not become a Clearing Participant it must settle its transactions through its Designated Clearing Participant. This is a Clearing Participant selected and designated, with the approval of the Exchange, by the Non-Clearing Participant to settle transactions for a particular category of trading in which the Non-Clearing Participant is qualified to trade and with whom the Non-Clearing Participant enters into a Clearing Entrustment Agreement. A Non-Clearing Participant makes a bid/offer in a security in its own name, and if a Non-Clearing Participant's bid/offer meets the conditions stipulated in TSE's Business Regulations, a transaction is effected in the market of TSE in the name of the Non-Clearing Participant's Designated Clearing Participant for the account of the Non-Clearing Participants ("Clearing-Entrusted Transaction"). The Designated Clearing Participant has the right to, and bears the responsibility for, the Clearing-Entrusted Transaction.

Clearing Participants may be qualified in one or more of the following categories of Clearing Participant and thereby become authorized to perform the functions indicated for such category or categories: "Cash Transaction Clearing Participant"-- qualified to settle transaction in securities and Equity Options; "Bond Futures Clearing Participant"--qualified to settle transactions in government bond futures contracts and option contracts thereon; and "Stock Index Futures Clearing Participant"-- qualified to settle transactions in stock index futures and Index Options contracts..

Clearing Participants are divided into two classes: "Principal Clearing Participant" and "Agency Clearing Participant". A Principal Clearing Participant is entitled to settle only its own transactions effected in the market of the Exchange. An "Agency Clearing Participant" is entitled to settle, in addition to its own transactions, those effected in the market of TSE by a Non-Clearing Participant that has entered into a Clearing Entrustment Agreement with the Clearing Participant.

A Clearing Participant must be a Trading Participant for each category of trading in which it is a Clearing Participant. A Trading Participant may be qualified as a Clearing Participant upon application to and approval by TSE. Before granting such approval TSE must be satisfied that the applicant maintains adequate administrative and operational capabilities for settlement, meets all the financial criteria for a Trading Participant and has net assets of at least Yen 2 billion in the case of a Principal Clearing Participant and Yen 20 billion in the case of an Agency Clearing Participant. TSE may suspend a Principal Clearing Participant if it fails to meet the minimum financial criteria required of a Trading Participant. An Agency Clearing Participant may be suspended from settling Non-Clearing Participants' transactions if its net assets fall below Yen 20 billion or its net capital requirements ratio is less than 200%.

As to all purchases or sales of Options, TSE is interposed on a principal-to-principal basis as the buyer to each Clearing Participant seller of an Option and seller to each Clearing Participant buyer of an Option. As principal, TSE in effect guarantees such trades to such Clearing Participants. TSE interposes as counter party between buying and selling Clearing Participants immediately after an Options trade takes place

Although TSE is solely responsible to Trading Participants for calculating margin and other amounts relating to the clearing and settlement of transactions executed at the Exchange market, TSE has delegated some of the mechanics of these functions to third parties pursuant to contract. The Exchange has entrusted the Tosho Computer System Co., Ltd. ("TCS"), an affiliate of TSE, with operating and maintaining the computer system used for calculating the relevant amounts and generating the necessary documents for clearing and settlement. The Exchange has entrusted the Japan Securities Clearing Corporation ("JSCC"), a wholly-owned subsidiary of TSE, with certain settlement tasks such as the delivery to Trading Participants of trade detail reports, assignment notices and other reports containing the calculation and tabulation of the settlement amounts to be paid or received by Trading Participants on a net basis which have been generated by TCS. While stocks underlying exercised Equity Options are delivered by book-entry through the Exchange's account at the JASDEC, money settlement is effected with the Exchange's account at either the Bank of Japan or settlement banks designated by the Exchange.

JASDEC, although fully responsible for the physical safekeeping, delivery and withdrawal of certificated stocks and for book-entry, has entrusted the operational aspect of these physical operations to JSCC. Thus, JSCC provides settlement services to TSE and custody services to JASDEC. Neither JSCC nor JASDEC becomes counter party to an Options transaction.

All Options trading is effected through CORES-FOP electronic display books, which permits trade reports to be automatically transmitted to Trading Participants upon execution of orders. When Trading Participants receive the trade reports from the Exchange, they compare them with their own internal records. Trade data is accumulated and compiled by TSE's clearing system for subsequent processing. Trading Participants are required to report to the Exchange any errors or discrepancies with their internal records.

All payments in connection with Equity Options, Index Options, other options and futures listed and traded on TSE having the same settlement date (except payments in connection with the exercise of Equity Options and settlement by physical delivery of Japanese Government Bond Futures) are netted and settled with TSE. The payment of funds in connection with the exercise of Equity Options is settled together with the settlement of the underlying stocks on a net basis.

Settlement of Premium Payments

For purchase and sale of Options, premium is payable by the paying Clearing Participant by 1:00 p.m. and receivable by the receiving Clearing Participant at 2:45 p.m. on the business day following the date of the trade (T). By 9:00 a.m. on T + 1, the Exchange delivers to each Clearing Participant a list of trades recorded for that Clearing Participant and, that morning, post-trade data is compiled in accounting formats for settlement. The Exchange provides net settlement instructions for each net-selling and net-buying Clearing Participant, notifying each of its receipt or payment amount. Payment and receipt of premium also is carried out on T+1 by account transfer at the Bank of Japan or settlement banks designated by the Exchange. A Non-Clearing Participant that is required to pay premium must do so by the time specified by its Designated Clearing Participant, which is on or before 1:00 p.m. on the business day following the transaction.

Settlement of Options by Offset

An Option position may be settled either by offset or by exercise. If a Trading Participant effects a transaction for an offsetting purpose, that Trading Participant must report the transaction to the Exchange. The Exchange in turn, will subtract the reported amount of the contract from the open long and/or short positions of the Trading Participant if it is a Clearing Participant or from its Designated Clearing Participant if it is a Non-Clearing Participant. Reports of closing sales or purchase are made by 4:45 p.m. (by 12:45 p.m. on a half-day holiday) on the day of a transaction. When a Non-Clearing Participant reports a closing sales or purchase to the Exchange, the Non-Clearing Participant also is required to report the transaction to its Designated Clearing Participant without delay.

Settlement of Equity Options on Exercise

An Equity Option settled by exercise is settled by 2:45 p.m. on the fourth business day following the day of exercise, except that options exercised the business day prior to the date when the underlying stock goes ex-dividend or ex-rights is settled on the third business day following exercise. A customer who purchases or sells a stock as a result of an exercise must deliver cash or stock certificates, as the case may be, to its Trading Participant by 9:00 a.m. on the fourth business day (or third business day for ex-divided or ex-rights) following the day of exercise. Virtually all deliveries of stock upon exercise of Equity Options are accomplished through book-entry at JASDEC. A customer may receive physical delivery of certificates for stock held for its account by a Trading Participant by so requesting them through such Trading Participant, which will, in turn, execute appropriate instructions to JASDEC, if it is a member of JASDEC or, if it is not a member, through a member.

The payment or receipt of cash or stock between Clearing Participant and TSE is accomplished by totaling the settlements of ordinary market transactions of the underlying stock having the same settlement date. Funds settlement is handled through the Bank of Japan or settlement banks designated by the Exchange, and stock is handled through JASDEC pursuant to the Exchange's instructions. Payment of funds to TSE from paying Clearing Participants exercising Equity Options is due by 2:15 p.m. on the settlement date and payment of funds from TSE to receiving Clearing Participants is made at 2:45 p.m. Delivery of stock to TSE from delivering Clearing Participants upon exercise of Equity Options is due by 1:00 p.m. on the settlement date and delivery of stock by TSE to receiving Clearing Participants is made by 2:15 p.m. TSE, in its discretion, may make delivery of stock to a receiving Clearing Participant earlier than 2:45 p.m. after taking into account any funds paid to TSE by the receiving Clearing Participant, any securities delivered to TSE by the receiving Clearing Participant to settle other transactions, and any collateral of the receiving Clearing Participant held by TSE.

The settlement of odd-lot shares--resulting from Equity Option exercises when such option is adjusted because of stock splits and similar events--is accomplished by payment in cash of an amount equal to the difference between the exercise price and the closing price on the day of exercise (including the last special quote), multiplied by the number of odd-lot shares of the underlying stock.

Settlement of Index Options on Exercise

An Index Option settled by exercise is settled in cash on the business day following the day of exercise. See page 16 under "**INDEX OPTION CONTRACTS – TOPIX**." See page 20 under "**INDEX OPTION CONTRACTS – S&P/TOPIX 150**."

TSE SAFEGUARDS WITH RESPECT TO OPTIONS TRADING

As counter party to all Clearing Participants buying or selling Options, TSE reduces the scope of counter party risk to Clearing Participants who engage in Option transactions. As counter party, TSE is legally and ultimately responsible to such Clearing Participants for the performance of all Options, including any delivery contracts resulting from their exercise. There is no contractual link between TSE and a Non-Clearing Participant or any customer of a Clearing Participant or of a Non-Clearing Participant, except that the customer has the right to claim the return of any of its margin deposited to TSE through a Clearing Participant in case of the suspension of qualification for trading of its executing Trading Participant or for clearing entrustment of the settling Trading Participant.

The Exchange has established comprehensive margining and risk management procedures designed to ensure that adequate margin is held to ensure settlement of Options transactions and to cover defaults by Trading Participants. In addition, the Exchange has created certain default reserves applicable to Clearing Participants' Option contracts. The TSE's procedures are designed so that for every outstanding Option for which there is a buyer there is a writer of an Option of the same series who has undertaken to perform the writer's obligations in the event that an exercise is assigned to such writer.

Segregation of Trading Participants' Accounts

The Exchange requires Trading Participants to maintain separate principal and customer accounts for open positions. Trading Participants are required to segregate any funds held as client's margin from their own funds and assets. On the bankruptcy or insolvency of a Trading Participant, the Exchange's Trading Participant Regulations provide that the Exchange may suspend trading of such Trading Participant and may cause that Trading Participant to close out or transfer to other Trading Participants any unsettled positions.

Trading Participants' Margin Deposits

Each Trading Participant is required to deposit and maintain margin with the Exchange with respect to each Option for which it represents the writer. Such margin is calculated, collected and held by the Exchange in segregated accounts at designated banks in the case of cash, at the Exchange in the case of physical securities, and at depositaries in the case of book entry securities. Initial margin and any deficiency in margin resulting from marking writers' positions to market are may be deposited by Trading Participants in cash or securities. Any securities deposited as margin are marked to the market every day. If the value of the margin deposited by a Trading Participant is less than the required amount of margin, such Trading Participant must deposit additional margin with the Exchange in cash or securities equal in value to the deficiency. If the Trading Participant is not a Clearing Participant, it deposits margin with the Exchange through its Designated Clearing Participant.

The margin required of Trading Participants and their customers is calculated under Exchange rules using the SPAN ®(Standard Portfolio Analysis of Risk)[5] system developed by Chicago Mercantile Exchange, which takes into account risks associated with the derivatives portfolio of such Trading Participants or their customers. Margin requirement for the portfolio is the largest loss identified under various market conditions that might reasonably occur, taking into account risk offsets within the portfolio. The objective of SPAN as operated by TSE is to identify overall risk in a complete portfolio of TSE futures and options derivative instruments. The program treats such futures and options uniformly, while at the same time recognizing the unique exposures associated with options portfolios. In addition, the program recognizes both inter-month and inter-instruments risk relationships.

---

[5] SPAN ® is a registered trademark of the Chicago Mercantile Exchange, used herein under license. The Chicago Mercantile Exchange assumes no liability in connection with the use of SPAN ® by any person or entity.

Because SPAN is used to determine margin requirements, its overriding objective is to determine the largest loss that a portfolio might reasonably be expected to suffer from one day to the next. The TSE determines what is considered a "reasonable" one-day loss, and sets the basic SPAN parameters accordingly.

In standard pricing models, three factors most directly affect the value of an option at a given point in time: underlying market prices; volatility (variability) of underlying instruments; and time to expiration. As these factors change, so too will the value of futures and options maintained within a portfolio. SPAN constructs scenarios of changing underlying prices and volatilities in order to identify the largest loss a portfolio might suffer from one day to the next. It then sets the margin requirement at a level sufficient to cover this one-day loss.

TSE calculates risk parameters daily with respect to portfolios of its Trading Participants and for their use with respect to their customers. SPAN is designed for maximum efficiency of both programming and execution. It achieves this efficiency partly because many of its more complex calculations (e.g. the pricing of options) are executed by TSE. The results of these calculations are called risk arrays. Risk arrays, and other necessary data inputs to the SPAN calculation, are then packaged into a file called a SPAN risk parameter file. This file is then provided to Trading Participants on a daily basis. Trading Participants then use the data contained in the risk parameter files, together with their specific portfolios, to determine SPAN margin requirements.

Trading Participants must respond to calls for additional margin before 12:00 noon on the business day following the day on which a deficiency in margin arises. A Non-Clearing Participant is required to deposit the necessary margin with its Designated Clearing Participant by a time designated by the Designated Clearing Participant that is before 12:00 noon so that the Designated Clearing Participant may deposit the margin with the Exchange by the required time. Clearing Participants shall, when deemed necessary by TSE, deposit securities and cash with TSE as an emergency margin by 4:00 p.m. on the day on which a deficiency in margin arises if there has been an extreme movement in the market during the morning session on that day.

Margin deposited by a Trading Participant may be applied only to the obligations of that Trading Participant and may not be applied to the obligations of other Trading Participants.

The TSE's Lien and Set-off Rights Against Trading Participants

TSE has a lien on, and set-off right against, all securities, margin deposits, funds and other assets maintained in the accounts of Trading Participants with TSE, including amounts, if any, in excess of the margin required of that Trading Participant at the time of any default by such Trading Participant in its obligations to TSE or its Trading Participants. In the event a Trading Participant does not perform its obligations, these assets may be sold or converted to cash, in which case such cash or proceeds is applied to the performance of such obligations.

Customers' Margin Deposits

To ensure market security, Trading Participants receiving orders from customers are obligated to require those customers to deposit and maintain, at all times, sufficient margin in cash or securities to cover Options positions with respect to which they are writers, using the same SPAN margin methodology as applied to such Trading Participants. The customer must respond to a call for additional margin by a time designated by its Trading Participant which is on or before the second business day (or the first business day, if such customer is a resident of Japan) following the day on which a deficiency in margin arises, failing which the Trading Participant may liquidate such customer's position.

Buyers of Options are required to pay premiums in full upon purchase of Options. Hence the holders of positions consisting solely of buy Options (calls or puts) are not subject to calls for margin deposits.

Before concluding transactions with respect to Options, investors are urged to discuss and confirm their understanding of margin requirements with their brokers.

TSE has no responsibility for settlements between any intermediary (including a Trading Participant) and its customers, or for the funds or securities of a customer that are held by such intermediary. However, each Trading Participant guarantees the final settlement of its customers' TSE transactions.

Trading Participants are subject to segregation requirements, according to which the assets deposited by their customers and such customers' positions must be segregated from Trading Participants' own assets and positions in individualized accounts. Ordinarily, cash and securities deposited by customers with Trading Participants as margin will be redeposited by such Trading Participants with the Exchange. This segregation procedure enables TSE to identify the customer positions of any defaulting Trading Participant (and corresponding margin deposits)..

When a defaulting Trading Participant is suspended (the " Suspended Trading Participant"), TSE may allow the transfer of the unsettled positions of its customers ("Transfer") to other designated Trading Participants (each, a "Transferee") or have other designated Trading Participants (each, an "Executing Participant") close out or exercise, to the extent otherwise exercisable, their unsettled positions (each, an "Account Closeout"). The Suspended Trading Participant is required to notify its customers of its suspension.

A Transfer will occur if, by a time specified by TSE, the customer files with the Transferee an application for Transfer and the Transferee submits to TSE a notice of approval of the Transfer ("Approval"). If the customer wishes an Account Closeout it must so instruct the Suspended Trading Participant and TSE must receive written proof of such instructions ("Proof") from the Suspended Trading Participant by a time specified by TSE. If the Approval or the Proof, as the case may be, is not received on a timely basis, TSE may cause an Account Closeout (a "Mandated Account Closeout").

In the case of a Transfer, the customer's clearing margin on deposit with TSE as part of the aggregate customers' margin of the Suspended Trading Participant on deposit with TSE, to the extent identifiable to such customer, is deemed deposited with TSE on the date of Transfer as part of the aggregate customers' margin of the Transferee on deposit with TSE. In the event of a Transfer the customer may claim such clearing margin only from the Transferee. In the case of an Account Closeout or a Mandated Account Closeout, the customer may claim such margin directly from TSE. In the case of a Transfer or Account Closeout or Mandated Account Closeout, if TSE so determines, securities deposited as margin by the customer may be liquidated and the net cash proceeds held as replacement deposit. If the customer wishes to exercise its right to claim return of its margin with respect to Account Closeout or Mandated Account Closeout positions in Options directly from TSE, it must report the matters TSE deems necessary on or after the day when repurchase or exercise is made for the unsettled Options.

Default in Payments to TSE

If a Clearing Participant defaults in the payment to TSE of its liabilities on its Options contracts and if the applicable margin and other amounts which have been deposited with the Exchange by the defaulting Clearing Participant are insufficient to cover such liabilities and TSE incurs a loss due to such defaults, TSE may recover the loss so incurred for each Clearing Qualification category in which the failed Clearing Participant was qualified by applying against such loss: the failed Clearing Participant's margin deposit; the failed Clearing Participants deposits to the Clearing Fund; the failed Clearing Participant's Participant Bond; and the failed Clearing Participant's other deposits with TSE. TSE also may recover any unsatisfied loss for each such Clearing Qualification category by allocating TSE's Default Compensation Reserve to each such category in proportion to the amount of the unsatisfied loss in each such category. Any loss to TSE, which is not satisfied by the above, will be borne by TSE up to the amount of its shareholder's equity (after distribution of net profit or disposition of loss) as of the end of its previous business year less paid-in capital, legal reserves and Default Compensation Reserve Fund. If the loss to TSE still is not satisfied by all of the foregoing, TSE may recover such unsatisfied loss by collecting a Special Clearing Charge from Clearing Participants, other than the failed Clearing Participant, that belong to each Clearing Qualification category for which TSE incurs an unsatisfied loss. If a loss satisfied by Special Clearing Charges is thereafter recovered by TSE, the amount of the recovery will be returned to the Clearing Participants that have borne such Charges, in proportion to, and up to, the amounts they have borne.

Entities must meet certain criteria of the Exchange in order to be accepted as Trading Participants. These criteria include minimum capitalization and financial soundness thresholds. Trading Participants are subject to regular audits by the Exchange, and are required to provide monthly financial statements.

Exchange Regulatory Measures

In market emergencies, the Exchange may take such action as it deems necessary to maintain a fair and orderly market, including, but not limited to, reduction of the permitted daily price limit, advancing the time for margin payments, raising margins for Trading Participants or their customers and increasing or introducing a mandatory cash element, reduction of the "haircut" on securities pledged to cover margins, restriction or suspension of trading by an individual Trading Participant, or limiting the total permitted size of open positions for Options contracts.

Appendix 1

TSE Holiday Schedule

2002

Jan. 1	New Year's Day
Jan. 2	New Year's Day
Jan. 3	New Year's Day
Jan. 4	First business day of the year (half day trading)
Jan. 14	Coming-of-Age Day
Feb. 11	National Foundation Day
Mar. 21	Vernal Equinox Day
Apr. 29	Green Day
Apr. 30	National Holiday
May 3	Constitution Day
May 4	National Holiday
May 5	Children's Day
May 6	National Holiday
Jul. 20	Marine Day
Sep. 15	Respect-for-the Aged Day
Sep. 23	Autumnal Equinox Day
Oct. 14	Health-Sports Day
Nov. 3	Culture Day
Nov. 4	National Holiday
Nov. 23	Labor Thanksgiving Day
Dec. 23	Emperor's Birthday
Dec. 30	Last business day of the year (half day trading)
Dec. 31	New Year's Eve

2003

Jan. 1	New Year's Day
Jan. 2	New Year's Day
Jan. 3	New Year's Day
Jan. 6	First business day of the year (half day trading)
Jan. 13	Coming-of-Age Day
Feb. 11	National Foundation Day
Mar. 21	Vernal Equinox Day
Apr. 29	Green Day
May 3	Constitution Day
May 4	National Holiday
May 5	Children's Day
Jul. 21	Marine Day
Sep. 15	Respect-for-the Aged Day
Sep. 23	Autumnal Equinox Day
Oct. 13	Health-Sports Day
Nov. 3	Culture Day

Nov. 23	Labor Thanksgiving Day
Nov. 24	National Holiday
Dec. 23	Emperor's Birthday
Dec. 30	Last business day of the year (half day trading)
Dec. 31	New Year's Eve

* 2003 schedule may be corrected due to changes of national holidays.

Appendix 2

Exercise Price Intervals
for Equity Options

Underlying Stock Price			Interval
	Less than	¥500	¥25
¥500	but less than	¥1,000	¥50
¥1,000	but less than	¥2,000	¥100
¥2,000	but less than	¥5,000	¥200
¥5,000	but less than	¥10,000	¥500
¥10,000	but less than	¥50,000	¥1,000
¥50,000	but less than	¥100,000	¥2,500
¥100,000	but less than	¥200,000	¥10,000
¥200,000	but less than	¥500,000	¥20,000
¥500,000	but less than	¥1,000,000	¥50,000
¥1,000,000	but less than	¥2,000,000	¥100,000
¥2,000,000	but less than	¥5,000,000	¥200,000
¥5,000,000	but less than	¥10,000,000	¥500,000
¥10,000,000	but less than	¥20,000,000	¥1,000,000
¥20,000,000	but less than	¥50,000,000	¥2,000,000
¥50,000,000	or more		¥5,000,000

APPENDIX A

Table I Detailed Information on the Composition of S&P/TOPIX150

(As of Apr. 27, 2001)

	Ticker	Stock Name	GICS	Share Cum	IWF	Day Close	Market Cap (Yen)	Adj Mkt Cap (Yen)	Weight by Adj Mkt Cap	Usd Mkt Cap	Usd Adj Mkt Cap
1	7203	TOYOTA MOTOR CORPORATION	Consumer Discretionary	3,743,994,092	0.67	4,110	15,387,815,718,120	10,309,836,531,140	5.96%	124,085,281,172	83,137,138,385
2	9437	NTT DoCoMo,Inc.	Telecommunication Services	10,036,000	0.33	2,540,000	25,491,440,000,000	8,412,175,200,000	4.86%	205,559,551,649	67,834,652,044
3	6758	SONY CORPORATION	Consumer Discretionary	916,671,464	0.92	9,240	8,470,044,327,360	7,792,440,781,171	4.51%	68,301,300,922	62,837,196,848
4	9432	NIPPON TELEGRAPH AND TELEPHONE CORPORATION	Telecommunication Services	8,730,590	0.99	785,000	6,853,513,150,000	6,784,978,018,500	3.92%	55,265,810,419	54,713,152,314
5	8604	The Nomura Securities Co.,Ltd.	Financials	1,962,977,841	0.89	2,610	5,123,372,165,010	4,559,801,226,859	2.64%	41,314,185,671	36,769,625,247
6	4502	Takeda Chemical Industries,Ltd.	Health Care	889,272,395	0.76	5,960	5,300,063,474,200	4,028,048,240,392	2.33%	42,739,000,679	32,481,640,516
7	7751	CANON INC.	Information Technology	875,642,387	0.86	4,850	4,246,865,576,950	3,652,304,396,177	2.11%	34,246,154,157	29,451,692,575
8	6752	Matsushita Electric Industrial Co.,Ltd.	Consumer Discretionary	2,079,562,861	0.80	2,060	4,283,899,493,660	3,427,119,594,928	1.98%	34,544,790,692	27,635,832,553
9	6501	Hitachi,Ltd.	Information Technology	3,337,931,857	0.83	1,198	3,998,842,364,686	3,319,039,162,689	1.92%	32,246,128,253	26,764,286,450
10	9501	The Tokyo Electric Power Company,Incorporated	Utilities	1,352,867,531	0.81	2,950	3,990,959,216,450	3,232,676,965,325	1.87%	32,182,559,604	26,067,873,279
11	7267	HONDA MOTOR CO.,LTD.	Consumer Discretionary	974,414,215	0.66	4,970	4,842,838,648,550	3,196,273,508,043	1.85%	39,052,001,037	25,774,320,684
12	6701	NEC Corporation	Information Technology	1,644,463,947	0.85	2,255	3,708,266,200,485	3,152,026,270,412	1.82%	29,902,981,055	25,417,516,897
13	8306	Mitsubishi Tokyo Financial Group	Financials	5,742,467	0.40	1,260,000	7,235,508,420,000	2,894,203,368,000	1.67%	58,346,169,019	23,338,467,607
14	8305	Mizuho Holdings, Inc.	Financials	9,205,857	0.40	761,000	7,005,657,177,000	2,802,262,870,800	1.62%	56,492,679,437	22,597,071,775
15	8318	Sumitomo Mitsui Banking Corporation	Financials	5,611,908,868	0.40	1,154	6,476,142,833,672	2,590,457,133,469	1.50%	52,222,746,824	20,889,098,730
16	6702	FUJITSU LIMITED	Information Technology	1,977,217,339	0.74	1,700	3,361,269,476,300	2,487,339,412,462	1.44%	27,104,826,033	20,057,571,264
17	6502	TOSHIBA CORPORATION	Information Technology	3,219,014,736	0.83	811	2,610,620,950,896	2,166,815,389,244	1.25%	21,051,697,048	17,472,908,550
18	6963	ROHM COMPANY LIMITED	Information Technology	118,612,364	0.86	21,210	2,515,768,240,440	2,163,560,686,778	1.25%	20,286,817,518	17,446,663,066
19	4901	Fuji Photo Film Co.,Ltd.	Consumer Discretionary	514,625,728	0.82	4,980	2,562,836,125,440	2,101,525,622,861	1.22%	20,666,366,627	16,946,420,634
20	6981	MURATA MANUFACTURING COMPANY,LTD.	Information Technology	241,919,279	0.82	10,410	2,518,379,694,390	2,065,071,349,400	1.19%	20,307,875,933	16,652,458,265
21	9020	East Japan Railway Company	Industrials	4,000,000	0.72	688,000	2,752,000,000,000	1,981,440,000,000	1.15%	22,191,758,729	15,978,066,285
22	8264	Ito-Yokado Co.,Ltd.	Consumer Discretionary	418,072,920	0.68	6,890	2,880,522,418,800	1,958,755,244,784	1.13%	23,228,146,269	15,795,139,463
23	8183	SEVEN-ELEVEN JAPAN CO.,LTD.	Consumer Staples	832,889,984	0.38	6,010	5,005,668,803,840	1,902,154,145,459	1.10%	40,365,041,560	15,338,715,793
24	6971	KYOCERA CORPORATION	Information Technology	190,318,300	0.83	11,810	2,247,659,123,000	1,865,557,072,090	1.08%	18,124,821,571	15,043,601,904
25	7974	Nintendo Co.,Ltd.	Consumer Discretionary	141,669,000	0.64	19,800	2,805,046,200,000	1,795,229,568,000	1.04%	22,619,516,168	14,476,490,348
26	8307	UFJ Holdings	Financials	4,727,029	0.40	889,000	4,202,328,781,000	1,680,931,512,400	0.97%	33,887,015,410	13,554,806,164
27	8751	The Tokio Marine and Fire Insurance Company,Limited	Financials	1,549,692,481	0.83	1,300	2,014,600,225,300	1,672,118,186,999	0.97%	16,245,465,892	13,483,736,691
28	8601	Daiwa Securities Group Inc.	Financials	1,331,735,258	0.89	1,400	1,864,429,361,200	1,659,342,131,468	0.96%	15,034,508,195	13,380,712,293
29	7201	NISSAN MOTOR CO.,LTD.	Consumer Discretionary	3,977,293,751	0.49	847	3,368,767,807,097	1,650,696,225,478	0.95%	27,165,291,566	13,310,992,867
30	4452	Kao Corporation	Consumer Staples	613,461,683	0.85	3,140	1,926,269,684,620	1,637,329,231,927	0.95%	15,533,180,265	13,203,203,225
31	4063	Shin-Etsu Chemical Co.,Ltd.	Materials	422,540,272	0.75	4,960	2,095,799,749,120	1,571,849,811,840	0.91%	16,900,247,957	12,675,185,968
32	7011	Mitsubishi Heavy Industries,Ltd.	Industrials	3,373,027,622	0.87	505	1,703,378,949,110	1,481,939,685,726	0.86%	13,735,819,282	11,950,162,775
33	9735	SECOM CO.,LTD.	Industrials	233,099,370	0.82	7,500	1,748,245,275,000	1,433,561,125,500	0.83%	14,097,615,313	11,560,044,557
34	8603	The Nikko Securities Co.,Ltd.	Financials	1,844,522,937	0.71	1,050	1,936,749,083,850	1,375,091,849,534	0.80%	15,617,684,734	11,088,556,161
35	9503	The Kansai Electric Power Company,Incorporated	Utilities	978,639,031	0.72	1,949	1,907,367,471,419	1,373,304,579,422	0.79%	15,380,755,354	11,074,143,855
36	6503	Mitsubishi Electric Corporation	Industrials	2,147,201,551	0.85	740	1,588,929,147,740	1,350,589,775,579	0.78%	12,812,911,441	10,890,974,724
37	5401	NIPPON STEEL CORPORATION	Materials	6,806,980,977	0.83	228	1,551,991,662,756	1,288,153,080,087	0.74%	12,515,052,518	10,387,493,590
38	6753	Sharp Corporation	Consumer Discretionary	1,126,630,288	0.67	1,699	1,914,144,859,312	1,282,477,055,739	0.74%	15,435,407,300	10,341,722,891
39	7752	RICOH COMPANY,LTD.	Information Technology	692,714,555	0.79	2,315	1,603,634,194,825	1,266,871,013,912	0.73%	12,931,490,967	10,215,877,864
40	8035	Tokyo Electron Limited	Information Technology	175,689,682	0.78	9,000	1,581,207,138,000	1,233,341,567,640	0.71%	12,750,642,190	9,945,500,908
41	9502	Chubu Electric Power Company,Incorporated	Utilities	736,852,360	0.74	2,240	1,650,549,286,400	1,221,406,471,936	0.71%	13,309,807,970	9,849,257,898
42	8802	Mitsubishi Estate Company,Limited	Financials	1,299,185,054	0.73	1,249	1,622,682,132,446	1,184,557,956,686	0.69%	13,085,090,980	9,552,116,415
43	6764	SANYO ELECTRIC CO.,LTD.	Consumer Discretionary	1,872,333,101	0.80	764	1,430,462,489,164	1,144,369,991,331	0.66%	11,535,057,569	9,228,046,055
44	4503	Yamanouchi Pharmaceutical Co.,Ltd.	Health Care	361,150,865	0.84	3,420	1,235,135,958,300	1,037,514,204,972	0.60%	9,959,970,634	8,366,375,332
45	9064	YAMATO TRANSPORT CO.,LTD.	Industrials	456,881,497	0.84	2,640	1,206,167,152,080	1,013,180,407,747	0.59%	9,726,370,068	8,170,150,857
46	8058	Mitsubishi Corporation	Industrials	1,567,175,508	0.69	930	1,457,473,222,440	1,005,656,523,484	0.58%	11,752,868,498	8,109,479,264
47	7912	DAI NIPPON PRINTING CO.,LTD.	Industrials	759,480,693	0.78	1,679	1,275,168,083,547	994,631,105,167	0.58%	10,282,784,320	8,020,571,770
48	9613	NTT DATA CORPORATION	Information Technology	2,805,000	0.44	798,000	2,238,390,000,000	984,891,600,000	0.57%	18,050,076,607	7,942,033,707
49	6902	DENSO CORPORATION	Consumer Discretionary	914,275,229	0.44	2,425	2,217,117,430,325	975,531,669,343	0.56%	17,878,537,459	7,866,556,482
50	5108	BRIDGESTONE CORPORATION	Consumer Discretionary	861,245,547	0.78	1,423	1,225,552,413,381	955,930,882,437	0.55%	9,882,690,214	7,708,498,367
51	9984	SOFTBANK CORP.	Information Technology	336,647,123	0.60	4,700	1,582,241,478,100	949,344,886,860	0.55%	12,758,982,970	7,655,389,782
52	4501	SANKYO COMPANY,LIMITED	Health Care	454,833,343	0.80	2,580	1,173,470,024,940	938,776,019,952	0.54%	9,462,704,822	7,570,163,857
53	6857	ADVANTEST CORPORATION	Information Technology	99,730,838	0.65	14,170	1,413,185,974,460	918,570,883,399	0.53%	11,395,742,073	7,407,232,347
54	5802	Sumitomo Electric Industries,Ltd.	Industrials	749,477,234	0.80	1,528	1,145,201,213,552	916,160,970,842	0.53%	9,234,748,920	7,387,799,136

55	2503	KIRIN BREWERY COMPANY,LIMITED	Consumer Staples	984,508,387	0.75	1,189	1,170,580,472,143	877,935,354,107	0.51%	9,439,403,856	7,079,552,892
56	5001	NIPPON MITSUBISHI OIL CORPORATION	Energy	1,469,303,871	0.83	719	1,056,429,483,249	876,836,471,097	0.51%	8,518,905,598	7,070,691,647
57	8801	Mitsui Fudosan Co.,Ltd.	Financials	812,560,001	0.87	1,225	995,386,001,225	865,985,821,066	0.50%	8,026,659,150	6,983,193,461
58	8031	MITSUI & CO.,LTD.	Industrials	1,583,674,837	0.76	706	1,118,074,434,922	849,736,570,541	0.49%	9,016,002,217	6,852,161,685
59	6954	FANUC LTD.	Industrials	239,508,317	0.51	6,910	1,655,002,470,470	844,051,259,940	0.49%	13,345,717,849	6,806,316,103
60	9022	Central Japan Railway Company	Industrials	2,240,000	0.47	777,000	1,740,480,000,000	818,025,600,000	0.47%	14,034,997,178	6,596,448,673
61	6762	TDK Corporation	Information Technology	133,189,659	0.83	7,180	956,301,751,620	793,730,453,845	0.46%	7,711,489,006	6,400,535,875
62	8267	JUSCO CO.,LTD.	Consumer Discretionary	326,601,673	0.77	3,090	1,009,199,169,570	777,083,360,569	0.45%	8,138,046,686	6,266,295,948
63	6273	SMC CORPORATION	Industrials	71,590,939	0.74	14,650	1,048,807,256,350	776,117,369,699	0.45%	8,457,440,983	6,258,506,328
64	5801	The Furukawa Electric Co.,Ltd.	Industrials	654,558,020	0.79	1,475	965,473,079,500	762,723,732,805	0.44%	7,785,445,363	6,150,501,837
65	5201	Asahi Glass Company,Limited	Industrials	1,175,242,497	0.61	1,060	1,245,757,046,820	759,911,798,560	0.44%	10,045,617,666	6,127,826,777
66	8591	ORIX CORPORATION	Financials	82,388,025	0.85	10,790	888,966,789,750	755,621,771,288	0.44%	7,168,508,909	6,093,232,572
67	9531	TOKYO GAS CO.,LTD.	Utilities	2,810,012,006	0.77	347	975,074,166,082	750,807,107,883	0.43%	7,862,867,237	6,054,407,773
68	4005	SUMITOMO CHEMICAL COMPANY,LIMITED	Materials	1,655,446,177	0.67	660	1,092,594,476,820	732,038,299,469	0.42%	8,810,535,254	5,903,058,620
69	7741	HOYA CORPORATION	Health Care	116,124,405	0.77	8,100	940,607,680,500	724,267,913,985	0.42%	7,584,934,122	5,840,399,274
70	6861	KEYENCE CORPORATION	Information Technology	41,528,531	0.64	26,900	1,117,117,483,900	714,955,189,696	0.41%	9,008,285,492	5,765,302,715
71	3407	ASAHI CHEMICAL INDUSTRY CO.,LTD.	Materials	1,442,616,332	0.77	636	917,503,987,152	706,478,070,107	0.41%	7,398,629,039	5,696,944,360
72	8564	TAKEFUJI CORPORATION	Financials	147,295,200	0.49	9,680	1,425,817,536,000	698,650,592,640	0.40%	11,497,601,290	5,633,824,632
73	9404	Nippon Television Network Corporation	Consumer Discretionary	25,364,548	0.69	39,800	1,009,509,010,400	696,561,217,176	0.40%	8,140,545,201	5,616,976,189
74	4523	Eisai Co.,Ltd.	Health Care	296,452,988	0.74	3,170	939,755,971,960	695,419,419,250	0.40%	7,578,066,059	5,607,768,884
75	7911	TOPPAN PRINTING CO.,LTD.	Consumer Discretionary	699,411,267	0.83	1,185	828,802,351,395	687,905,951,658	0.40%	6,683,350,951	5,547,181,289
76	8053	SUMITOMO CORPORATION (SUMITOMO SHOJI KAISHA,LTD.)	Industrials	1,064,462,662	0.70	912	970,789,947,744	679,552,963,421	0.39%	7,828,319,875	5,479,823,913
77	9021	West Japan Railway Company	Industrials	2,000,000	0.55	595,000	1,190,000,000,000	654,500,000,000	0.38%	9,596,000,323	5,277,800,177
78	9201	JAPAN AIRLINES COMPANY,LTD.	Industrials	1,778,943,439	0.75	490	871,682,285,110	653,761,713,833	0.38%	7,029,128,982	5,271,846,737
79	9532	OSAKA GAS CO.,LTD.	Utilities	2,429,563,630	0.73	368	894,079,415,840	652,677,973,563	0.38%	7,209,736,439	5,263,107,601
80	9508	Kyushu Electric Power Company,Incorporated	Utilities	474,183,951	0.75	1,820	863,014,790,820	647,261,093,115	0.37%	6,959,235,471	5,219,426,604
81	4010	Mitsubishi Chemical Corporation	Materials	2,177,675,032	0.73	405	881,958,387,960	643,829,623,211	0.37%	7,111,994,097	5,191,755,691
82	8572	ACOM CO.,LTD.	Financials	146,630,880	0.43	9,880	1,448,713,094,400	622,946,630,592	0.36%	11,682,228,001	5,023,358,040
83	3402	TORAY INDUSTRIES,INC.	Materials	1,401,481,403	0.77	555	777,822,178,665	598,923,077,572	0.35%	6,272,253,678	4,829,635,332
84	8574	Promise Co.,Ltd.	Financials	124,715,592	0.47	10,100	1,259,627,479,200	592,024,915,224	0.34%	10,157,466,972	4,774,009,477
85	9202	ALL NIPPON AIRWAYS CO.,LTD.	Industrials	1,450,579,412	0.80	497	720,937,967,764	576,750,374,211	0.33%	5,813,547,035	4,650,837,628
86	3893	Nippon Unipac Holdings	Materials	1,080,601	0.73	721,000	779,113,321,000	568,752,724,330	0.33%	6,282,665,277	4,586,345,652
87	4511	FUJISAWA PHARMACEUTICAL COMPANY LIMITED	Health Care	322,753,526	0.69	2,505	808,497,582,630	557,863,332,015	0.32%	6,519,616,020	4,498,535,054
88	6773	PIONEER ELECTRONIC CORPORATION	Consumer Discretionary	179,894,370	0.83	3,690	663,810,225,300	550,962,486,999	0.32%	5,352,876,585	4,442,887,566
89	6781	Matsushita Communication Industrial Co.,Ltd.	Information Technology	188,149,981	0.43	6,800	1,279,419,870,800	550,150,544,444	0.32%	10,317,070,162	4,436,340,170
90	7269	SUZUKI MOTOR CORPORATION	Consumer Discretionary	540,723,460	0.64	1,570	848,935,832,200	543,318,932,608	0.31%	6,845,704,638	4,381,250,969
91	8001	ITOCHU Corporation	Industrials	1,425,392,151	0.76	501	714,121,467,651	542,732,315,415	0.31%	5,758,579,692	4,376,520,566
92	6301	KOMATSU LTD.	Industrials	958,921,701	0.80	700	671,245,190,700	536,996,152,560	0.31%	5,412,831,148	4,330,264,919
93	2502	ASAHI BREWERIES,LTD.	Consumer Staples	505,867,333	0.76	1,384	700,120,388,872	532,091,495,543	0.31%	5,645,676,872	4,290,714,423
94	2914	JAPAN TOBACCO INC.	Consumer Staples	666,666	0.96	825,000	549,999,450,000	527,999,472,000	0.31%	4,435,121,764	4,257,716,894
95	2802	Ajinomoto Co.,Inc.	Consumer Staples	649,981,182	0.64	1,260	818,976,289,320	524,144,825,165	0.30%	6,604,114,905	4,226,633,539
96	4505	DAIICHI PHARMACEUTICAL CO.,LTD.	Health Care	286,453,235	0.68	2,690	770,559,202,150	523,980,257,462	0.30%	6,213,686,010	4,225,306,487
97	1928	Sekisui House,Ltd.	Consumer Discretionary	725,428,212	0.67	1,063	771,130,189,356	516,657,226,869	0.30%	6,218,290,375	4,166,254,551
98	9101	Nippon Yusen Kabushiki Kaisha	Industrials	1,243,954,249	0.74	546	679,199,019,954	502,607,274,766	0.29%	5,476,969,760	4,052,957,622
99	9062	NIPPON EXPRESS CO.,LTD.	Industrials	1,074,299,281	0.75	620	666,065,554,220	499,549,165,665	0.29%	5,371,083,255	4,028,297,441
100	8252	MARUI CO.,LTD.	Consumer Discretionary	368,660,417	0.80	1,669	615,294,235,973	492,235,388,778	0.28%	4,961,650,157	3,969,320,126
101	8403	The Sumitomo Trust and Banking Company,Limited	Financials	1,447,497,764	0.40	839	1,214,450,623,996	485,780,249,598	0.28%	9,793,166,874	3,917,266,749
102	3861	OJI PAPER CO.,LTD.	Materials	1,033,382,120	0.76	605	625,196,182,600	475,149,098,776	0.27%	5,041,498,126	3,831,538,576
103	6991	Matsushita Electric Works,Ltd.	Industrials	720,031,277	0.46	1,415	1,018,844,256,955	468,668,358,199	0.27%	8,215,823,377	3,779,278,753
104	5202	Nippon Sheet Glass Company, Limited	Industrials	439,675,332	0.85	1,210	532,007,151,720	452,206,078,962	0.26%	4,290,034,285	3,646,529,143
105	7270	Fuji Heavy Industries Ltd.	Consumer Discretionary	746,498,504	0.67	899	671,102,155,096	449,638,443,914	0.26%	5,411,677,728	3,625,824,078
106	4535	TAISHO PHARMACEUTICAL CO.,LTD.	Health Care	340,965,510	0.53	2,430	828,546,189,300	439,129,480,329	0.25%	6,681,285,294	3,541,081,206
107	6988	NITTO DENKO CORPORATION	Industrials	171,974,922	0.63	4,030	693,058,935,660	436,627,129,466	0.25%	5,588,734,261	3,520,902,584
108	8752	Mitsui Marine and Fire Insurance Company,Limited	Financials	757,216,064	0.81	691	523,236,300,224	423,821,403,181	0.25%	4,219,307,316	3,417,638,926
109	4911	Shiseido Company,Limited	Consumer Staples	422,388,199	0.70	1,376	581,206,161,824	406,844,313,277	0.24%	4,686,768,501	3,280,737,951
110	1925	DAIWA HOUSE INDUSTRY CO.,LTD.	Consumer Discretionary	523,893,045	0.76	994	520,749,686,730	395,769,761,915	0.23%	4,199,255,598	3,191,434,255
111	6326	KUBOTA CORPORATION	Industrials	1,409,808,978	0.62	450	634,414,040,100	393,336,704,862	0.23%	5,115,829,692	3,171,814,409

112	4543	TERUMO CORPORATION	Health Care	210,876,260	0.75	2,480	522,973,124,800	392,229,843,600	0.23%	4,217,185,104	3,162,888,828
113	8322	The Asahi Bank,Ltd.	Financials	2,825,141,051	0.40	344	971,848,521,544	388,739,408,618	0.22%	7,836,856,072	3,134,742,429
114	6367	DAIKIN INDUSTRIES, LTD	Industrials	263,813,973	0.70	2,105	555,328,413,165	388,729,889,216	0.22%	4,478,093,808	3,134,665,666
115	5706	Mitsui Mining and Smelting Company,Limited	Materials	559,305,791	0.93	725	405,496,698,475	377,111,929,582	0.22%	3,269,870,966	3,040,979,998
116	5404	NKK CORPORATION	Materials	3,407,165,634	0.80	138	470,188,857,492	376,151,085,994	0.22%	3,791,539,856	3,033,231,884
117	4183	Mitsui Chemicals, Inc.	Materials	789,156,353	0.74	625	493,222,720,625	364,984,813,263	0.21%	3,977,281,837	2,943,188,559
118	1802	OBAYASHI CORPORATION	Industrials	727,813,544	0.78	640	465,800,668,160	363,324,521,165	0.21%	3,756,154,086	2,929,800,187
119	6592	MABUCHI MOTOR CO.,LTD.	Industrials	47,075,881	0.62	12,390	583,270,165,590	361,627,502,666	0.21%	4,703,412,351	2,916,115,657
120	6976	Taiyo Yuden Co.,Ltd.	Information Technology	120,404,409	0.85	3,450	415,395,211,050	353,085,929,393	0.20%	3,349,691,243	2,847,237,557
121	5403	Kawasaki Steel Corporation	Materials	3,211,456,286	0.70	154	494,564,268,044	346,194,987,631	0.20%	3,988,099,896	2,791,669,927
122	1803	SHIMIZU CORPORATION	Industrials	788,514,613	0.74	586	462,069,563,218	341,931,476,781	0.20%	3,726,066,956	2,757,289,547
123	6806	HIROSE ELECTRIC CO.,LTD.	Information Technology	39,703,332	0.73	11,680	463,734,917,760	338,526,489,965	0.20%	3,739,496,152	2,729,832,191
124	1812	KAJIMA CORPORATION	Industrials	961,312,022	0.81	426	409,518,921,372	331,710,326,311	0.19%	3,302,305,632	2,674,867,562
125	8253	Credit Saison Co.,Ltd.	Financials	169,468,879	0.74	2,615	443,161,118,585	327,939,227,753	0.19%	3,573,591,796	2,644,457,929
126	5333	NGK INSULATORS,LTD.	Industrials	370,560,196	0.62	1,427	528,789,399,692	327,849,427,809	0.19%	4,264,086,765	2,643,733,794
127	8002	Marubeni Corporation	Industrials	1,494,021,081	0.83	258	385,457,438,898	319,929,674,285	0.19%	3,108,277,066	2,579,869,964
128	6479	MINEBEA CO.,LTD.	Industrials	399,167,695	0.81	970	387,192,664,150	313,626,057,962	0.18%	3,122,269,689	2,529,038,448
129	5711	Mitsubishi Materials Corporation	Materials	1,117,314,857	0.84	330	368,713,902,810	309,719,678,360	0.18%	2,973,259,437	2,497,537,927
130	3405	KURARAY CO.,LTD.	Materials	382,863,603	0.86	892	341,514,333,876	293,702,327,133	0.17%	2,753,925,763	2,368,376,156
131	5901	TOYO SEIKAN KAISHA,LTD.	Materials	216,592,000	0.64	2,095	453,760,240,000	290,406,553,600	0.17%	3,659,061,689	2,341,799,481
132	5803	Fujikura Ltd.	Industrials	371,723,728	0.78	975	362,430,634,800	282,695,895,144	0.16%	2,922,592,007	2,279,621,766
133	1801	TAISEI CORPORATION	Industrials	964,802,821	0.84	346	333,821,776,066	280,410,291,895	0.16%	2,691,894,009	2,261,190,968
134	6361	EBARA CORPORATION	Industrials	298,999,164	0.79	1,180	352,819,013,520	278,727,020,681	0.16%	2,845,085,183	2,247,617,294
135	5405	Sumitomo Metal Industries,Ltd.	Materials	3,632,272,511	0.72	101	366,859,523,611	264,138,857,000	0.15%	2,958,305,972	2,129,980,300
136	5713	Sumitomo Metal Mining Co.,Ltd.	Materials	571,872,794	0.84	502	287,080,142,588	241,147,319,774	0.14%	2,314,975,749	1,944,579,629
137	7012	Kawasaki Heavy Industries,Ltd.	Industrials	1,390,595,964	0.82	203	282,290,980,692	231,478,604,167	0.13%	2,276,356,590	1,866,612,404
138	6471	NSK Ltd.	Industrials	561,820,444	0.70	584	328,103,139,296	229,672,197,507	0.13%	2,645,779,690	1,852,045,783
139	2897	Nissin Food Products Co.,Ltd.	Consumer Staples	127,463,685	0.65	2,700	344,151,949,500	223,698,767,175	0.13%	2,775,195,142	1,803,876,842
140	6770	ALPS ELECTRIC CO.,LTD.	Information Technology	180,727,015	0.80	1,472	266,030,166,080	212,824,132,864	0.12%	2,145,231,563	1,716,185,250
141	7261	Mazda Motor Corporation	Consumer Discretionary	1,222,496,655	0.52	334	408,313,882,770	212,323,219,040	0.12%	3,292,588,362	1,712,145,948
142	5012	Tonen General Sekiyu	Energy	702,462,018	0.33	845	593,580,405,210	195,881,533,719	0.11%	4,786,552,739	1,579,562,404
143	2282	NIPPON MEAT PACKERS,INC.	Consumer Staples	228,445,350	0.61	1,384	316,168,364,400	192,862,702,284	0.11%	2,549,539,266	1,555,218,952
144	8113	UNI CHARM CORPORATION	Consumer Staples	70,866,891	0.56	4,840	342,995,752,440	192,077,621,366	0.11%	2,765,871,724	1,548,888,165
145	4204	Sekisui Chemical Co.,Ltd.	Consumer Discretionary	539,507,285	0.72	473	255,186,945,805	183,734,600,980	0.11%	2,057,793,289	1,481,611,168
146	2002	NISSHIN FLOUR MILLING CO.,LTD.	Consumer Staples	244,320,044	0.67	1,052	257,024,686,288	172,206,539,813	0.10%	2,072,612,582	1,388,650,430
147	4062	IBIDEN CO.,LTD.	Information Technology	122,257,195	0.74	1,788	218,595,864,660	161,760,939,848	0.09%	1,762,727,721	1,304,418,513
148	8319	The Daiwa Bank,Limited	Financials	2,052,867,887	0.40	160	328,458,861,920	131,383,544,768	0.08%	2,648,648,189	1,059,459,276
149	9301	Mitsubishi Logistics Corporation	Industrials	168,447,229	0.66	1,169	196,914,810,701	129,963,775,063	0.08%	1,587,894,611	1,048,010,443
150	8408	The Chuo Mitsui Trust and Banking Company, Limited	Financials	817,963,793	0.40	243	198,765,201,699	79,506,080,680	0.05%	1,602,815,916	641,126,366

Table II: Sector Breakdown of S&P/TOPIX150

(As of Apr. 27, 2001)

GICS	Adj Mkt Cap (Yen)	Adj Mkt Cap (Usd)	Weight	Cos.
Consumer Discretionary	42,096,377,265,761	339,459,537,664	24.34%	23
Consumer Staples	7,189,344,468,116	57,973,909,105	4.16%	11
Energy	1,072,718,004,816	8,650,254,051	0.62%	2
Financials	25,791,165,881,621	207,976,500,940	14.91%	20
Health Care	9,337,228,711,957	75,294,159,438	5.40%	9
Industrials	25,566,690,817,600	206,166,364,145	14.78%	40
Information Technology	29,349,767,371,118	236,672,585,849	16.97%	20
Materials	9,448,731,337,729	76,193,301,651	5.46%	17
Telecommunication Services	15,197,153,218,500	122,547,804,359	8.79%	2
Utilities	7,878,134,191,244	63,528,217,009	4.56%	6
Sum	172,927,311,268,461	1,394,462,634,211	100.00%	150

Table III Daily Average Volume of S&P/TOPIX150 Underlying Stocks

May. 2000 - Apr. 2001

	Ticker	Stock Name	Ticker	Average Daily Value (yen)	Average Daily Value (US dollar)	Average Daily Volume (shares)
1	1801	TAISEI CORPORATION	Industrials	472,800,229	4,208,897	2,235,476
2	1802	OBAYASHI CORPORATION	Industrials	756,797,838	6,737,062	1,641,407
3	1803	SHIMIZU CORPORATION	Industrials	463,344,545	4,124,722	1,322,610
4	1812	KAJIMA CORPORATION	Industrials	632,175,893	5,627,670	1,986,390
5	1925	DAIWA HOUSE INDUSTRY CO.,LTD.	Consumer Discretionary	823,945,756	7,334,817	1,084,085
6	1928	Sekisui House,Ltd.	Consumer Discretionary	1,487,889,956	13,245,290	1,438,589
7	2002	NISSHIN FLOUR MILLING CO.,LTD.	Consumer Staples	481,614,503	4,287,363	485,866
8	2282	NIPPON MEAT PACKERS,INC.	Consumer Staples	589,870,726	5,251,066	412,297
9	2502	ASAHI BREWERIES,LTD.	Consumer Staples	1,646,609,286	14,658,220	1,422,984
10	2503	KIRIN BREWERY COMPANY,LIMITED	Consumer Staples	1,796,861,411	15,995,774	1,539,898
11	2802	Ajinomoto Co.,Inc.	Consumer Staples	1,648,176,374	14,672,170	1,285,341
12	2897	Nissin Food Products Co.,Ltd.	Consumer Staples	604,847,815	5,384,393	217,380
13	2914	JAPAN TOBACCO INC.	Consumer Staples	1,472,621,080	13,109,366	1,784
14	3402	TORAY INDUSTRIES,INC.	Materials	1,145,870,693	10,200,613	2,629,805
15	3405	KURARAY CO.,LTD.	Materials	1,115,658,226	9,931,660	1,141,663
16	3407	ASAHI KASEI CORPORATION	Materials	1,613,537,316	14,363,811	2,496,049
17	3861	OJI PAPER CO., LTD.	Materials	1,210,844,925	10,779,018	1,942,415
18	3893	Nippon Unipac Holding	Materials	2,929,624,898	26,079,706	4,631
19	4005	SUMITOMO CHEMICAL COMPANY,LIMITED	Materials	1,792,119,509	15,953,561	3,186,524
20	4010	Mitsubishi Chemical Corporation	Materials	1,422,910,116	12,666,836	3,904,028
21	4062	IBIDEN CO.,LTD.	Information Technology	678,296,442	6,038,238	362,537
22	4063	Shin-Etsu Chemical Co.,Ltd.	Materials	4,904,099,093	43,656,599	1,024,305
23	4183	Mitsui Chemicals,Inc.	Materials	1,136,864,965	10,120,444	1,967,028
24	4204	Sekisui Chemical Co.,Ltd.	Consumer Discretionary	419,361,177	3,733,180	1,102,874
25	4452	Kao Corporation	Consumer Staples	5,520,749,004	49,146,056	1,782,248
26	4501	SANKYO COMPANY,LIMITED	Health Care	2,845,840,952	25,333,856	1,145,715
27	4502	Takeda Chemical Industries,Ltd.	Health Care	11,452,776,354	101,953,337	1,754,618
28	4503	Yamanouchi Pharmaceutical Co.,Ltd.	Health Care	5,304,036,557	47,216,868	1,104,541
29	4505	DAIICHI PHARMACEUTICAL CO.,LTD.	Health Care	2,252,635,419	20,053,102	836,642
30	4511	FUJISAWA PHARMACEUTICAL COMPANY LIMITED	Health Care	3,134,476,115	27,903,304	913,911
31	4523	Eisai Co.,Ltd.	Health Care	2,961,294,806	26,361,633	946,898
32	4535	TAISHO PHARMACEUTICAL CO.,LTD.	Health Care	1,503,940,660	13,388,175	483,980
33	4543	TERUMO CORPORATION	Health Care	1,629,762,054	14,508,245	603,425
34	4901	Fuji Photo Film Co.,Ltd.	Consumer Discretionary	5,737,215,695	51,073,056	1,321,337
35	4911	Shiseido Company,Limited	Consumer Staples	1,565,847,273	13,939,271	1,145,053
36	5001	NIPPON MITSUBISHI OIL CORPORATION	Energy	1,391,683,104	12,388,851	2,412,911
37	5012	TonenGeneral Sekiyu K.K.	Energy	519,746,697	4,626,818	830,447
38	5108	BRIDGESTONE CORPORATION	Consumer Discretionary	4,290,643,089	38,195,575	2,984,606
39	5201	Asahi Glass Company,Limited	Industrials	2,633,386,923	23,442,576	2,613,407
40	5202	Nippon Sheet Glass Company,Limited	Industrials	4,213,130,729	37,505,555	2,842,285
41	5333	NGK INSULATORS,LTD.	Industrials	2,032,241,950	18,091,146	1,463,512
42	5401	NIPPON STEEL CORPORATION	Materials	2,772,799,964	24,683,640	13,372,817
43	5403	Kawasaki Steel Corporation	Materials	1,108,714,314	9,869,845	8,058,813
44	5404	NKK CORPORATION	Materials	736,824,927	6,559,262	8,197,955
45	5405	Sumitomo Metal Industries,Ltd.	Materials	679,679,303	6,050,548	8,964,163
46	5706	Mitsui Mining and Smelting Company,Limited	Materials	1,745,477,381	15,538,350	2,176,598
47	5711	Mitsubishi Materials Corporation	Materials	1,522,495,641	13,553,352	4,328,825
48	5713	Sumitomo Metal Mining Co.,Ltd.	Materials	1,481,680,474	13,190,013	2,909,248
49	5801	The Furukawa Electric Co.,Ltd.	Industrials	12,603,323,582	112,195,581	5,134,663
50	5802	Sumitomo Electric Industries,Ltd.	Industrials	4,641,852,376	41,322,062	2,652,841
51	5803	Fujikura Ltd.	Industrials	2,857,764,795	25,440,002	3,387,805
52	5901	TOYO SEIKAN KAISHA,LTD.	Materials	707,293,641	6,296,373	371,959
53	6273	SMC CORPORATION	Industrials	2,548,213,492	22,684,357	156,591
54	6301	KOMATSU LTD.	Industrials	1,780,046,960	15,846,090	2,944,309
55	6326	KUBOTA CORPORATION	Industrials	761,870,312	6,782,218	2,016,402
56	6361	EBARA CORPORATION	Industrials	1,247,760,686	11,107,644	927,691
57	6367	DAIKIN INDUSTRIES,LTD.	Industrials	1,259,689,814	11,213,838	566,650
58	6471	NSK Ltd.	Industrials	1,094,101,289	9,739,759	1,532,699
59	6479	MINEBEA CO.,LTD.	Industrials	1,450,760,899	12,914,765	1,293,740
60	6501	Hitachi,Ltd.	Information Technology	7,760,573,315	69,085,113	6,424,577
61	6502	TOSHIBA CORPORATION	Information Technology	9,057,798,948	80,633,097	10,040,329
62	6503	Mitsubishi Electric Corporation	Industrials	5,480,420,045	48,787,045	6,200,772
63	6592	MABUCHI MOTOR CO.,LTD.	Industrials	1,103,786,680	9,825,979	90,753
64	6701	NEC Corporation	Information Technology	15,883,754,914	141,398,187	6,487,191
65	6702	FUJITSU LIMITED	Information Technology	15,280,330,755	136,026,468	6,550,626
66	6752	Matsushita Electric Industrial Co.,Ltd.	Consumer Discretionary	12,965,139,123	115,416,486	4,892,557
67	6753	Sharp Corporation	Consumer Discretionary	5,235,778,033	46,609,226	3,196,650
68	6758	SONY CORPORATION	Consumer Discretionary	26,213,983,186	233,358,531	2,722,201
69	6762	TDK Corporation	Information Technology	7,213,710,300	64,216,904	638,039

	Ticker	Stock Name	Ticker	Average Daily Value		Average Daily Volume
				(yen)	(US dollar)	(shares)
70	6764	SANYO ELECTRIC CO.,LTD.	Consumer Discretionary	5,342,934,686	47,563,141	6,126,874
71	6770	ALPS ELECTRIC CO.,LTD.	Information Technology	2,619,885,618	23,322,387	1,407,663
72	6773	PIONEER CORPORATION	Consumer Discretionary	4,029,635,091	35,872,066	1,115,919
73	6781	Matsushita Communication Industrial Co.,Ltd.	Information Technology	8,280,457,537	73,713,155	680,143
74	6806	HIROSE ELECTRIC CO.,LTD.	Information Technology	1,195,251,676	10,640,206	87,983
75	6857	ADVANTEST CORPORATION	Information Technology	8,528,323,705	75,919,675	519,202
76	6861	KEYENCE CORPORATION	Information Technology	2,290,198,030	20,387,487	76,643
77	6902	DENSO CORPORATION	Consumer Discretionary	2,206,775,183	19,644,852	898,240
78	6954	FANUC LTD.	Industrials	5,832,298,345	51,919,488	619,835
79	6963	ROHM COMPANY LIMITED	Information Technology	637,706,948	5,676,907	24,605
80	6971	KYOCERA CORPORATION	Information Technology	12,692,401,280	112,988,556	876,311
81	6976	Taiyo Yuden Co.,Ltd.	Information Technology	3,753,657,206	33,415,293	765,240
82	6981	MURATA MANUFACTURING COMPANY,LTD.	Information Technology	931,007,739	8,287,890	69,397
83	6988	NITTO DENKO CORPORATION	Industrials	1,601,294,390	14,254,824	424,065
84	6991	Matsushita Electric Works,Ltd.	Industrials	1,902,300,042	16,934,395	1,464,435
85	7011	Mitsubishi Heavy Industries,Ltd.	Industrials	3,081,716,491	27,433,634	6,880,004
86	7012	Kawasaki Heavy Industries,Ltd.	Industrials	493,860,322	4,396,376	3,427,504
87	7201	NISSAN MOTOR CO.,LTD.	Consumer Discretionary	6,375,125,848	56,751,772	9,361,793
88	7203	TOYOTA MOTOR CORPORATION	Consumer Discretionary	17,536,309,316	156,109,331	4,063,775
89	7261	Mazda Motor Corporation	Consumer Discretionary	693,082,678	6,169,866	2,426,098
90	7267	HONDA MOTOR CO.,LTD.	Consumer Discretionary	8,488,353,211	75,563,855	1,997,240
91	7269	SUZUKI MOTOR CORPORATION	Consumer Discretionary	1,225,372,235	10,908,341	968,793
92	7270	Fuji Heavy Industries Ltd.	Consumer Discretionary	1,222,504,003	10,882,808	1,552,472
93	7741	HOYA CORPORATION	Health Care	2,756,907,735	24,542,166	304,278
94	7751	CANON INC.	Information Technology	13,067,469,385	116,327,436	2,887,451
95	7752	RICOH COMPANY,LTD.	Information Technology	4,590,614,765	40,865,942	2,225,898
96	7911	TOPPAN PRINTING CO.,LTD.	Consumer Discretionary	1,296,630,695	11,542,688	1,258,020
97	7912	DAI NIPPON PRINTING CO.,LTD.	Industrials	1,888,662,864	16,812,996	1,135,646
98	7974	Nintendo Co.,Ltd.	Consumer Discretionary	545,282,688	4,854,141	28,821
99	8001	ITOCHU Corporation	Industrials	1,835,537,477	16,340,070	3,713,541
100	8002	Marubeni Corporation	Industrials	1,154,749,417	10,279,652	4,100,045
101	8031	MITSUI & CO.,LTD.	Industrials	1,652,679,108	14,712,254	2,298,041
102	8035	Tokyo Electron Limited	Information Technology	10,067,548,302	89,621,950	976,366
103	8053	SUMITOMO CORPORATION	Industrials	1,617,501,802	14,399,103	1,773,171
104	8058	Mitsubishi Corporation	Industrials	1,875,174,369	16,692,920	2,192,049
105	8113	UNI·CHARM CORPORATION	Consumer Staples	713,890,257	6,355,096	128,349
106	8183	SEVEN-ELEVEN JAPAN CO.,LTD.	Consumer Staples	7,805,194,377	69,482,332	1,131,203
107	8252	MARUI CO.,LTD.	Consumer Discretionary	1,751,562,867	15,592,523	1,006,955
108	8253	Credit Saison Co.,Ltd.	Financials	1,142,315,945	10,168,969	467,159
109	8264	Ito-Yokado Co.,Ltd.	Consumer Discretionary	5,225,038,769	46,513,624	896,220
110	8267	JUSCO CO.,LTD.	Consumer Discretionary	1,513,721,861	13,475,247	654,329
111	8305	Mizuho Holdings,Inc.	Financials	5,988,576,701	53,310,687	13,908
112	8306	Mitsubishi Tokyo Financial Group,Inc.	Financials	15,605,472,754	138,920,902	12,776
113	8307	UFJ Holdings,Inc.	Financials	13,066,293,712	116,316,970	16,636
114	8318	Sumitomo Mitsui Banking Corporation	Financials	6,846,313,509	60,946,314	5,796,199
115	8319	The Daiwa Bank,Limited	Financials	472,185,041	4,203,421	2,371,211
116	8322	The Asahi Bank,Ltd.	Financials	1,931,544,526	17,194,731	5,086,801
117	8403	The Sumitomo Trust and Banking Company,Limited	Financials	1,711,532,854	15,236,173	2,246,858
118	8408	The Chuo Mitsui Trust and Banking Company,Limited	Financials	456,788,175	4,066,357	1,463,598
119	8564	TAKEFUJI CORPORATION	Financials	2,196,836,992	19,556,381	243,823
120	8572	ACOM CO.,LTD.	Financials	1,499,132,045	13,345,368	168,441
121	8574	Promise Co.,Ltd.	Financials	1,907,169,275	16,977,741	233,054
122	8591	ORIX CORPORATION	Financials	2,583,082,154	22,994,760	207,166
123	8601	Daiwa Securities Group Inc.	Financials	4,377,689,060	38,970,464	3,498,813
124	8603	The Nikko Securities Co.,Ltd.	Financials	4,406,679,885	39,228,542	4,658,411
125	8604	The Nomura Securities Co.,Ltd.	Financials	12,670,019,921	112,789,316	5,423,614
126	8751	The Tokio Marine and Fire Insurance Company,Limited	Financials	2,340,211,544	20,832,711	1,970,431
127	8752	Mitsui Marine and Fire Insurance Company,Limited	Financials	865,320,397	7,703,137	1,481,443
128	8801	Mitsui Fudosan Co.,Ltd.	Financials	2,552,276,256	22,720,524	2,175,207
129	8802	Mitsubishi Estate Company,Limited	Financials	2,939,017,930	26,163,323	2,523,390
130	9020	East Japan Railway Company	Industrials	3,531,520,520	31,437,818	5,616
131	9021	West Japan Railway Company	Industrials	1,036,863,498	9,230,224	2,136
132	9022	Central Japan Railway Company	Industrials	1,001,932,556	8,919,267	1,453
133	9062	NIPPON EXPRESS CO.,LTD.	Industrials	1,377,216,766	12,260,070	2,241,882
134	9064	YAMATO TRANSPORT CO.,LTD.	Industrials	3,361,802,376	29,926,977	1,415,252
135	9101	Nippon Yusen Kabushiki Kaisha	Industrials	1,553,432,390	13,828,753	3,142,874
136	9201	JAPAN AIRLINES COMPANY,LTD.	Industrials	1,583,513,729	14,096,539	3,485,081
137	9202	ALL NIPPON AIRWAYS CO.,LTD.	Industrials	1,199,478,777	10,677,836	3,215,451
138	9301	Mitsubishi Logistics Corporation	Industrials	310,312,458	2,762,421	326,476
139	9404	Nippon Television Network Corporation	Consumer Discretionary	2,684,900,782	23,901,156	50,475
140	9432	NIPPON TELEGRAPH AND TELEPHONE CORPORATION	Telecommunication Services	19,353,331,128	172,284,574	18,664

	Ticker	Stock Name	Ticker	Average Daily Value		Average Daily Volume
				(yen)	(US dollar)	(shares)
141	9437	NTT DoCoMo,Inc.	Telecommunication Services	39,422,457,269	350,941,200	14,731
142	9501	The Tokyo Electric Power Company,Incorporated	Utilities	4,796,637,285	42,699,967	1,811,283
143	9502	Chubu Electric Power Company,Incorporated	Utilities	1,185,477,867	10,553,199	614,740
144	9503	The Kansai Electric Power Company,Incorporated	Utilities	1,419,585,176	12,637,237	766,426
145	9508	Kyushu Electric Power Company,Incorporated	Utilities	596,562,972	5,310,641	374,655
146	9531	TOKYO GAS CO.,LTD.	Utilities	1,896,596,403	16,883,621	6,240,065
147	9532	OSAKA GAS CO.,LTD.	Utilities	955,830,657	8,508,865	3,160,106
148	9613	NTT DATA CORPORATION	Information Technology	6,910,721,205	61,519,676	7,550
149	9735	SECOM CO.,LTD	Industrials	4,351,714,860	38,739,240	569,402
150	9984	SOFTBANK CORP.	Information Technology	19,618,688,312	174,646,800	2,448,879

Table III Daily Average Volume of S&P/TOPIX150 Underlying Stocks

Code	Company Name	Trading Volume (shares)					
		November-00	December-00	January-01	February-01	March-01	April-01
1801	TAISEI CORPORATION	1,127,500	4,086,550	1,951,850	3,284,750	4,112,650	4,686,100
1802	OBAYASHI CORPORATION	1,005,050	1,607,650	1,294,800	1,525,750	2,264,700	2,489,000
1803	SHIMIZU CORPORATION	1,177,850	1,481,300	1,220,150	1,554,400	1,779,900	2,806,150
1812	KAJIMA CORPORATION	1,238,950	2,463,900	1,319,200	1,518,500	2,156,550	3,292,300
1925	DAIWA HOUSE INDUSTRY CO.,LTD.	651,450	688,900	867,050	1,220,250	1,709,850	1,413,200
1928	Sekisui House,Ltd.	1,040,900	1,163,200	1,164,300	1,119,550	2,112,500	2,455,850
2002	NISSHIN FLOUR MILLING CO.,LTD.	293,550	423,900	289,050	303,150	599,150	520,600
2282	NIPPON MEAT PACKERS,INC.	164,400	285,200	659,600	437,950	603,550	443,600
2502	ASAHI BREWERIES,LTD.	1,172,950	1,357,900	1,049,350	735,350	1,592,900	2,203,400
2503	KIRIN BREWERY COMPANY,LIMITED	1,266,100	2,623,600	1,724,400	1,320,750	1,572,150	1,256,600
2802	Ajinomoto Co.,Inc.	922,600	1,968,950	1,549,950	1,185,750	1,541,700	2,045,150
2897	Nissin Food Products Co.,Ltd.	211,935	245,950	194,500	204,000	309,795	218,065
2914	JAPAN TOBACCO INC.	1,961	2,441	2,089	1,292	1,831	1,485
3402	TORAY INDUSTRIES,INC.	2,164,450	1,929,150	1,682,150	1,630,050	4,983,550	3,596,500
3405	KURARAY CO.,LTD.	851,100	1,319,400	990,750	1,061,600	1,409,800	1,412,150
3407	ASAHI KASEI CORPORATION	1,458,500	1,556,700	3,166,700	3,088,750	3,249,150	3,158,600
3861	OJI PAPER CO., LTD.	1,276,650	2,196,600	2,379,200	1,846,500	2,852,150	2,996,800
3893	Nippon Unipac Holding	-	-	-	-	15,636	3,530
4005	SUMITOMO CHEMICAL COMPANY,LIMITED	2,412,650	4,240,200	3,153,400	3,625,050	4,765,800	3,017,250
4010	Mitsubishi Chemical Corporation	2,525,550	3,756,450	3,608,750	4,654,000	5,394,900	7,390,300
4062	IBIDEN CO.,LTD.	345,800	324,050	274,650	242,250	487,350	305,400
4063	Shin-Etsu Chemical Co.,Ltd.	807,700	1,029,600	829,300	991,400	1,528,900	1,123,950
4183	Mitsui Chemicals,Inc.	1,880,800	1,821,600	1,549,100	1,168,200	1,889,150	2,205,400
4204	Sekisui Chemical Co.,Ltd.	958,800	818,650	488,250	801,800	901,750	2,259,650
4452	Kao Corporation	1,520,300	1,806,600	3,262,500	1,544,750	2,803,950	1,563,150
4501	SANKYO COMPANY,LIMITED	696,450	1,462,450	1,052,350	1,170,800	2,085,800	1,469,100
4502	Takeda Chemical Industries,Ltd.	1,488,950	1,516,300	1,942,050	1,664,250	2,582,350	1,853,100
4503	Yamanouchi Pharmaceutical Co.,Ltd.	886,000	999,250	1,127,950	947,050	1,313,750	2,424,900
4505	DAIICHI PHARMACEUTICAL CO.,LTD.	736,350	1,087,750	873,300	682,950	920,150	652,200
4511	FUJISAWA PHARMACEUTICAL COMPANY LIMITED	679,650	1,039,200	914,000	843,850	1,082,950	931,400
4523	Eisai Co.,Ltd.	729,950	815,100	1,434,000	1,508,250	1,707,450	843,100
4535	TAISHO PHARMACEUTICAL CO.,LTD.	632,550	350,650	355,900	417,600	517,050	365,900
4543	TERUMO CORPORATION	796,655	845,470	540,095	556,305	803,435	653,545
4901	Fuji Photo Film Co.,Ltd.	1,416,250	1,585,750	1,943,650	1,113,000	2,181,100	1,488,650
4911	Shiseido Company,Limited	1,229,250	881,850	917,400	969,700	1,314,400	864,900
5001	NIPPON MITSUBISHI OIL CORPORATION	1,991,200	2,024,900	1,438,550	2,071,400	3,022,850	3,484,700
5012	TonenGeneral Sekiyu K.K.	1,149,700	771,750	508,100	556,050	1,953,700	1,181,650
5108	BRIDGESTONE CORPORATION	2,490,700	4,139,200	2,216,500	2,132,850	3,109,400	2,433,650
5201	Asahi Glass Company,Limited	1,754,250	3,350,350	1,868,400	2,316,050	2,424,900	3,332,450
5202	Nippon Sheet Glass Company,Limited	2,347,050	2,967,800	2,470,900	2,942,600	2,840,200	2,432,900
5333	NGK INSULATORS,LTD.	932,850	1,114,850	1,276,050	1,019,500	1,321,800	918,900
5401	NIPPON STEEL CORPORATION	11,957,900	15,989,700	11,023,700	11,548,250	15,580,750	17,339,300
5403	Kawasaki Steel Corporation	6,408,200	8,291,650	5,291,950	7,061,500	10,895,800	13,306,850
5404	NKK CORPORATION	5,817,050	5,313,950	3,536,550	16,239,050	8,222,450	32,505,100
5405	Sumitomo Metal Industries,Ltd.	9,199,550	8,223,800	3,980,600	6,806,450	7,660,800	37,709,800
5706	Mitsui Mining and Smelting Company,Limited	1,619,500	1,933,300	1,746,550	2,473,650	2,494,750	2,433,950

Code	Company Name	Trading Volume (shares)					
		November-00	December-00	January-01	February-01	March-01	April-01
5711	Mitsubishi Materials Corporation	2,885,900	4,041,450	3,396,100	3,364,250	3,059,200	5,457,700
5713	Sumitomo Metal Mining Co.,Ltd.	1,795,200	2,355,600	1,803,300	1,670,800	3,020,800	1,999,100
5801	The Furukawa Electric Co.,Ltd.	3,660,750	3,863,050	3,558,750	3,627,500	6,539,650	4,874,550
5802	Sumitomo Electric Industries,Ltd.	3,266,750	2,424,900	1,859,300	2,531,350	4,370,900	2,418,850
5803	Fujikura Ltd.	3,050,600	2,386,500	2,143,550	2,686,800	3,399,150	3,336,450
5901	TOYO SEIKAN KAISHA,LTD.	227,700	657,200	327,450	328,600	584,300	475,550
6273	SMC CORPORATION	111,345	160,510	131,660	198,380	224,000	164,395
6301	KOMATSU LTD.	3,792,600	2,412,700	2,319,250	1,966,600	3,447,100	3,354,300
6326	KUBOTA CORPORATION	1,137,250	2,192,650	1,041,450	2,598,450	2,831,650	2,833,150
6361	EBARA CORPORATION	801,400	801,450	861,500	731,750	1,337,650	955,750
6367	DAIKIN INDUSTRIES,LTD.	403,150	695,450	514,250	457,400	748,700	548,600
6471	NSK Ltd.	838,350	1,243,350	1,144,000	1,809,750	3,305,450	1,770,600
6479	MINEBEA CO.,LTD.	902,150	1,180,800	1,788,000	981,800	2,161,000	1,205,500
6501	Hitachi,Ltd.	5,264,900	5,447,700	6,238,250	4,313,750	7,068,200	6,108,700
6502	TOSHIBA CORPORATION	9,844,350	8,474,250	8,645,700	7,946,400	10,646,400	8,328,550
6503	Mitsubishi Electric Corporation	3,970,500	5,731,100	6,453,650	4,514,000	6,430,150	4,718,100
6592	MABUCHI MOTOR CO.,LTD.	46,200	84,865	56,855	101,355	137,205	83,725
6701	NEC Corporation	5,322,600	6,628,600	6,799,450	5,711,550	9,788,550	6,919,250
6702	FUJITSU LIMITED	6,889,800	6,938,650	6,302,150	4,391,950	9,474,350	6,824,950
6752	Matsushita Electric Industrial Co.,Ltd.	5,566,800	5,962,400	4,488,750	5,258,500	6,459,750	5,103,550
6753	Sharp Corporation	2,745,550	2,232,450	3,593,800	3,477,500	4,137,500	3,467,650
6758	SONY CORPORATION	2,950,175	2,529,120	2,777,775	2,397,310	3,308,265	2,358,840
6762	TDK Corporation	668,030	595,675	456,990	712,290	1,000,835	1,108,030
6764	SANYO ELECTRIC CO.,LTD.	5,022,550	4,599,050	4,641,300	7,026,700	8,147,100	4,373,600
6770	ALPS ELECTRIC CO.,LTD.	995,950	1,062,150	1,317,200	929,050	1,364,050	1,302,400
6773	PIONEER CORPORATION	1,399,100	1,206,450	966,350	778,700	1,096,200	1,126,550
6781	Matsushita Communication Industrial Co.,Ltd.	424,365	598,435	465,660	1,138,195	1,011,150	975,470
6806	HIROSE ELECTRIC CO.,LTD.	47,650	84,790	78,775	65,860	99,515	72,360
6857	ADVANTEST CORPORATION	366,245	545,920	412,100	455,290	717,135	880,320
6861	KEYENCE CORPORATION	48,515	92,600	74,860	104,140	140,160	91,425
6902	DENSO CORPORATION	752,550	1,037,650	919,750	1,144,900	1,258,500	852,800
6954	FANUC LTD.	528,435	708,590	496,395	547,555	867,345	653,130
6963	ROHM COMPANY LIMITED	12915	27085	18825	37990	30270	33730
6971	KYOCERA CORPORATION	607,895	883,250	670,195	862,995	1,278,485	1,107,835
6976	Taiyo Yuden Co.,Ltd.	638,550	1,018,200	672,250	630,500	852,050	782,350
6981	MURATA MANUFACTURING COMPANY,LTD.	54,390	77,025	51,320	102,275	120,485	87,920
6988	NITTO DENKO CORPORATION	247,620	442,285	382,160	347,825	456,420	482,145
6991	Matsushita Electric Works,Ltd.	2,212,450	1,236,200	1,825,950	1,789,900	1,903,700	1,401,000
7011	Mitsubishi Heavy Industries,Ltd.	12,118,800	9,137,700	5,941,200	5,102,350	9,143,250	6,968,450
7012	Kawasaki Heavy Industries,Ltd.	2,730,000	3,207,300	3,927,700	4,171,900	5,835,800	6,864,150
7201	NISSAN MOTOR CO.,LTD.	10,096,050	8,142,000	9,067,300	11,749,900	17,313,150	11,089,300
7203	TOYOTA MOTOR CORPORATION	3,536,320	3,234,455	4,702,990	6,097,290	6,535,250	4,716,825
7261	Mazda Motor Corporation	2,770,800	3,212,600	2,013,250	3,616,350	3,146,850	2,333,400
7267	HONDA MOTOR CO.,LTD.	1,261,050	1,967,150	3,202,800	2,410,600	3,495,050	1,786,650
7269	SUZUKI MOTOR CORPORATION	852,550	944,100	1,386,300	803,000	1,275,550	1,070,550
7270	Fuji Heavy Industries Ltd.	1,678,150	1,141,350	2,179,050	1,585,100	2,027,150	1,403,400
7741	HOYA CORPORATION	243,335	221,270	250,455	326,100	443,395	351,260
7751	CANON INC.	2041300	2830050	3278750	2937400	4694000	3202250
7752	RICOH COMPANY,LTD.	1,777,200	2,378,600	3,048,450	2,544,350	3,141,650	2,015,950

Code	Company Name	Trading Volume (shares)					
		November-00	December-00	January-01	February-01	March-01	April-01
7911	TOPPAN PRINTING CO.,LTD.	1,059,150	898,100	1,114,850	1,334,950	1,600,900	1,898,000
7912	DAI NIPPON PRINTING CO.,LTD.	800,800	1,229,150	1,161,050	985,750	1,712,050	1,330,300
7974	Nintendo Co.,Ltd.	22,890	23,255	27,885	19,425	73,895	51,120
8001	ITOCHU Corporation	3,238,550	5,820,050	2,942,350	2,679,950	5,292,650	3,004,400
8002	Marubeni Corporation	3,137,350	3,080,550	3,134,050	2,120,800	4,082,100	5,679,700
8031	MITSUI & CO.,LTD.	1,692,950	2,874,250	1,119,650	1,647,200	2,950,250	3,309,250
8035	Tokyo Electron Limited	716,920	989,725	1,116,550	910,230	1,260,420	1,237,290
8053	SUMITOMO CORPORATION	1,895,450	1,308,450	1,549,650	1,722,300	2,887,650	2,169,000
8058	Mitsubishi Corporation	2,326,800	2,236,850	1,760,050	1,678,200	3,071,950	3,766,500
8113	UNI·CHARM CORPORATION	159,770	122,220	94,665	59,515	225,150	170,210
8183	SEVEN-ELEVEN JAPAN CO.,LTD.	771,400	1,253,150	1,099,450	1,109,050	1,875,850	1,313,750
8252	MARUI CO.,LTD.	719,300	1,006,050	1,018,050	674,900	1,181,900	1,176,500
8253	Credit Saison Co.,Ltd.	225055	175230	273375	417345	1567330	673230
8264	Ito-Yokado Co.,Ltd.	730,000	858,700	790,100	1,149,700	1,500,550	1,093,350
8267	JUSCO CO.,LTD.	698,350	804,550	662,450	692,800	933,350	907,250
8305	Mizuho Holdings,Inc.	7642.25	9835.8	10634.9	14243.8	17836.05	16573.5
8306	Mitsubishi Tokyo Financial Group,Inc.	-	-	-	-	-	12,776
8307	UFJ Holdings,Inc.	-	-	-	-	-	16,636
8318	Sumitomo Mitsui Banking Corporation	4,949,450	4,054,350	4,921,450	6,261,350	13,030,450	13,326,100
8319	The Daiwa Bank,Limited	1,682,000	1,929,400	3,342,250	3,038,300	6,209,300	3,761,400
8322	The Asahi Bank,Ltd.	3,141,750	2,605,150	5,175,700	10,181,650	8,635,450	8,192,100
8403	The Sumitomo Trust and Banking Company,Limited	1,901,800	1,757,450	1,824,750	2,710,450	4,009,150	2,918,050
8408	The Chuo Mitsui Trust and Banking Company,Limited	795,850	572,650	1,186,200	3,238,150	3,342,300	3,160,800
8564	TAKEFUJI CORPORATION	617,125	433,730	407,345	187,430	308,470	201,025
8572	ACOM CO.,LTD.	116,480	237,380	145,915	176,915	206,495	149,520
8574	Promise Co.,Ltd.	257,480	211,365	165,970	190,230	301,365	239,245
8591	ORIX CORPORATION	248,180	188,225	164,340	232,820	315,890	202,455
8601	Daiwa Securities Group Inc.	3,051,950	3,195,050	3,177,900	3,217,300	5,763,200	4,220,100
8603	The Nikko Securities Co.,Ltd.	3,356,650	4,246,800	3,271,000	3,494,650	6,788,350	6,594,500
8604	The Nomura Securities Co.,Ltd.	5,607,250	5,236,850	5,733,650	4,205,550	8,864,400	7,218,900
8751	The Tokio Marine and Fire Insurance Company,Limited	1,771,100	2,243,050	2,263,150	1,639,400	2,744,200	1,953,000
8752	Mitsui Marine and Fire Insurance Company,Limited	1,318,250	2,002,650	1,311,350	1,061,350	1,920,750	1,532,200
8801	Mitsui Fudosan Co.,Ltd.	2,163,450	2,423,650	1,921,050	1,731,650	2,493,550	2,368,000
8802	Mitsubishi Estate Company,Limited	3,156,550	2,973,600	1,994,800	2,060,450	3,604,550	3,480,700
9020	East Japan Railway Company	4,896	8,034	6,000	9,037	9,429	4,650
9021	West Japan Railway Company	1,496	4,052	2,244	2,516	2,582	2,222
9022	Central Japan Railway Company	1,268	1,703	1,511	1,949	3,899	1,111
9062	NIPPON EXPRESS CO.,LTD.	1,658,650	2,185,650	1,837,850	1,818,250	4,076,700	3,713,050
9064	YAMATO TRANSPORT CO.,LTD.	1,018,550	1,115,750	2,675,350	1,085,000	2,948,750	1,548,950
9101	Nippon Yusen Kabushiki Kaisha	2,429,150	3,188,350	3,010,150	3,404,550	3,084,450	3,750,050
9201	JAPAN AIRLINES COMPANY,LTD.	4,425,750	4,087,200	2,366,150	2,127,700	6,197,400	4,459,500
9202	ALL NIPPON AIRWAYS CO.,LTD.	1,832,350	3,689,450	2,152,800	3,489,900	4,831,800	5,712,900
9301	Mitsubishi Logistics Corporation	292,150	400,850	244,500	242,800	510,650	512,200
9404	Nippon Television Network Corporation	43,152	65,797	69,547	54,895	64,800	39,843
9432	NIPPON TELEGRAPH AND TELEPHONE CORPORATION	20,471	16,679	18,363	22,085	22,709	21,289
9437	NTT DoCoMo,Inc.	12,261	15,516	15,121	14,810	20,865	16,623
9501	The Tokyo Electric Power Company,Incorporated	1,705,445	2,300,980	2,188,920	2,012,475	2,607,345	1,600,190
9502	Chubu Electric Power Company,Incorporated	504,800	804,370	511,365	539,270	1,077,285	906,155
9503	The Kansai Electric Power Company,Incorporated	621,930	929,010	999,565	805,225	1,306,710	731,630

Code	Company Name	Trading Volume (shares)					
		November-00	December-00	January-01	February-01	March-01	April-01
9508	Kyushu Electric Power Company,Incorporated	178,595	451,210	294,345	570,900	594,050	433,745
9531	TOKYO GAS CO.,LTD.	6,090,700	10,383,800	9,507,700	5,711,550	9,543,300	6,607,800
9532	OSAKA GAS CO.,LTD.	3,296,850	6,591,500	3,471,450	2,566,150	4,177,200	4,145,000
9613	NTT DATA CORPORATION	5,488	6,787	6,223	4,678	9,292	8,861
9735	SECOM CO.,LTD	391,350	579,625	372,500	428,625	733,075	589,025
9984	SOFTBANK CORP.	2,212,235	2,915,270	5,200,995	2,850,140	3,449,135	2,190,545

Table III Daily Average Volume of S&P/TOPIX150 Underlying Stocks

Code	Company Name	Trading Value (yen)					
		November-00	December-00	January-01	February-01	March-01	April-01
1801	TAISEI CORPORATION	185,755,550	782,933,810	422,143,981	751,119,842	950,984,353	1,385,345,088
1802	OBAYASHI CORPORATION	463,456,300	763,342,674	588,180,558	702,924,526	1,041,143,476	1,399,264,951
1803	SHIMIZU CORPORATION	365,104,700	489,136,952	377,858,158	531,938,316	646,267,667	1,415,704,808
1812	KAJIMA CORPORATION	367,105,000	746,352,027	396,020,634	461,455,916	658,986,821	1,261,381,599
1925	DAIWA HOUSE INDUSTRY CO.,LTD.	458,485,008	463,085,381	639,045,573	950,436,724	1,335,525,984	1,238,077,816
1928	Sekisui House,Ltd.	1,161,547,021	1,134,991,136	1,223,691,967	1,136,858,111	2,023,005,856	2,454,237,135
2002	NISSHIN FLOUR MILLING CO.,LTD.	290,989,100	399,480,582	288,125,263	308,536,895	527,185,268	519,527,750
2282	NIPPON MEAT PACKERS,INC.	238,662,550	422,522,000	945,015,211	673,563,421	764,514,333	591,130,400
2502	ASAHI BREWERIES,LTD.	1,341,426,600	1,452,566,868	1,252,057,338	868,291,105	1,726,897,156	2,868,925,014
2503	KIRIN BREWERY COMPANY,LIMITED	1,353,442,583	2,542,519,572	1,945,955,746	1,577,658,201	1,647,743,803	1,438,176,046
2802	Ajinomoto Co.,Inc.	1,160,716,150	2,583,587,760	2,081,614,507	1,615,194,579	1,946,461,720	2,541,392,000
2897	Nissin Food Products Co.,Ltd.	620,769,685	644,558,267	532,872,874	582,028,216	851,978,802	607,966,430
2914	JAPAN TOBACCO INC.	1,438,265,330	1,858,678,583	1,787,935,011	1,130,509,922	1,414,573,997	1,213,869,574
3402	TORAY INDUSTRIES,INC.	945,735,950	799,209,399	736,708,738	721,063,708	2,231,838,154	1,863,667,656
3405	KURARAY CO.,LTD..	825,110,850	1,220,667,353	997,621,041	1,015,260,997	1,098,387,284	1,197,239,043
3407	ASAHI KASEI CORPORATION	994,463,950	999,923,742	1,927,182,194	1,819,817,306	1,661,671,673	1,880,662,880
3861	OJI PAPER CO., LTD.	789,172,500	1,262,302,524	1,386,274,474	1,075,516,844	1,462,822,549	1,626,137,370
3893	Nippon Unipac Holding	-	-	-	-	9,587,981,815	2,263,789,207
4005	SUMITOMO CHEMICAL COMPANY,LIMITED	1,226,636,250	2,148,155,784	1,907,646,706	2,110,094,478	2,641,268,098	1,923,515,021
4010	Mitsubishi Chemical Corporation	842,928,000	1,092,525,667	1,073,797,938	1,572,328,174	1,729,136,385	2,815,217,599
4062	IBIDEN CO.,LTD.	546,757,250	560,300,192	561,846,789	458,710,474	696,952,281	509,362,100
4063	Shin-Etsu Chemical Co.,Ltd.	3,793,821,849	4,623,757,471	3,711,339,775	4,503,445,569	5,942,158,112	5,263,222,198
4183	Mitsui Chemicals,Inc.	1,037,159,210	934,864,694	865,363,750	620,956,632	911,849,167	1,279,834,023
4204	Sekisui Chemical Co.,Ltd.	305,824,098	265,384,857	162,871,526	272,789,895	296,431,524	965,867,650
4452	Kao Corporation	5,020,771,082	5,574,043,264	10,007,687,813	4,715,530,683	8,433,378,467	4,872,942,595
4501	SANKYO COMPANY,LIMITED	1,680,891,084	3,486,388,826	2,669,785,179	2,912,753,690	4,984,146,188	3,890,847,100
4502	Takeda Chemical Industries,Ltd.	10,454,582,175	9,741,702,490	12,921,748,802	10,361,815,747	14,602,606,901	11,150,831,129
4503	Yamanouchi Pharmaceutical Co.,Ltd.	4,550,261,259	4,735,386,361	5,229,180,584	4,314,893,076	5,568,980,576	9,291,617,842
4505	DAIICHI PHARMACEUTICAL CO.,LTD.	2,146,691,552	3,257,737,738	2,662,282,421	2,061,144,920	2,436,872,564	1,782,003,167
4511	FUJISAWA PHARMACEUTICAL COMPANY LIMITED	2,346,715,912	3,415,718,215	3,067,744,224	2,622,827,763	2,787,607,161	2,476,234,666
4523	Eisai Co.,Ltd.	2,614,811,750	2,829,664,201	4,573,563,792	4,880,553,263	4,917,623,374	2,649,088,992
4535	TAISHO PHARMACEUTICAL CO.,LTD.	1,866,473,150	972,317,236	1,038,609,950	1,118,431,590	1,209,101,952	923,796,845
4543	TERUMO CORPORATION	1,983,105,460	1,877,679,314	1,382,682,560	1,333,887,391	1,509,155,352	1,424,916,064
4901	Fuji Photo Film Co.,Ltd.	6,019,814,396	6,771,686,733	9,600,045,021	5,149,721,156	9,880,210,013	7,145,191,875
4911	Shiseido Company,Limited	1,642,211,054	1,115,744,370	1,161,300,719	1,170,041,706	1,511,938,138	1,106,667,550
5001	NIPPON MITSUBISHI OIL CORPORATION	1,231,994,450	1,108,568,429	795,966,737	1,212,395,632	1,729,986,253	2,417,891,386
5012	TonenGeneral Sekiyu K.K.	806,608,700	500,663,519	328,806,474	344,057,421	1,378,865,714	1,006,477,550
5108	BRIDGESTONE CORPORATION	3,071,656,702	4,426,052,867	2,424,843,842	2,335,013,845	3,522,718,668	3,297,591,291
5201	Asahi Glass Company,Limited	1,910,546,000	3,157,944,248	1,778,944,008	2,019,507,019	1,919,448,082	3,216,912,564
5202	Nippon Sheet Glass Company,Limited	3,932,794,750	4,611,043,332	3,573,014,173	4,148,844,181	3,327,356,396	2,881,405,329
5333	NGK INSULATORS,LTD.	1,401,932,800	1,539,411,265	1,975,122,368	1,543,640,579	1,638,224,857	1,272,279,949
5401	NIPPON STEEL CORPORATION	2,216,264,550	3,035,106,799	2,232,044,438	2,443,542,445	3,083,403,956	3,767,742,407
5403	Kawasaki Steel Corporation	741,477,650	1,027,364,286	673,467,323	917,028,316	1,302,936,861	1,880,239,279
5404	NKK CORPORATION	403,252,960	373,840,531	258,459,158	1,408,320,632	694,797,238	3,924,329,295
5405	Sumitomo Metal Industries,Ltd.	617,262,650	540,909,048	261,581,421	473,210,322	499,647,095	3,378,824,738
5706	Mitsui Mining and Smelting Company,Limited	1,414,561,300	1,708,851,313	1,570,900,924	2,022,804,087	1,636,201,429	1,731,847,101

Code	Company Name	Trading Value (yen)					
		November-00	December-00	January-01	February-01	March-01	April-01
5711	Mitsubishi Materials Corporation	914,286,650	1,188,450,970	951,532,975	916,339,211	784,278,781	1,689,644,338
5713	Sumitomo Metal Mining Co.,Ltd.	969,148,650	1,268,519,623	996,317,019	814,372,842	1,311,696,857	979,803,181
5801	The Furukawa Electric Co.,Ltd.	10,615,089,532	9,146,500,529	8,623,431,676	7,332,111,206	8,745,563,466	6,729,940,562
5802	Sumitomo Electric Industries,Ltd.	6,758,291,836	4,661,418,631	3,607,879,167	4,071,558,406	5,702,871,120	3,551,501,172
5803	Fujikura Ltd.	3,132,977,725	2,108,618,864	1,969,100,979	2,359,215,219	2,546,710,048	3,077,628,810
5901	TOYO SEIKAN KAISHA,LTD.	415,861,800	1,171,834,000	636,540,242	678,134,542	1,082,422,510	950,203,500
6273	SMC CORPORATION	1,793,472,705	2,243,986,755	2,013,086,139	2,764,430,218	2,846,827,017	2,328,285,104
6301	KOMATSU LTD.	1,956,425,959	1,225,144,054	1,241,194,033	1,121,518,433	1,822,633,380	2,120,027,113
6326	KUBOTA CORPORATION	436,494,437	772,904,618	387,184,579	901,747,699	1,028,671,331	1,217,057,143
6361	EBARA CORPORATION	1,213,223,600	989,907,905	1,075,725,453	932,422,579	1,372,819,905	1,056,896,000
6367	DAIKIN INDUSTRIES,LTD.	908,151,750	1,585,454,546	1,244,267,635	1,111,546,144	1,411,976,370	1,147,771,934
6471	NSK Ltd.	667,645,100	883,202,684	773,920,665	1,090,569,637	1,657,852,641	982,514,100
6479	MINEBEA CO.,LTD.	1,001,610,000	1,254,097,285	1,896,293,025	981,436,244	1,740,803,355	1,114,599,267
6501	Hitachi,Ltd.	6,002,612,699	5,603,514,214	6,844,160,900	4,664,854,208	6,813,113,726	6,723,207,815
6502	TOSHIBA CORPORATION	7,823,476,769	6,408,438,719	7,024,925,648	5,822,383,683	7,131,674,126	6,403,285,095
6503	Mitsubishi Electric Corporation	3,023,613,186	3,860,806,941	5,401,576,058	3,493,203,899	4,119,979,469	3,409,882,682
6592	MABUCHI MOTOR CO.,LTD.	566,785,005	967,292,369	688,537,184	1,120,904,159	1,452,074,843	999,291,100
6701	NEC Corporation	11,405,375,109	14,210,951,627	16,723,896,524	12,631,163,940	16,797,688,090	14,269,218,955
6702	FUJITSU LIMITED	13,177,313,383	11,804,953,860	12,743,359,314	8,078,421,405	14,240,509,573	11,493,749,012
6752	Matsushita Electric Industrial Co.,Ltd.	16,685,775,430	15,232,850,768	12,552,281,024	12,967,092,017	13,133,820,730	10,895,459,020
6753	Sharp Corporation	3,836,469,838	2,894,582,422	5,899,363,673	5,660,977,807	6,043,718,039	5,561,731,317
6758	SONY CORPORATION	25,375,099,587	20,125,470,994	25,445,574,324	21,071,012,859	27,050,827,173	20,945,929,276
6762	TDK Corporation	7,521,791,693	7,045,159,564	5,132,619,036	6,558,517,620	7,339,934,258	8,426,596,718
6764	SANYO ELECTRIC CO.,LTD.	4,550,706,126	4,066,145,712	4,657,790,500	6,144,226,620	5,592,346,451	3,309,911,216
6770	ALPS ELECTRIC CO.,LTD.	2,422,836,250	2,189,673,629	2,023,032,238	1,215,427,092	1,485,016,049	1,693,328,724
6773	PIONEER CORPORATION	4,706,731,696	3,779,997,289	3,331,672,605	2,515,323,761	3,393,850,250	3,873,769,873
6781	Matsushita Communication Industrial Co.,Ltd.	6,562,355,860	9,226,194,072	7,006,783,508	12,359,539,449	7,807,078,408	7,548,454,022
6806	HIROSE ELECTRIC CO.,LTD.	632,528,540	1,016,605,938	882,600,831	715,207,786	1,012,885,352	837,411,025
6857	ADVANTEST CORPORATION	5,068,575,700	6,400,022,849	5,377,466,600	6,473,904,025	8,391,540,266	12,020,414,108
6861	KEYENCE CORPORATION	1,547,171,635	2,597,362,919	2,180,677,825	2,814,858,526	3,036,604,914	2,301,883,415
6902	DENSO CORPORATION	1,811,854,900	2,409,785,564	2,363,098,556	2,796,797,237	2,755,038,305	2,026,028,060
6954	FANUC LTD.	5,134,206,417	5,945,568,779	4,293,044,927	4,268,906,607	5,493,830,240	4,510,004,350
6963	ROHM COMPANY LIMITED	350,669,876	642,319,834	453,096,767	791,587,413	575,429,738	689,796,199
6971	KYOCERA CORPORATION	9,120,689,534	11,690,167,182	9,016,546,430	10,077,885,368	12,826,998,029	13,043,598,110
6976	Taiyo Yuden Co.,Ltd.	2,789,301,000	4,435,305,619	2,695,037,941	2,269,988,152	2,446,451,190	2,642,589,367
6981	MURATA MANUFACTURING COMPANY,LTD.	780,663;718	1,057,091,456	755,824,894	1,193,861,827	1,154,458,427	937,027,473
6988	NITTO DENKO CORPORATION	954,406,083	1,498,987,265	1,313,512,221	1,083,321,239	1,343,469,022	1,735,178,795
6991	Matsushita Electric Works,Ltd.	2,860,398,086	1,493,039,750	2,660,646,639	2,552,300,047	2,271,761,928	1,878,733,269
7011	Mitsubishi Heavy Industries,Ltd.	5,824,981,644	4,374,491,465	2,856,526,806	2,507,147,271	3,957,900,935	3,360,789,910
7012	Kawasaki Heavy Industries,Ltd.	359,072,228	428,349,619	485,055,842	541,299,421	848,234,381	1,264,770,085
7201	NISSAN MOTOR CO.,LTD.	7,212,108,266	5,219,613,490	6,406,925,846	8,847,512,451	13,283,968,353	9,405,834,414
7203	TOYOTA MOTOR CORPORATION	14,912,224,889	11,816,829,519	18,794,683,401	25,691,121,893	26,647,886,610	19,671,275,125
7261	Mazda Motor Corporation	682,684,600	881,049,095	590,905,789	1,209,221,158	935,848,511	747,183,144
7267	HONDA MOTOR CO.,LTD.	4,867,500,627	7,420,519,728	14,872,746,567	11,796,411,998	16,030,957,196	8,855,501,557
7269	SUZUKI MOTOR CORPORATION	1,065,490,250	1,048,802,227	1,748,904,541	1,140,148,405	1,621,838,898	1,591,771,389
7270	Fuji Heavy Industries Ltd.	1,245,261,312	811,621,731	1,848,044,933	1,412,830,545	1,680,564,320	1,221,909,191
7741	HOYA CORPORATION	2,272,879,800	1,913,575,084	2,397,624,020	2,918,873,393	3,283,250,269	2,821,269,012
7751	CANON INC.	8,726,227,462	10,731,514,052	14,968,647,095	12,534,557,239	19,779,802,367	15,349,570,249
7752	RICOH COMPANY,LTD.	3,348,270,208	4,509,741,013	7,032,414,706	5,661,865,675	6,367,903,172	4,520,030,812

Code	Company Name	Trading Value (yen)					
		November-00	December-00	January-01	February-01	March-01	April-01
7911	TOPPAN PRINTING CO.,LTD.	985,823,350	817,365,276	1,097,663,345	1,285,231,317	1,441,942,315	2,066,153,212
7912	DAI NIPPON PRINTING CO.,LTD.	1,313,954,621	1,864,144,699	1,965,336,588	1,591,950,796	2,360,910,081	2,085,724,566
7974	Nintendo Co.,Ltd.	394,255,685	374,361,541	539,414,797	392,234,725	1,447,737,723	1,020,037,422
8001	ITOCHU Corporation	1,606,872,150	2,861,111,836	1,588,925,641	1,430,744,368	2,326,788,208	1,413,201,576
8002	Marubeni Corporation	803,161,482	808,013,217	797,745,701	523,807,737	853,870,365	1,382,722,827
8031	MITSUI & CO.,LTD.	1,166,770,044	1,975,745,294	837,036,031	1,171,674,168	1,821,950,402	2,220,166,508
8035	Tokyo Electron Limited	6,108,965,914	7,163,328,261	9,215,699,024	7,751,559,533	9,466,345,479	10,523,713,179
8053	SUMITOMO CORPORATION	1,692,710,096	1,048,786,537	1,280,892,737	1,334,574,535	2,132,534,955	1,861,494,516
8058	Mitsubishi Corporation	2,027,721,680	1,785,328,738	1,523,994,437	1,436,938,429	2,329,352,752	3,306,999,866
8113	UNI·CHARM CORPORATION	805,638,185	598,920,557	511,236,151	317,958,636	1,118,069,360	855,065,465
8183	SEVEN-ELEVEN JAPAN CO.,LTD.	5,980,708,357	8,788,420,050	7,124,065,601	6,755,174,314	8,615,481,279	7,335,711,502
8252	MARUI CO.,LTD.	1,060,852,091	1,509,506,619	1,611,033,112	1,167,802,602	1,862,156,640	2,003,016,082
8253	Credit Saison Co.,Ltd.	521,181,025	385,724,224	644,913,505	1,026,579,518	3,885,053,481	1,712,871,834
8264	Ito-Yokado Co.,Ltd.	3,703,017,201	4,353,515,036	4,589,820,351	7,306,398,507	8,363,480,893	7,006,223,042
8267	JUSCO CO.,LTD.	1,557,142,850	1,828,954,937	1,686,537,188	1,953,001,737	2,336,860,669	2,473,080,343
8305	Mizuho Holdings,Inc.	6,075,717,763	6,806,795,665	7,844,004,957	10,078,563,045	11,303,527,515	11,723,558,683
8306	Mitsubishi Tokyo Financial Group,Inc.	-	-	-	-	-	15,605,472,754
8307	UFJ Holdings,Inc.	-	-	-	-	-	13,066,293,712
8318	Sumitomo Mitsui Banking Corporation	6,182,748,793	4,481,874,885	6,142,914,960	7,535,268,051	12,940,297,175	14,694,732,551
8319	The Daiwa Bank,Limited	344,741,350	368,964,039	600,203,737	553,111,474	937,388,970	611,985,600
8322	The Asahi Bank,Ltd.	1,259,991,931	967,378,048	1,964,068,932	3,569,544,640	2,607,446,930	2,710,785,394
8403	The Sumitomo Trust and Banking Company,Limited	1,513,604,348	1,297,004,508	1,431,808,741	2,204,680,182	2,803,244,380	2,245,677,287
8408	The Chuo Mitsui Trust and Banking Company,Limited	285,168,150	195,540,143	390,615,000	1,006,540,311	792,105,333	719,397,739
8564	TAKEFUJI CORPORATION	4,711,651,705	2,974,446,993	3,348,781,048	1,733,576,252	2,617,940,980	1,904,875,297
8572	ACOM CO.,LTD.	989,903,557	1,927,294,222	1,454,468,693	1,650,432,903	1,812,705,216	1,451,516,711
8574	Promise Co.,Ltd.	2,002,039,971	1,530,934,311	1,460,773,456	1,586,219,065	2,422,402,829	2,249,535,013
8591	ORIX CORPORATION	2,768,925,466	2,026,743,970	1,970,429,113	2,603,274,335	3,058,595,984	2,140,628,074
8601	Daiwa Securities Group Inc.	3,936,620,290	3,653,891,177	4,048,353,185	3,712,839,294	5,827,777,154	5,372,899,033
8603	The Nikko Securities Co.,Ltd.	3,143,478,722	3,590,623,464	3,111,067,293	3,050,252,816	5,122,242,674	6,311,457,134
8604	The Nomura Securities Co.,Ltd.	13,986,662,728	11,241,644,253	12,983,520,238	10,006,003,803	18,020,700,895	17,754,192,305
8751	The Tokio Marine and Fire Insurance Company,Limited	2,149,484,701	2,676,744,253	2,797,222,716	2,075,121,848	3,141,851,314	2,454,690,539
8752	Mitsui Marine and Fire Insurance Company,Limited	784,531,500	1,241,515,143	843,772,084	690,145,870	1,171,176,048	1,039,769,959
8801	Mitsui Fudosan Co.,Ltd.	2,813,777,956	2,675,798,370	2,060,361,951	1,958,778,887	2,841,229,272	3,027,857,302
8802	Mitsubishi Estate Company,Limited	3,800,915,714	3,563,825,943	2,319,572,103	2,372,671,025	3,938,084,630	4,345,860,535
9020	East Japan Railway Company	3,055,822,915	5,067,300,919	3,792,172,602	6,001,306,091	5,941,848,155	3,135,786,390
9021	West Japan Railway Company	709,742,220	2,002,246,334	1,145,396,901	1,329,844,285	1,256,621,640	1,255,854,239
9022	Central Japan Railway Company	889,683,301	1,170,233,321	1,096,536,712	1,383,188,636	2,798,607,561	867,987,359
9062	NIPPON EXPRESS CO.,LTD.	1,113,583,187	1,432,702,417	1,213,115,403	1,129,534,180	2,022,844,980	2,162,372,150
9064	YAMATO TRANSPORT CO.,LTD.	2,194,908,800	2,249,659,121	6,210,508,937	2,571,024,789	6,963,240,965	3,997,280,740
9101	Nippon Yusen Kabushiki Kaisha	1,219,760,900	1,407,293,429	1,364,089,743	1,731,974,534	1,456,914,647	1,949,363,454
9201	JAPAN AIRLINES COMPANY,LTD.	2,135,794,150	2,005,121,735	1,180,459,632	1,087,133,933	2,978,253,130	2,099,457,313
9202	ALL NIPPON AIRWAYS CO.,LTD.	652,548,400	1,336,746,286	824,868,737	1,467,469,575	1,973,523,615	2,623,513,118
9301	Mitsubishi Logistics Corporation	282,907,750	382,449,619	238,064,263	246,537,788	454,637,095	554,400,750
9404	Nippon Television Network Corporation	2,349,026,106	2,958,770,647	2,981,170,912	2,415,348,947	2,297,369,722	1,578,140,330
9432	NIPPON TELEGRAPH AND TELEPHONE CORPORATION	19,189,395,027	14,528,790,460	15,817,267,892	18,034,676,669	16,965,856,921	16,502,217,027
9437	NTT DoCoMo,Inc.	35,207,369,464	37,051,798,260	35,098,584,481	32,829,991,887	41,391,038,721	39,738,541,354
9501	The Tokyo Electric Power Company,Incorporated	4,507,904,973	5,950,767,497	6,117,814,206	5,594,236,197	6,907,063,911	4,532,216,479
9502	Chubu Electric Power Company,Incorporated	935,221,195	1,483,620,214	1,032,194,716	1,117,331,589	2,082,215,443	1,910,141,136
9503	The Kansai Electric Power Company,Incorporated	1,107,309,610	1,664,747,529	1,958,704,357	1,613,199,430	2,354,250,781	1,370,972,465

Code	Company Name	Trading Value (yen)					
		November-00	December-00	January-01	February-01	March-01	April-01
9508	Kyushu Electric Power Company,Incorporated	291,385,885	695,377,693	485,761,295	962,111,660	956,299,073	735,834,130
9531	TOKYO GAS CO.,LTD.	1,837,466,593	3,254,201,856	3,046,340,802	1,874,285,954	3,019,397,670	2,263,178,285
9532	OSAKA GAS CO.,LTD.	920,857,675	1,997,528,476	1,125,009,522	796,721,043	1,249,468,294	1,439,489,600
9613	NTT DATA CORPORATION	5,001,589,135	5,566,649,660	4,510,043,162	3,268,909,886	5,332,617,777	6,118,279,364
9735	SECOM CO.,LTD	2,979,307,320	4,213,498,813	2,917,553,743	3,277,907,427	4,725,819,681	4,302,981,139
9984	SOFTBANK CORP.	15,391,713,907	13,078,450,084	28,597,962,926	17,515,151,124	15,450,811,567	10,222,883,331

Table III Daily Average Volume of S&P/TOPIX150 Underlying Stocks

Code	Company Name	Trading Value (US dollar)					
		November-00	December-00	January-01	February-01	March-01	April-01
1801	TAISEI CORPORATION	1,703,774	6,973,935	3,616,778	6,461,941	7,827,998	11,194,794
1802	OBAYASHI CORPORATION	4,250,882	6,799,428	5,039,319	6,047,313	8,570,140	11,307,279
1803	SHIMIZU CORPORATION	3,348,788	4,356,958	3,237,353	4,576,306	5,319,732	11,440,127
1812	KAJIMA CORPORATION	3,367,135	6,648,085	3,392,962	3,969,940	5,424,430	10,193,061
1925	DAIWA HOUSE INDUSTRY CO.,LTD.	4,205,285	4,124,905	5,475,112	8,176,679	10,993,341	10,004,746
1928	Sekisui House,Ltd.	10,653,862	10,109,864	10,484,152	9,780,476	16,652,310	19,832,372
2002	NISSHIN FLOUR MILLING CO.,LTD.	2,668,990	3,558,349	2,468,553	2,654,366	4,339,509	4,198,236
2282	NIPPON MEAT PACKERS,INC.	2,189,044	3,763,589	8,096,550	5,794,717	6,293,076	4,776,848
2502	ASAHI BREWERIES,LTD.	12,303,741	12,938,651	10,727,176	7,469,974	14,214,900	23,183,411
2503	KIRIN BREWERY COMPANY,LIMITED	12,413,954	22,647,338	16,672,248	13,572,713	13,563,352	11,621,714
2802	Ajinomoto Co.,Inc.	10,646,241	23,013,150	17,834,523	13,895,641	16,022,239	20,536,659
2897	Nissin Food Products Co.,Ltd.	5,693,781	5,741,363	4,565,463	5,007,233	7,013,037	4,912,898
2914	JAPAN TOBACCO INC.	13,191,959	16,556,066	15,318,383	9,725,862	11,644,022	9,809,123
3402	TORAY INDUSTRIES,INC.	8,674,415	7,118,909	6,311,855	6,203,366	18,371,306	15,060,057
3405	KURARAY CO.,LTD.	7,568,025	10,873,020	8,547,258	8,734,367	9,041,341	9,674,733
3407	ASAHI KASEI CORPORATION	9,121,354	8,906,760	16,511,403	15,656,026	13,677,999	15,197,393
3861	OJI PAPER CO., LTD.	7,238,394	11,243,883	11,877,100	9,252,753	12,041,178	13,140,605
3893	Nippon Unipac Holding	-	-	-	-	78,923,174	18,293,387
4005	SUMITOMO CHEMICAL COMPANY,LIMITED	11,250,869	19,134,567	16,344,030	18,153,302	21,741,516	15,543,675
4010	Mitsubishi Chemical Corporation	7,731,447	9,731,606	9,199,914	13,526,858	14,233,332	22,749,408
4062	IBIDEN CO.,LTD.	5,014,930	4,990,840	4,813,701	3,946,321	5,736,941	4,116,089
4063	Shin-Etsu Chemical Co.,Ltd.	34,797,434	41,185,838	31,797,422	38,743,483	48,912,690	42,531,416
4183	Mitsui Chemicals,Inc.	9,512,961	8,327,250	7,414,125	5,342,137	7,505,858	10,342,173
4204	Sekisui Chemical Co.,Ltd.	2,805,059	2,363,899	1,395,425	2,346,832	2,440,067	7,805,051
4452	Kao Corporation	46,051,174	49,650,450	85,742,263	40,568,067	69,419,093	39,377,617
4501	SANKYO COMPANY,LIMITED	15,417,354	31,054,796	22,873,757	25,058,640	41,026,844	31,441,431
4502	Takeda Chemical Industries,Ltd.	95,890,805	86,773,621	110,708,887	89,143,484	120,200,905	90,108,420
4503	Yamanouchi Pharmaceutical Co.,Ltd.	41,735,596	42,180,165	44,801,735	37,121,351	45,840,890	75,084,358
4505	DAIICHI PHARMACEUTICAL CO.,LTD.	19,689,738	29,018,100	22,809,476	17,732,186	20,059,041	14,400,136
4511	FUJISAWA PHARMACEUTICAL COMPANY LIMITED	21,524,387	30,425,302	26,283,327	22,564,386	22,946,102	20,010,131
4523	Eisai Co.,Ltd.	23,983,398	25,205,061	39,184,646	41,987,769	40,479,264	21,406,944
4535	TAISHO PHARMACEUTICAL CO.,LTD.	17,119,538	8,660,856	8,898,436	9,621,952	9,952,685	7,465,082
4543	TERUMO CORPORATION	18,189,305	16,725,314	11,846,326	11,475,534	12,422,565	11,514,562
4901	Fuji Photo Film Co.,Ltd.	55,214,531	60,318,386	82,249,726	44,303,440	81,328,642	57,739,369
4911	Shiseido Company,Limited	15,062,576	9,938,425	9,949,606	10,065,957	12,445,472	8,942,837
5001	NIPPON MITSUBISHI OIL CORPORATION	11,300,015	9,874,506	6,819,556	10,430,331	14,240,328	19,538,667
5012	TonenGeneral Sekiyu K.K.	7,398,321	4,459,630	2,817,095	2,959,952	11,350,090	8,133,215
5108	BRIDGESTONE CORPORATION	28,173,640	39,424,796	20,775,188	20,088,301	28,997,149	26,647,407
5201	Asahi Glass Company,Limited	17,523,780	28,129,196	15,241,351	17,373,972	15,799,877	25,995,453
5202	Nippon Sheet Glass Company,Limited	36,072,112	41,072,587	30,612,298	35,692,820	27,389,031	23,284,263
5333	NGK INSULATORS,LTD.	12,858,712	13,712,212	16,922,137	13,280,057	13,484,997	10,281,129
5401	NIPPON STEEL CORPORATION	20,327,870	27,035,029	19,123,352	21,021,980	25,380,944	30,446,638
5403	Kawasaki Steel Corporation	6,800,931	9,151,185	5,770,025	7,889,264	10,725,084	15,193,970
5404	NKK CORPORATION	3,698,689	3,329,962	2,214,385	12,115,889	5,719,202	31,711,996
5405	Sumitomo Metal Industries,Ltd.	5,661,614	4,818,114	2,241,135	4,071,064	4,112,830	27,303,844
5706	Mitsui Mining and Smelting Company,Limited	12,974,543	15,221,489	13,458,913	17,402,336	13,468,341	13,994,832

Code	Company Name	Trading Value (US dollar)					
		November-00	December-00	January-01	February-01	March-01	April-01
5711	Mitsubishi Materials Corporation	8,385,958	10,586,054	8,152,392	7,883,336	6,455,766	13,653,797
5713	Sumitomo Metal Mining Co.,Ltd.	8,889,159	11,299,261	8,536,085	7,006,111	10,797,192	7,917,662
5801	The Furukawa Electric Co.,Ltd.	97,362,999	81,471,895	73,882,455	63,078,707	71,988,834	54,383,777
5802	Sumitomo Electric Industries,Ltd.	61,987,943	41,521,302	30,911,009	35,027,925	46,943,006	28,699,220
5803	Fujikura Ltd.	28,736,084	18,782,394	16,870,548	20,296,507	20,963,165	24,869,919
5901	TOYO SEIKAN KAISHA,LTD.	3,814,339	10,438,040	5,453,647	5,834,043	8,909,927	7,678,471
6273	SMC CORPORATION	16,449,968	19,988,175	17,247,397	23,782,602	23,433,568	18,814,570
6301	KOMATSU LTD.	17,944,597	10,912,896	10,634,103	9,648,508	15,002,950	17,131,664
6326	KUBOTA CORPORATION	4,003,584	6,884,601	3,317,258	7,757,804	8,467,476	9,834,881
6361	EBARA CORPORATION	11,127,847	8,817,544	9,216,428	8,021,702	11,300,324	8,540,639
6367	DAIKIN INDUSTRIES,LTD.	8,329,687	14,122,340	10,660,437	9,562,716	11,622,640	9,274,996
6471	NSK Ltd.	6,123,729	7,867,074	6,630,673	9,382,253	13,646,562	7,939,569
6479	MINEBEA CO.,LTD.	9,186,899	11,170,795	16,246,755	8,443,370	14,329,369	9,006,932
6501	Hitachi,Ltd.	55,056,754	49,912,961	58,638,304	40,132,093	56,081,934	54,329,370
6502	TOSHIBA CORPORATION	71,757,959	57,082,777	60,187,032	50,090,407	58,704,154	51,744,116
6503	Mitsubishi Electric Corporation	27,732,978	34,389,902	46,278,757	30,052,297	33,913,483	27,554,820
6592	MABUCHI MOTOR CO.,LTD.	5,198,627	8,616,098	5,899,138	9,643,223	11,952,709	8,075,142
6701	NEC Corporation	104,611,603	126,583,185	143,284,319	108,666,858	138,269,647	115,307,707
6702	FUJITSU LIMITED	120,864,054	105,151,906	109,180,511	69,499,270	117,220,312	92,879,495
6752	Matsushita Electric Industrial Co.,Ltd.	153,044,130	135,685,689	107,543,421	111,556,873	108,110,637	88,044,791
6753	Sharp Corporation	35,188,607	25,783,316	50,543,622	48,701,820	49,748,677	44,943,629
6758	SONY CORPORATION	232,743,756	179,266,405	218,008,512	181,275,517	222,668,043	169,261,337
6762	TDK Corporation	68,990,864	62,754,329	43,974,430	56,423,423	60,418,441	68,094,235
6764	SANYO ELECTRIC CO.,LTD.	41,739,676	36,218,945	39,906,271	52,859,246	46,033,226	26,746,963
6770	ALPS ELECTRIC CO.,LTD.	22,222,573	19,504,384	17,332,611	10,456,411	12,223,863	13,683,570
6773	PIONEER CORPORATION	43,170,763	33,670,095	28,544,570	21,639,520	27,936,373	31,303,432
6781	Matsushita Communication Industrial Co.,Ltd.	60,190,792	82,181,761	60,031,596	106,330,052	64,263,723	60,998,078
6806	HIROSE ELECTRIC CO.,LTD.	5,801,635	9,055,355	7,561,806	6,152,987	8,337,534	6,767,010
6857	ADVANTEST CORPORATION	46,489,644	57,007,813	46,072,196	55,695,486	69,074,703	97,135,407
6861	KEYENCE CORPORATION	14,190,862	23,135,852	18,683,262	24,216,441	24,995,719	18,601,221
6902	DENSO CORPORATION	16,618,572	21,465,018	20,246,177	24,061,058	22,678,012	16,372,070
6954	FANUC LTD.	47,091,618	52,959,791	36,781,262	36,725,726	45,222,293	36,444,760
6963	ROHM COMPANY LIMITED	3,216,390	5,721,425	3,881,970	6,810,086	4,736,632	5,574,154
6971	KYOCERA CORPORATION	83,656,166	104,129,451	77,250,521	86,700,810	105,585,035	105,403,624
6976	Taiyo Yuden Co.,Ltd.	25,583,836	39,507,214	23,090,114	19,528,880	20,137,887	21,354,422
6981	MURATA MANUFACTURING COMPANY,LTD.	7,160,350	9,415,978	6,475,635	10,270,884	9,502,889	7,571,997
6988	NITTO DENKO CORPORATION	8,753,938	13,352,138	11,253,699	9,319,895	11,058,723	14,021,755
6991	Matsushita Electric Works,Ltd.	26,235,948	13,299,160	22,795,462	21,957,630	18,699,938	15,181,800
7011	Mitsubishi Heavy Industries,Ltd.	53,427,499	38,965,516	24,473,692	21,569,178	32,579,338	27,158,107
7012	Kawasaki Heavy Industries,Ltd.	3,293,458	3,815,498	4,155,784	4,656,840	6,982,215	10,220,443
7201	NISSAN MOTOR CO.,LTD.	66,150,407	46,493,389	54,892,232	76,115,818	109,346,572	76,007,328
7203	TOYOTA MOTOR CORPORATION	136,776,891	105,257,688	161,026,075	221,022,664	219,351,250	158,961,022
7261	Mazda Motor Corporation	6,261,673	7,847,891	5,062,668	10,403,021	7,703,408	6,037,890
7267	HONDA MOTOR CO.,LTD.	44,645,357	66,097,827	127,424,333	101,485,424	131,958,326	71,560,159
7269	SUZUKI MOTOR CORPORATION	9,772,817	9,342,142	14,983,984	9,808,783	13,350,116	12,862,898
7270	Fuji Heavy Industries Ltd.	11,421,701	7,229,471	15,833,383	12,154,688	13,833,513	9,874,090
7741	HOYA CORPORATION	20,847,153	17,045,053	20,541,979	25,111,288	27,025,972	22,798,309
7751	CANON INC.	80,038,108	95,590,307	128,245,974	107,835,744	162,816,828	124,037,886
7752	RICOH COMPANY,LTD.	30,710,775	40,170,243	60,251,195	48,709,458	52,417,197	36,525,783

Code	Company Name	Trading Value (US dollar)					
		November-00	December-00	January-01	February-01	March-01	April-01
7911	TOPPAN PRINTING CO.,LTD.	9,042,102	7,280,631	9,404,384	11,056,942	11,869,303	16,696,316
7912	DAI NIPPON PRINTING CO.,LTD.	12,051,765	16,604,755	16,838,296	13,695,673	19,433,758	16,854,470
7974	Nintendo Co.,Ltd.	3,616,165	3,334,603	4,621,512	3,374,425	11,917,008	8,242,790
8001	ITOCHU Corporation	14,738,443	25,485,179	13,613,342	12,308,802	19,152,885	11,419,899
8002	Marubeni Corporation	7,366,703	7,197,328	6,834,798	4,506,358	7,028,607	11,173,604
8031	MITSUI & CO.,LTD.	10,701,769	17,598,831	7,171,423	10,080,001	14,997,328	17,940,878
8035	Tokyo Electron Limited	56,032,240	63,806,909	78,956,788	66,687,253	77,921,928	85,040,761
8053	SUMITOMO CORPORATION	15,525,760	9,342,002	10,974,227	11,481,446	17,553,895	15,042,496
8058	Mitsubishi Corporation	18,598,530	15,902,707	13,057,035	12,362,090	19,173,995	26,723,437
8113	UNI·CHARM CORPORATION	7,389,420	5,334,848	4,380,087	2,735,422	9,203,353	6,909,673
8183	SEVEN-ELEVEN JAPAN CO.,LTD.	54,855,845	78,282,315	61,036,427	58,115,275	70,918,066	59,278,933
8252	MARUI CO.,LTD.	9,730,275	13,445,838	13,802,751	10,046,694	15,328,284	16,186,113
8253	Credit Saison Co.,Ltd.	4,780,341	3,435,815	5,525,387	8,831,741	31,979,697	13,841,495
8264	Ito-Yokado Co.,Ltd.	33,964,562	38,778,670	39,323,927	62,857,499	68,843,733	56,616,379
8267	JUSCO CO.,LTD.	14,282,319	16,291,305	14,449,643	16,801,822	19,235,796	19,984,641
8305	Mizuho Holdings,Inc.	55,727,284	60,631,117	67,204,608	86,706,640	93,044,635	94,736,557
8306	Mitsubishi Tokyo Financial Group,Inc.	-	-	-	-	-	126,105,801
8307	UFJ Holdings,Inc.	-	-	-	-	-	105,587,024
8318	Sumitomo Mitsui Banking Corporation	56,708,986	39,922,027	52,630,282	64,826,481	106,517,654	118,746,227
8319	The Daiwa Bank,Limited	3,162,013	3,286,525	5,142,329	4,758,460	7,716,088	4,945,376
8322	The Asahi Bank,Ltd.	11,556,812	8,616,861	16,827,435	30,709,062	21,463,118	21,905,505
8403	The Sumitomo Trust and Banking Company,Limited	13,882,978	11,552,989	12,267,221	18,967,030	23,074,819	18,147,027
8408	The Chuo Mitsui Trust and Banking Company,Limited	2,615,600	1,741,762	3,346,649	8,659,342	6,520,190	5,813,360
8564	TAKEFUJI CORPORATION	43,215,890	26,494,705	28,691,149	14,914,088	21,549,500	15,393,050
8572	ACOM CO.,LTD.	9,079,526	17,167,256	12,461,364	14,198,799	14,921,227	11,729,518
8574	Promise Co.,Ltd.	18,362,974	13,636,704	12,515,381	13,646,363	19,939,934	18,178,201
8591	ORIX CORPORATION	25,396,949	18,053,098	16,881,927	22,396,166	25,176,738	17,298,138
8601	Daiwa Securities Group Inc.	36,107,200	32,546,813	34,684,831	31,941,837	47,971,166	43,417,700
8603	The Nikko Securities Co.,Ltd.	28,832,401	31,983,259	26,654,503	26,241,556	42,163,581	51,002,066
8604	The Nomura Securities Co.,Ltd.	128,287,513	100,134,260	111,238,123	86,082,407	148,336,839	143,469,325
8751	The Tokio Marine and Fire Insurance Company,Limited	19,715,357	23,842,936	23,965,596	17,852,430	25,862,051	19,836,036
8752	Mitsui Marine and Fire Insurance Company,Limited	7,195,826	11,058,720	7,229,135	5,937,377	9,640,499	8,402,246
8801	Mitsui Fudosan Co.,Ltd.	25,808,342	23,834,511	17,652,439	16,851,523	23,387,490	24,467,722
8802	Mitsubishi Estate Company,Limited	34,862,500	31,744,562	19,873,258	20,412,268	32,416,221	35,118,335
9020	East Japan Railway Company	28,028,410	45,136,674	32,489,968	51,629,690	48,910,138	25,339,883
9021	West Japan Railway Company	6,509,849	17,834,887	9,813,348	11,440,751	10,343,842	10,148,395
9022	Central Japan Railway Company	8,160,292	10,423,782	9,394,731	11,899,676	23,036,651	7,014,093
9062	NIPPON EXPRESS CO.,LTD.	10,213,932	12,761,709	10,393,536	9,717,468	16,650,986	17,473,849
9064	YAMATO TRANSPORT CO.,LTD.	20,131,993	20,038,701	53,209,403	22,118,721	57,317,701	32,301,507
9101	Nippon Yusen Kabushiki Kaisha	11,187,808	12,535,380	11,687,029	14,900,308	11,992,548	15,752,553
9201	JAPAN AIRLINES COMPANY,LTD.	19,589,785	17,860,500	10,113,753	9,352,695	24,515,398	16,965,442
9202	ALL NIPPON AIRWAYS CO.,LTD.	5,985,260	11,906,986	7,067,178	12,624,752	16,244,998	21,200,269
9301	Mitsubishi Logistics Corporation	2,594,867	3,406,647	2,039,649	2,120,983	3,742,331	4,480,041
9404	Nippon Television Network Corporation	21,545,577	26,355,069	25,541,598	20,779,430	18,910,727	12,752,747
9432	NIPPON TELEGRAPH AND TELEPHONE CORPORATION	176,007,659	129,414,315	135,516,652	155,153,687	139,653,924	133,352,275
9437	NTT DoCoMo,Inc.	322,926,631	330,036,632	300,712,024	282,438,902	340,709,048	321,121,997
9501	The Tokyo Electric Power Company,Incorporated	41,347,098	53,006,098	52,415,228	48,127,637	56,855,282	36,624,253
9502	Chubu Electric Power Company,Incorporated	8,577,972	13,215,257	8,843,472	9,612,488	17,139,692	15,435,603
9503	The Kansai Electric Power Company,Incorporated	10,156,390	14,828,637	16,781,473	13,878,477	19,378,942	11,078,651

Code	Company Name	Trading Value (US dollar)					
		November-00	December-00	January-01	February-01	March-01	April-01
9508	Kyushu Electric Power Company,Incorporated	2,672,630	6,194,034	4,161,828	8,277,119	7,871,746	5,946,180
9531	TOKYO GAS CO.,LTD.	16,853,486	28,986,604	26,099,950	16,124,624	24,854,078	18,288,450
9532	OSAKA GAS CO.,LTD.	8,446,228	17,792,863	9,638,676	6,854,251	10,284,959	11,632,329
9613	NTT DATA CORPORATION	45,875,234	49,584,592	38,640,425	28,122,679	43,895,277	49,441,022
9735	SECOM CO.,LTD	27,326,599	37,531,484	24,996,549	28,200,085	38,900,438	34,771,832
9984	SOFTBANK CORP.	141,174,827	116,495,496	245,017,041	150,684,169	127,182,875	82,609,794

Table IV Daily Volume of S&P/TOPIX150 Underlying Stocks for Past Six Dates When Final Settlement Prices were Calculated

Code	Company Name	Trading Volume (shares)					
		Dec. 10, 1999	Mar. 10, 2000	Jun. 9, 2000	Sep. 8, 2000	Dec. 8, 2000	Mar. 9, 2001
1801	TAISEI CORPORATION	3,716,000	3,666,000	2,665,000	1,903,000	4,743,000	6,036,000
1802	OBAYASHI CORPORATION	4,734,000	4,348,000	3,612,000	2,082,000	5,973,000	5,540,000
1803	SHIMIZU CORPORATION	3,692,000	4,594,000	2,194,000	1,984,000	3,241,000	4,034,000
1812	KAJIMA CORPORATION	3,912,000	3,858,000	4,429,000	2,369,000	5,330,000	4,422,000
1925	DAIWA HOUSE INDUSTRY CO.,LTD.	3,000,000	3,617,000	2,321,000	2,354,000	2,560,000	3,408,000
1928	Sekisui House,Ltd.	1,798,000	2,616,000	2,869,000	1,249,000	1,239,000	2,295,000
2002	NISSHIN FLOUR MILLING CO.,LTD.	2,408,000	2,251,000	2,125,000	1,559,000	2,188,000	2,273,000
2282	NIPPON MEAT PACKERS,INC.	773,000	791,000	648,000	354,000	460,000	540,000
2502	ASAHI BREWERIES,LTD.	4,169,000	3,786,000	2,591,000	2,440,000	3,138,000	2,905,000
2503	KIRIN BREWERY COMPANY,LIMITED	4,435,000	3,467,000	3,789,000	2,288,000	6,310,000	4,247,000
2802	Ajinomoto Co.,Inc.	3,436,000	3,917,000	2,101,000	2,147,000	3,400,000	2,863,000
2897	Nissin Food Products Co.,Ltd.	517,300	320,800	210,000	87,300	326,200	441,400
2914	JAPAN TOBACCO INC.	4,286	2,793	2,632	2,553	3,795	4,299
3402	TORAY INDUSTRIES,INC.	6,613,000	5,091,000	5,153,000	3,616,000	4,937,000	11,131,000
3405	KURARAY CO.,LTD.	3,109,000	3,328,000	2,491,000	2,472,000	3,371,000	3,300,000
3407	ASAHI KASEI CORPORATION	7,423,000	5,927,000	3,274,000	2,628,000	3,311,000	4,888,000
3861	OJI PAPER CO., LTD.	4,613,000	4,671,000	3,312,000	2,579,000	3,727,000	4,078,000
3893	Nippon Unipac Holding	-	-	-	-	-	-
4005	SUMITOMO CHEMICAL COMPANY,LIMITED	4,871,000	7,196,000	9,791,000	4,454,000	6,412,000	6,989,000
4010	Mitsubishi Chemical Corporation	5,917,000	5,635,000	10,941,000	3,574,000	7,332,000	11,820,000
4062	IBIDEN CO.,LTD.	585,000	441,000	314,000	529,000	623,000	454,000
4063	Shin-Etsu Chemical Co.,Ltd.	5,130,000	2,794,000	2,276,000	1,865,000	2,652,000	2,752,000
4183	Mitsui Chemicals,Inc.	2,084,000	2,596,000	1,819,000	3,422,000	1,800,000	5,019,000
4204	Sekisui Chemical Co.,Ltd.	1,863,000	1,676,000	2,579,000	1,069,000	684,000	971,000
4452	Kao Corporation	2,292,000	2,477,000	2,484,000	3,275,000	3,891,000	4,114,000
4501	SANKYO COMPANY,LIMITED	2,731,000	2,550,000	1,955,000	1,726,000	4,148,000	3,820,000
4502	Takeda Chemical Industries,Ltd.	3,722,000	3,685,000	2,330,000	4,348,000	3,731,000	4,547,000
4503	Yamanouchi Pharmaceutical Co.,Ltd.	6,035,000	2,436,000	2,037,000	2,186,000	2,460,000	2,752,000
4505	DAIICHI PHARMACEUTICAL CO.,LTD.	962,000	669,000	1,977,000	1,649,000	2,960,000	2,283,000
4511	FUJISAWA PHARMACEUTICAL COMPANY LIMITED	604,000	730,000	2,378,000	1,918,000	1,434,000	1,976,000
4523	Eisai Co.,Ltd.	1,012,000	746,000	444,000	856,000	2,902,000	4,303,000
4535	TAISHO PHARMACEUTICAL CO.,LTD.	609,000	566,000	1,406,000	1,412,200	701,000	903,000
4543	TERUMO CORPORATION	2,789,000	2,795,000	2,164,000	2,205,000	2,418,900	2,002,300
4901	Fuji Photo Film Co.,Ltd.	838,000	1,002,000	927,000	2,628,000	3,023,000	3,991,000
4911	Shiseido Company,Limited	5,244,000	5,334,000	4,946,000	4,557,000	3,889,000	4,044,000
5001	NIPPON MITSUBISHI OIL CORPORATION	170,370	416,867	184,815	1,656,000	4,453,000	4,597,000
5012	TonenGeneral Sekiyu K.K.	4,104,000	3,586,000	2,244,000	16,636,000	1,166,000	3,049,000
5108	BRIDGESTONE CORPORATION	5,892,000	5,637,000	3,174,000	2,842,000	8,804,000	4,250,000
5201	Asahi Glass Company,Limited	2,758,000	2,846,000	2,901,000	5,085,000	5,413,000	3,185,000
5202	Nippon Sheet Glass Company,Limited	16,780,000	25,673,000	10,627,000	22,443,000	3,952,000	4,337,000
5333	NGK INSULATORS,LTD.	6,975,000	13,951,000	11,716,000	12,342,000	3,171,000	2,844,000
5401	NIPPON STEEL CORPORATION	10,630,000	12,104,000	10,085,000	5,789,000	13,477,000	21,990,000
5403	Kawasaki Steel Corporation	7,323,000	16,393,000	9,774,000	7,537,000	16,844,000	11,039,000
5404	NKK CORPORATION	4,929,000	3,545,000	2,821,000	4,173,000	17,184,000	10,068,000
5405	Sumitomo Metal Industries,Ltd.	8,230,000	8,636,000	7,219,000	3,615,000	14,800,000	10,023,000
5706	Mitsui Mining and Smelting Company,Limited	4,150,000	5,018,000	4,114,000	4,754,000	3,097,000	2,866,000
5711	Mitsubishi Materials Corporation	4,160,000	5,363,000	2,904,000	5,703,000	4,641,000	4,216,000
5713	Sumitomo Metal Mining Co.,Ltd.	4,108,000	3,379,000	2,554,000	2,850,000	4,468,000	7,763,000
5801	The Furukawa Electric Co.,Ltd.	2,994,000	2,852,000	3,729,000	3,850,000	3,970,000	8,399,000
5802	Sumitomo Electric Industries,Ltd.	2,409,000	2,278,000	1,523,000	1,494,000	4,267,000	5,025,000
5803	Fujikura Ltd.	161,700	233,000	73,800	213,900	3,414,000	3,696,000
5901	TOYO SEIKAN KAISHA,LTD.	4,455,000	4,859,000	4,175,000	2,893,000	2,314,000	2,429,000
6273	SMC CORPORATION	5,942,000	5,991,000	2,563,000	3,860,000	95,700	187,400
6301	KOMATSU LTD.	5,614,000	2,820,000	2,290,000	2,062,000	4,239,000	5,553,000
6326	KUBOTA CORPORATION	4,269,000	3,624,000	3,923,000	2,106,000	4,684,000	6,013,000
6361	EBARA CORPORATION	4,007,000	4,240,000	2,423,000	1,951,000	2,536,000	3,811,000
6367	DAIKIN INDUSTRIES,LTD.	13,639,000	16,742,000	4,702,000	9,513,000	915,000	660,000
6471	NSK Ltd.	12,503,000	10,465,000	7,978,000	22,280,000	3,185,000	7,357,000
6479	MINEBEA CO.,LTD.	13,035,000	8,148,000	9,116,000	8,580,000	3,233,000	4,885,000
6501	Hitachi,Ltd.	162,700	308,500	233,600	114,700	8,427,000	9,367,000
6502	TOSHIBA CORPORATION	7,055,000	15,068,000	5,846,000	5,972,000	9,642,000	10,480,000
6503	Mitsubishi Electric Corporation	11,092,000	9,478,000	6,231,000	6,908,000	10,454,000	10,066,000
6592	MABUCHI MOTOR CO.,LTD.	6,238,000	6,989,000	4,502,000	6,230,000	118,300	112,900
6701	NEC Corporation	4,862,000	4,635,000	5,547,000	5,765,000	6,681,000	9,653,000
6702	FUJITSU LIMITED	11,369,200	11,500,000	3,207,600	3,613,600	6,842,000	8,697,000
6752	Matsushita Electric Industrial Co.,Ltd.	492,000	1,329,000	1,596,000	1,491,900	7,836,000	7,831,000
6753	Sharp Corporation	7,259,000	32,868,000	5,315,000	11,856,000	5,011,000	5,414,000

Code	Company Name	Trading Volume (shares)					
		Dec. 10, 1999	Mar. 10, 2000	Jun. 9, 2000	Sep. 8, 2000	Dec. 8, 2000	Mar. 9, 2001
6758	SONY CORPORATION	1,273,000	1,524,000	2,055,000	921,000	4,065,400	4,057,000
6762	TDK Corporation	3,967,000	2,363,000	2,076,000	2,207,000	2,359,100	1,948,100
6764	SANYO ELECTRIC CO.,LTD.	609,000	567,000	1,569,000	1,592,700	7,199,000	6,087,000
6770	ALPS ELECTRIC CO.,LTD.	133,800	124,700	166,700	138,500	2,705,000	2,795,000
6773	PIONEER CORPORATION	326,600	379,200	1,407,400	1,828,300	3,666,000	2,534,000
6781	Matsushita Communication Industrial Co.,Ltd.	110,550	68,970	45,500	70,600	2,427,900	2,406,700
6806	HIROSE ELECTRIC CO.,LTD.	3,948,000	3,736,000	1,812,000	1,929,000	66,600	187,700
6857	ADVANTEST CORPORATION	2,120,200	749,300	1,761,300	1,604,800	2,145,500	1,892,500
6861	KEYENCE CORPORATION	200,400	230,500	159,600	260,900	107,400	170,800
6902	DENSO CORPORATION	2,847,000	839,500	2,244,200	1,804,300	3,878,000	3,004,000
6954	FANUC LTD.	2,595,000	726,000	1,583,000	2,151,000	2,599,900	1,997,800
6963	ROHM COMPANY LIMITED	974000	600000	496000	534100	70,000	93,200
6971	KYOCERA CORPORATION	1,332,000	2,068,000	2,603,000	1,863,000	2,372,000	2,425,600
6976	Taiyo Yuden Co.,Ltd.	19,650,000	12,577,000	8,759,000	4,992,000	2,379,000	2,136,000
6981	MURATA MANUFACTURING COMPANY,LTD.	4,906,000	5,520,000	3,683,000	2,812,000	186,900	269,900
6988	NITTO DENKO CORPORATION	9,447,000	12,073,000	7,482,000	6,323,000	418,000	460,800
6991	Matsushita Electric Works,Ltd.	12,179,000	13,854,000	4,210,000	7,278,800	2,806,000	3,624,000
7011	Mitsubishi Heavy Industries,Ltd.	5,353,000	4,725,000	4,212,000	3,905,000	14,392,000	11,993,000
7012	Kawasaki Heavy Industries,Ltd.	4,289,000	3,585,000	2,460,000	3,096,000	12,278,000	8,401,000
7201	NISSAN MOTOR CO.,LTD.	3,051,000	2,418,000	1,743,000	2,281,000	14,628,000	32,121,000
7203	TOYOTA MOTOR CORPORATION	2,991,000	1,585,000	2,830,000	1,847,000	7,048,800	9,616,200
7261	Mazda Motor Corporation	434,000	401,000	240,000	357,000	5,328,000	10,216,000
7267	HONDA MOTOR CO.,LTD.	4,364,000	3,999,000	3,216,000	4,265,000	3,656,000	5,948,000
7269	SUZUKI MOTOR CORPORATION	3,634,000	4,661,000	3,136,000	3,615,000	2,662,000	2,798,000
7270	Fuji Heavy Industries Ltd.	3,278,000	3,148,000	2,601,000	2,497,000	2,728,000	4,632,000
7741	HOYA CORPORATION	3,693,000	3,113,000	2,102,000	2,113,000	186,800	571,100
7751	CANON INC.	281000	362900	160400	196100	5,470,000	6,053,000
7752	RICOH COMPANY,LTD.	24,093,000	5,785,000	3,784,000	5,656,000	4,516,000	5,380,000
7911	TOPPAN PRINTING CO.,LTD.	22,869,000	9,122,000	5,018,000	7,413,000	2,529,000	3,254,000
7912	DAI NIPPON PRINTING CO.,LTD.	7,718,000	5,319,000	4,753,000	4,142,000	2,922,000	2,693,000
7974	Nintendo Co.,Ltd.	583,000	973,000	1,767,000	2,275,100	84,900	139,000
8001	ITOCHU Corporation	5,718,000	7,022,000	2,289,000	4,599,000	8,618,000	5,484,000
8002	Marubeni Corporation	5,616,000	5,003,000	2,660,000	2,787,000	5,741,000	5,169,000
8031	MITSUI & CO.,LTD.	184,400	312,800	170,600	197,000	8,273,000	4,238,000
8035	Tokyo Electron Limited	1,181,000	1,718,000	3,064,000	2,479,000	2,625,200	2,255,400
8053	SUMITOMO CORPORATION	3,866,000	3,433,000	2,427,000	2,391,000	3,450,000	4,721,000
8058	Mitsubishi Corporation	281,600	580,900	125,000	1,052,200	5,055,000	5,593,000
8113	UNI·CHARM CORPORATION	847,000	1,052,000	1,648,000	1,688,000	117,200	349,300
8183	SEVEN-ELEVEN JAPAN CO.,LTD.	711,000	1,021,000	1,488,000	1,567,000	3,614,000	3,241,000
8252	MARUI CO.,LTD.	4,641,000	11,670,000	4,609,000	7,267,000	2,820,000	2,965,000
8253	Credit Saison Co.,Ltd.	8422000	9680000	5385000	8841000	376,600	671,000
8264	Ito-Yokado Co.,Ltd.	9,414,000	20,759,000	8,874,000	7,085,000	2,748,000	3,513,000
8267	JUSCO CO.,LTD.	8,798,000	15,344,000	5,325,000	6,662,000	3,125,000	2,155,000
8305	Mizuho Holdings,Inc.	-	-	-	-	12,201	21,088
8306	Mitsubishi Tokyo Financial Group,Inc.	-	-	-	-	-	-
8307	UFJ Holdings,Inc.	-	-	-	-	-	-
8318	Sumitomo Mitsui Banking Corporation	5,870,000	16,918,000	5,602,000	6,516,000	7,270,000	8,170,000
8319	The Daiwa Bank,Limited	5,057,000	6,901,000	3,118,000	3,568,000	3,888,000	6,007,000
8322	The Asahi Bank,Ltd.	7,592,000	11,043,000	4,256,000	4,458,000	4,997,000	13,183,000
8403	The Sumitomo Trust and Banking Company,Limited	4,655,000	9,037,000	2,156,000	2,534,000	3,868,000	6,361,000
8408	The Chuo Mitsui Trust and Banking Company,Limited	3,382,000	11,285,000	4,151,000	4,090,000	1,313,000	2,160,000
8564	TAKEFUJI CORPORATION	373,000	473,000	1,142,000	583,000	351,100	255,700
8572	ACOM CO.,LTD.	244,600	433,300	93,800	117,100	343,900	346,900
8574	Promise Co.,Ltd.	188,500	481,200	270,800	155,800	285,500	456,400
8591	ORIX CORPORATION	528,400	263,900	141,300	294,600	282,600	286,300
8601	Daiwa Securities Group Inc.	300,960	313,440	159,800	188,200	5,682,000	5,948,000
8603	The Nikko Securities Co.,Ltd.	6,259,000	8,103,000	4,237,000	2,960,000	5,365,000	5,611,000
8604	The Nomura Securities Co.,Ltd.	5,951,000	5,501,000	4,157,000	6,078,000	5,618,000	6,353,000
8751	The Tokio Marine and Fire Insurance Company,Limited	5,308,000	12,945,000	5,113,000	5,097,000	3,874,000	4,084,000
8752	Mitsui Marine and Fire Insurance Company,Limited	4,399,000	4,691,000	2,774,000	2,635,000	4,629,000	3,026,000
8801	Mitsui Fudosan Co.,Ltd.	4,904,000	3,027,000	2,268,000	2,565,000	4,717,000	5,886,000
8802	Mitsubishi Estate Company,Limited	4,444,000	4,213,000	2,472,000	3,034,000	4,761,000	6,410,000
9020	East Japan Railway Company	7,780	8,802	4,942	6,200	9,409	13,693
9021	West Japan Railway Company	2,944	4,926	2,445	1,998	10,071	4,192
9022	Central Japan Railway Company	2,744	2,591	939	1,734	4,694	6,781
9062	NIPPON EXPRESS CO.,LTD.	3,884,000	4,666,000	2,950,000	2,963,000	3,089,000	9,357,000
9064	YAMATO TRANSPORT CO.,LTD.	1,995,000	1,706,000	1,027,000	3,594,000	805,000	2,430,000
9101	Nippon Yusen Kabushiki Kaisha	5,343,000	4,207,000	2,933,000	5,696,000	5,071,000	4,649,000
9201	JAPAN AIRLINES COMPANY,LTD.	3,247,000	5,980,000	1,957,000	1,900,000	4,053,000	9,208,000
9202	ALL NIPPON AIRWAYS CO.,LTD.	3,567,000	5,990,000	3,621,000	3,845,000	4,531,000	8,695,000

Code	Company Name	Trading Volume (shares)					
		Dec. 10, 1999	Mar. 10, 2000	Jun. 9, 2000	Sep. 8, 2000	Dec. 8, 2000	Mar. 9, 2001
9301	Mitsubishi Logistics Corporation	2,532,000	2,041,000	1,682,000	1,537,000	2,238,000	1,896,000
9404	Nippon Television Network Corporation	100,540	143,120	22,300	104,870	75,230	103,110
9432	NIPPON TELEGRAPH AND TELEPHONE CORPORATION	21,453	30,412	17,493	13,748	26,872	19,288
9437	NTT DoCoMo,Inc.	14,157	24,621	10,028	21,391	23,153	19,295
9501	The Tokyo Electric Power Company,Incorporated	2,719,600	2,616,400	2,155,000	1,274,500	2,714,900	2,898,800
9502	Chubu Electric Power Company,Incorporated	1,444,600	1,208,800	723,000	722,000	2,193,000	1,291,100
9503	The Kansai Electric Power Company,Incorporated	1,813,900	2,059,700	1,766,000	1,124,600	1,504,200	1,822,100
9508	Kyushu Electric Power Company,Incorporated	928,500	962,400	659,900	346,700	729,700	915,200
9531	TOKYO GAS CO.,LTD.	8,214,000	9,481,000	9,534,000	3,749,000	20,388,000	9,482,000
9532	OSAKA GAS CO.,LTD.	6,745,000	8,483,000	5,860,000	4,185,000	7,166,000	5,623,000
9613	NTT DATA CORPORATION	34,967	24,775	19,828	20,963	25,871	22,329
9735	SECOM CO.,LTD	922,000	1,008,000	264,000	407,500	2,424,500	2,112,500
9984	SOFTBANK CORP.	1,929,000	3,754,200	645,000	903,100	3,047,800	2,800,500

Table IV Daily Volume of S&P/TOPIX150 Underlying Stocks for Past Six Dates When Final Settlement Prices were Calculated

Code	Company Name	Trading Value (yen)					
		Dec. 10, 1999	Mar. 10, 2000	Jun. 9, 2000	Sep. 8, 2000	Dec. 8, 2000	Mar. 9, 2001
1801	TAISEI CORPORATION	787,294,000	852,760,000	389,611,000	293,325,000	865,828,000	1,485,703,000
1802	OBAYASHI CORPORATION	2,652,555,000	1,426,513,000	1,415,742,000	875,370,000	3,025,133,000	2,600,969,000
1803	SHIMIZU CORPORATION	1,432,775,000	1,189,589,000	575,532,000	623,727,000	1,099,185,000	1,452,791,000
1812	KAJIMA CORPORATION	1,222,030,000	1,097,963,000	1,223,830,000	706,137,000	1,655,203,370	1,357,538,250
1925	DAIWA HOUSE INDUSTRY CO.,LTD.	2,624,531,000	2,698,419,000	1,726,897,000	1,586,412,000	1,735,824,000	2,723,299,820
1928	Sekisui House,Ltd.	1,680,784,000	2,162,105,000	3,019,049,000	1,382,349,000	1,258,874,000	2,325,382,000
2002	NISSHIN FLOUR MILLING CO.,LTD.	1,873,498,000	1,803,014,000	2,162,705,000	1,447,780,000	2,133,883,000	2,104,311,000
2282	NIPPON MEAT PACKERS,INC.	1,007,033,000	783,747,000	980,294,000	511,038,000	712,925,000	733,392,000
2502	ASAHI BREWERIES,LTD.	5,136,904,000	3,887,858,000	3,297,762,000	2,264,168,000	3,421,910,000	3,254,354,000
2503	KIRIN BREWERY COMPANY,LIMITED	5,071,268,000	4,525,348,000	5,260,854,000	2,847,540,000	6,343,637,000	4,604,960,230
2802	Ajinomoto Co.,Inc.	4,050,343,000	4,721,232,000	2,678,493,000	2,558,328,000	4,612,175,000	3,897,457,000
2897	Nissin Food Products Co.,Ltd.	1,398,998,000	698,530,500	532,134,500	237,448,500	867,007,000	1,258,870,200
2914	JAPAN TOBACCO INC.	3,479,795,000	1,981,828,000	2,195,080,000	2,198,428,000	2,681,880,995	3,514,745,561
3402	TORAY INDUSTRIES,INC.	2,792,004,000	1,828,217,000	2,201,589,000	1,406,378,000	2,136,978,000	5,127,855,902
3405	KURARAY CO.,LTD.	3,859,772,000	3,181,388,000	2,884,507,000	2,331,679,000	3,221,708,000	2,711,538,013
3407	ASAHI KASEI CORPORATION	3,868,988,000	4,042,280,000	2,257,710,000	1,730,211,000	2,218,558,000	2,614,465,000
3881	OJI PAPER CO., LTD.	3,004,897,000	2,902,818,000	2,210,319,000	1,758,648,000	2,299,938,000	2,224,544,000
3893	Nippon Unipac Holding	-	-	-	-	-	-
4005	SUMITOMO CHEMICAL COMPANY,LIMITED	2,583,393,000	3,299,112,000	5,977,844,000	2,148,327,000	3,314,638,000	3,897,323,000
4010	Mitsubishi Chemical Corporation	2,415,066,000	2,123,969,000	5,006,448,000	1,230,848,000	2,253,591,000	4,050,829,000
4062	IBIDEN CO.,LTD.	854,672,000	557,704,000	632,622,000	1,203,745,000	1,087,274,000	676,909,000
4063	Shin-Etsu Chemical Co.,Ltd.	22,883,900,000	17,135,530,000	12,121,690,000	9,451,690,000	12,957,197,939	10,739,553,000
4183	Mitsui Chemicals,Inc.	1,930,703,000	1,739,935,000	1,433,363,000	1,889,345,000	898,197,000	2,231,312,510
4204	Sekisui Chemical Co.,Ltd.	895,814,000	582,387,000	947,693,000	391,998,000	238,269,000	325,088,000
4452	Kao Corporation	8,898,235,000	6,770,295,000	8,264,260,000	9,233,845,000	12,392,168,000	12,923,188,000
4501	SANKYO COMPANY,LIMITED	6,721,510,000	6,198,535,000	4,701,195,000	4,164,970,000	10,172,850,000	9,558,971,000
4502	Takeda Chemical Industries,Ltd.	21,577,440,000	22,940,510,000	17,040,360,000	26,747,610,000	25,158,693,599	28,578,722,000
4503	Yamanouchi Pharmaceutical Co.,Ltd.	24,310,840,000	13,453,730,000	11,683,250,000	10,605,700,000	12,830,911,000	12,341,114,000
4505	DAIICHI PHARMACEUTICAL CO.,LTD.	1,398,413,000	1,016,880,000	4,016,855,000	4,287,510,000	8,928,820,000	6,134,611,000
4511	FUJISAWA PHARMACEUTICAL COMPANY LIMITED	1,467,000,000	1,788,040,000	6,074,425,000	5,748,655,000	4,837,510,000	5,534,075,000
4523	Eisai Co.,Ltd.	3,384,260,000	2,228,140,000	1,585,010,000	2,768,280,000	10,256,248,000	12,022,343,000
4535	TAISHO PHARMACEUTICAL CO.,LTD.	1,747,245,000	1,511,035,000	4,725,280,000	4,190,665,500	2,074,187,000	2,133,635,000
4543	TERUMO CORPORATION	11,564,840,000	12,825,400,000	8,351,880,000	8,322,020,000	5,318,841,600	3,887,973,490
4901	Fuji Photo Film Co.,Ltd.	1,389,250,000	1,337,483,000	1,391,258,000	3,252,841,000	12,705,978,000	19,437,920,000
4911	Shiseido Company,Limited	2,367,740,000	2,264,460,000	2,311,560,000	3,115,429,000	4,978,083,000	4,857,432,000
5001	NIPPON MITSUBISHI OIL CORPORATION	116,978,000	232,153,000	108,908,000	997,570,000	2,444,898,000	2,664,235,842
5012	TonenGeneral Sekiyu K.K.	10,077,355,000	7,931,585,000	5,644,445,000	18,279,749,000	785,755,000	2,303,139,000
5108	BRIDGESTONE CORPORATION	4,838,615,000	4,352,920,000	3,356,096,000	2,775,238,000	10,021,531,000	4,941,422,000
5201	Asahi Glass Company,Limited	2,225,308,000	2,833,840,000	3,383,931,000	7,750,587,000	5,879,700,000	2,627,801,000
5202	Nippon Sheet Glass Company,Limited	4,304,327,000	5,674,085,000	2,476,598,000	4,307,542,000	6,871,027,973	5,402,764,000
5333	NGK INSULATORS,LTD.	1,490,884,000	2,148,689,000	1,872,689,000	1,607,412,000	4,461,492,000	3,706,898,000
5401	NIPPON STEEL CORPORATION	807,495,000	762,453,000	696,225,000	384,493,000	2,797,040,000	4,593,898,000
5403	Kawasaki Steel Corporation	670,723,000	1,122,908,000	698,139,000	485,035,000	2,247,008,000	1,400,948,350
5404	NKK CORPORATION	2,553,938,000	2,075,274,000	2,025,182,000	3,794,142,000	1,274,932,000	888,807,000
5405	Sumitomo Metal Industries,Ltd.	2,282,109,000	3,371,994,000	2,838,020,000	1,200,498,000	1,030,612,000	670,027,000
5706	Mitsui Mining and Smelting Company,Limited	999,401,000	1,662,033,000	2,084,369,000	2,977,278,000	2,836,788,000	1,963,148,000
5711	Mitsubishi Materials Corporation	4,450,060,000	8,095,250,000	5,055,039,000	19,455,910,000	1,490,429,000	1,102,276,000
5713	Sumitomo Metal Mining Co.,Ltd.	4,591,513,000	4,923,233,000	4,136,764,000	5,507,537,000	2,377,078,000	3,530,643,000
5801	The Furukawa Electric Co.,Ltd.	1,452,618,000	1,404,875,000	2,177,645,000	3,547,362,000	11,234,061,985	11,933,067,000
5802	Sumitomo Electric Industries,Ltd.	4,234,641,000	4,048,082,000	2,932,523,000	2,704,610,000	8,883,485,000	6,750,959,999
5803	Fujikura Ltd.	3,063,477,000	4,084,309,000	1,374,880,000	3,878,433,000	3,277,926,000	2,910,577,000
5901	TOYO SEIKAN KAISHA,LTD.	2,346,650,000	2,300,742,000	2,757,311,000	2,002,887,000	4,202,258,000	4,641,910,000
6273	SMC CORPORATION	2,541,888,000	1,875,103,000	1,090,574,000	1,310,149,000	1,587,437,000	2,303,738,300
6301	KOMATSU LTD.	7,511,754,000	4,578,754,000	2,959,918,000	3,273,059,000	2,307,497,000	2,897,234,450
6326	KUBOTA CORPORATION	3,439,821,000	2,638,711,000	3,303,393,000	1,690,373,000	1,758,744,000	2,225,449,000
6361	EBARA CORPORATION	6,568,200,000	5,488,985,000	3,128,584,000	2,551,964,000	3,255,674,000	4,204,213,000
6367	DAIKIN INDUSTRIES,LTD.	19,015,958,000	23,221,816,000	6,223,133,000	11,547,884,000	2,262,445,000	1,325,887,000
6471	NSK Ltd.	10,142,168,000	9,338,731,000	8,991,939,000	21,515,442,000	2,501,651,000	3,803,706,984
6479	MINEBEA CO.,LTD.	8,308,470,000	7,730,855,000	10,680,759,000	8,421,354,000	3,790,975,000	3,935,847,000
6501	Hitachi,Ltd.	2,385,928,000	3,267,611,000	3,018,207,000	1,464,203,000	9,148,248,874	9,334,287,974
6502	TOSHIBA CORPORATION	16,304,280,000	41,687,360,000	17,183,710,000	17,238,325,000	7,748,638,168	6,984,924,163
6503	Mitsubishi Electric Corporation	41,858,570,000	32,219,370,000	20,789,610,000	20,199,520,000	7,195,092,934	6,843,477,897
6592	MABUCHI MOTOR CO.,LTD.	16,376,495,000	21,404,600,000	11,849,450,000	17,113,260,000	1,420,387,900	1,163,088,999
6701	NEC Corporation	11,189,960,000	10,880,580,000	10,639,510,000	9,603,063,000	15,558,480,695	16,674,916,865
6702	FUJITSU LIMITED	110,677,378,000	157,810,753,000	33,929,252,000	41,995,184,000	12,481,143,951	13,433,599,617
6752	Matsushita Electric Industrial Co.,Ltd.	6,204,320,000	15,724,440,000	22,566,400,000	23,102,968,000	21,078,927,213	16,685,030,000
6753	Sharp Corporation	3,072,537,000	20,320,209,000	4,846,057,000	11,261,924,000	6,797,764,345	8,230,941,000

Code	Company Name	Trading Value (yen)					
		Dec. 10, 1999	Mar. 10, 2000	Jun. 9, 2000	Sep. 8, 2000	Dec. 8, 2000	Mar. 9, 2001
6758	SONY CORPORATION	2,170,991,000	1,563,153,000	4,125,889,000	2,047,730,000	34,678,158,900	34,027,295,301
6762	TDK Corporation	10,230,380,000	6,845,035,000	7,722,430,000	9,391,380,000	29,726,258,000	15,060,568,807
6764	SANYO ELECTRIC CO.,LTD.	11,595,070,000	9,508,890,000	19,555,820,000	23,163,448,000	6,373,137,644	4,381,858,000
6770	ALPS ELECTRIC CO.,LTD.	2,545,191,000	1,570,313,000	2,870,445,000	2,054,981,000	6,353,970,000	3,144,647,968
6773	PIONEER CORPORATION	6,210,077,000	7,209,613,000	32,969,171,000	37,088,483,000	12,217,418,000	7,791,534,000
6781	Matsushita Communication Industrial Co.,Ltd.	3,288,480,000	2,176,295,000	1,643,080,000	2,635,900,000	41,202,263,400	19,457,697,400
6806	HIROSE ELECTRIC CO.,LTD.	8,812,565,000	8,150,340,000	4,470,410,000	4,984,870,000	862,864,300	2,062,322,000
6857	ADVANTEST CORPORATION	19,803,665,000	7,540,669,000	17,149,329,000	18,735,417,000	28,049,344,889	23,019,941,000
6861	KEYENCE CORPORATION	5,743,822,000	7,981,030,000	5,378,595,000	7,914,445,000	3,305,315,100	3,915,981,000
6902	DENSO CORPORATION	40,591,432,000	14,890,980,000	38,870,771,000	34,006,459,000	9,029,887,022	6,639,430,513
6954	FANUC LTD.	13,091,400,000	4,347,570,000	11,778,630,000	13,128,820,000	23,265,487,423	12,273,267,500
6963	ROHM COMPANY LIMITED	16757030000	12410460000	9395560000	8679160000	1,918,851,133	1,838,578,300
6971	KYOCERA CORPORATION	1,377,019,000	1,818,530,000	3,282,745,000	2,419,652,000	34,676,191,943	24,099,802,813
6976	Taiyo Yuden Co.,Ltd.	6,192,046,000	3,602,260,000	3,733,650,000	1,902,167,000	11,248,980,000	6,075,708,000
6981	MURATA MANUFACTURING COMPANY,LTD.	753,678,000	725,007,000	530,841,000	364,713,000	2,881,919,524	2,690,218,300
6988	NITTO DENKO CORPORATION	4,625,292,000	5,193,318,000	3,913,647,000	3,285,872,000	1,619,225,200	1,417,466,000
6991	Matsushita Electric Works,Ltd.	44,456,020,000	65,190,490,000	20,816,480,000	31,985,403,000	3,482,770,000	4,523,077,474
7011	Mitsubishi Heavy Industries,Ltd.	2,985,193,000	1,447,718,000	1,235,969,000	912,647,000	7,320,574,000	5,474,589,492
7012	Kawasaki Heavy Industries,Ltd.	17,605,630,000	14,043,090,000	9,159,330,000	12,277,530,000	1,740,865,000	1,177,078,000
7201	NISSAN MOTOR CO.,LTD.	5,106,341,000	4,135,710,000	2,307,233,000	2,410,569,000	9,933,331,000	26,012,010,154
7203	TOYOTA MOTOR CORPORATION	2,661,491,000	1,179,511,000	2,208,452,000	1,351,534,000	26,887,247,095	39,052,039,506
7261	Mazda Motor Corporation	3,209,840,000	3,591,070,000	2,453,950,000	3,426,837,000	1,490,840,000	3,375,714,000
7267	HONDA MOTOR CO.,LTD.	15,522,090,000	17,477,750,000	15,302,210,000	19,551,160,000	13,716,153,000	28,370,078,000
7269	SUZUKI MOTOR CORPORATION	7,009,472,000	9,930,135,000	7,206,790,000	7,088,949,000	2,980,298,000	3,649,903,000
7270	Fuji Heavy Industries Ltd.	3,589,633,000	3,777,704,000	2,879,787,000	2,581,933,000	2,022,387,000	3,995,444,876
7741	HOYA CORPORATION	6,355,178,000	5,287,941,000	3,912,808,000	3,601,180,000	1,784,310,000	4,313,898,100
7751	CANON INC.	4769990000	7084770000	2904070000	3855498000	22,100,809,000	25,581,157,000
7752	RICOH COMPANY,LTD.	14,009,029,000	3,145,357,000	1,806,031,000	2,628,320,000	8,719,281,000	11,194,071,422
7911	TOPPAN PRINTING CO.,LTD.	10,090,744,000	3,459,422,000	1,423,517,000	2,117,127,000	2,400,198,000	3,050,268,000
7912	DAI NIPPON PRINTING CO.,LTD.	6,289,075,000	4,230,184,000	3,612,513,000	2,818,113,000	4,497,492,000	3,889,709,000
7974	Nintendo Co.,Ltd.	7,046,800,000	15,596,890,000	25,578,250,000	30,294,028,000	1,317,656,900	2,729,997,576
8001	ITOCHU Corporation	5,300,908,000	9,579,494,000	2,344,513,000	4,149,142,000	4,339,368,000	2,732,279,000
8002	Marubeni Corporation	4,773,664,000	4,270,883,000	2,456,714,000	2,153,755,000	1,635,085,000	1,191,335,000
8031	MITSUI & CO.,LTD.	1,161,547,000	1,994,566,000	1,042,775,000	1,047,222,000	6,151,749,000	2,789,309,000
8035	Tokyo Electron Limited	16,446,660,000	18,376,720,000	27,288,300,000	15,851,880,000	20,291,475,458	17,233,270,300
8053	SUMITOMO CORPORATION	6,641,097,000	5,481,600,000	4,805,554,000	3,849,415,000	2,953,580,000	3,637,667,300
8058	Mitsubishi Corporation	537,718,100	987,633,200	274,953,000	2,905,309,500	4,445,058,200	4,420,078,000
8113	UNI·CHARM CORPORATION	9,202,610,000	7,036,410,000	10,589,030,000	6,995,560,000	585,115,500	1,786,615,000
8183	SEVEN-ELEVEN JAPAN CO.,LTD.	1,390,865,000	1,452,430,000	2,608,644,000	2,995,147,000	27,545,253,000	15,240,247,000
8252	MARUI CO.,LTD.	5,349,856,000	10,605,270,000	3,777,788,000	5,538,214,000	4,205,388,000	4,893,109,000
8253	Credit Saison Co.,Ltd.	9638288000	8766840000	4388399000	6732221000	843,773,000	1,589,162,900
8264	Ito-Yokado Co.,Ltd.	6,798,883,000	13,945,720,000	6,382,757,000	5,544,941,000	13,442,094,340	20,089,648,000
8267	JUSCO CO.,LTD.	13,019,038,000	22,557,859,000	7,017,414,000	8,705,071,000	7,067,815,000	5,868,105,000
8305	Mizuho Holdings,Inc.	-	-	-	-	8,663,458,207	14,695,348,254
8306	Mitsubishi Tokyo Financial Group,Inc.	-	-	-	-	-	-
8307	UFJ Holdings,Inc.	-	-	-	-	-	-
8318	Sumitomo Mitsui Banking Corporation	7,180,492,000	18,805,004,000	4,778,783,000	6,434,202,000	8,365,788,207	9,310,031,010
8319	The Daiwa Bank,Limited	3,542,725,000	4,299,848,000	1,625,651,000	1,819,860,000	789,300,000	1,046,737,362
8322	The Asahi Bank,Ltd.	5,726,782,000	6,794,133,000	2,046,232,000	1,733,958,000	1,922,393,000	4,330,088,000
8403	The Sumitomo Trust and Banking Company,Limited	5,398,240,000	8,835,615,000	1,867,297,000	2,240,473,000	3,000,017,000	4,976,307,000
8408	The Chuo Mitsui Trust and Banking Company,Limited	2,584,774,000	8,735,418,000	3,025,838,000	3,030,314,000	481,040,000	824,478,000
8564	TAKEFUJI CORPORATION	380,203,000	287,413,000	552,721,000	234,151,000	2,245,282,500	2,197,570,900
8572	ACOM CO.,LTD.	3,205,863,000	4,716,300,000	1,161,977,000	1,251,283,000	2,743,152,900	3,180,589,700
8574	Promise Co.,Ltd.	2,210,148,000	5,006,957,000	2,390,716,000	1,370,130,000	2,048,688,200	3,814,656,401
8591	ORIX CORPORATION	3,303,199,000	1,924,019,000	1,279,288,000	2,093,184,000	3,225,323,100	3,092,496,000
8601	Daiwa Securities Group Inc.	4,329,898,000	4,553,011,000	2,474,386,000	2,781,175,000	7,026,294,366	6,523,885,000
8603	The Nikko Securities Co.,Ltd.	8,972,057,000	13,784,424,000	6,126,683,000	3,944,846,000	4,900,596,000	4,687,850,000
8604	The Nomura Securities Co.,Ltd.	7,252,803,000	8,081,343,000	4,747,476,000	6,201,420,000	13,367,295,000	13,639,119,618
8751	The Tokio Marine and Fire Insurance Company,Limited	9,616,708,000	40,681,370,000	13,830,775,000	12,180,520,000	4,636,895,000	4,921,544,000
8752	Mitsui Marine and Fire Insurance Company,Limited	5,298,419,000	5,445,436,000	3,245,538,000	2,857,827,000	3,086,230,000	1,882,915,000
8801	Mitsui Fudosan Co.,Ltd.	2,766,698,000	1,449,458,000	1,160,612,000	1,395,467,000	5,679,589,000	7,156,237,995
8802	Mitsubishi Estate Company,Limited	4,834,071,000	4,204,832,000	2,920,113,000	3,325,830,000	5,963,249,360	7,481,322,000
9020	East Japan Railway Company	4,375,153,000	4,409,433,000	2,934,998,000	3,567,736,000	6,110,145,393	9,089,178,390
9021	West Japan Railway Company	1,031,052,000	1,818,251,000	1,003,699,000	872,726,000	5,222,383,013	2,098,157,074
9022	Central Japan Railway Company	1,781,105,000	1,767,914,000	578,650,000	1,075,624,000	3,298,481,359	5,081,993,892
9062	NIPPON EXPRESS CO.,LTD.	2,596,609,000	3,343,245,000	1,895,812,000	1,794,139,000	2,092,104,000	4,728,097,000
9064	YAMATO TRANSPORT CO.,LTD.	6,738,130,000	4,541,595,000	2,759,505,000	9,260,040,000	1,704,478,000	5,689,214,000
9101	Nippon Yusen Kabushiki Kaisha	2,281,268,000	1,673,013,000	1,374,975,000	2,960,367,000	2,260,646,000	2,247,861,000
9201	JAPAN AIRLINES COMPANY,LTD.	991,813,000	1,466,723,000	707,303,000	700,309,000	1,992,144,000	4,695,173,000
9202	ALL NIPPON AIRWAYS CO.,LTD.	1,106,418,000	1,448,354,000	947,861,000	1,322,879,000	1,702,707,000	3,763,307,000

Code	Company Name	Trading Value (yen)					
		Dec. 10, 1999	Mar. 10, 2000	Jun. 9, 2000	Sep. 8, 2000	Dec. 8, 2000	Mar. 9, 2001
9301	Mitsubishi Logistics Corporation	2,077,585,000	1,694,039,000	1,525,109,000	1,288,608,000	2,181,192,000	1,726,792,000
9404	Nippon Television Network Corporation	4,730,220,000	10,293,350,000	1,652,173,000	6,790,412,000	3,958,812,580	3,696,179,447
9432	NIPPON TELEGRAPH AND TELEPHONE CORPORATION	38,955,630,000	44,441,340,000	23,924,840,000	17,421,130,000	24,345,915,744	14,835,438,583
9437	NTT DoCoMo,Inc.	48,556,700,000	97,937,260,000	31,058,140,000	68,170,370,000	67,689,053,198	38,948,139,192
9501	The Tokyo Electric Power Company,Incorporated	7,815,508,000	6,392,119,500	5,612,523,000	3,029,599,000	7,045,714,500	7,858,718,835
9502	Chubu Electric Power Company,Incorporated	2,520,293,500	1,938,091,200	1,350,917,600	1,303,041,600	4,258,733,000	2,591,283,500
9503	The Kansai Electric Power Company,Incorporated	3,369,823,100	3,220,205,700	3,339,949,800	1,902,888,000	2,726,521,000	3,420,481,100
9508	Kyushu Electric Power Company,Incorporated	1,326,153,100	1,241,116,900	934,697,000	579,274,200	1,212,923,800	1,517,568,600
9531	TOKYO GAS CO.,LTD.	1,937,711,000	1,942,878,000	2,568,327,000	1,028,050,000	6,991,819,816	3,087,683,000
9532	OSAKA GAS CO.,LTD.	1,727,785,000	1,838,563,000	1,675,879,000	1,102,074,000	2,210,426,000	1,699,018,080
9613	NTT DATA CORPORATION	74,252,080,000	46,580,400,000	20,572,350,000	23,352,840,000	23,239,839,144	13,480,997,589
9735	SECOM CO.,LTD	9,708,430,000	9,269,700,000	2,097,990,000	3,223,845,000	18,503,953,072	13,950,258,500
9984	SOFTBANK CORP.	45,053,440,000	139,788,190,000	12,506,212,000	12,432,561,000	16,516,071,600	13,809,306,000

Table IV Daily Volume of S&P/TOPIX150 Underlying Stocks for Past Six Dates When Final Settlement Prices were Calculated

Code	Company Name	Trading Value (US dollar)					
		Dec. 10. 1999	Mar. 10. 2000	Jun. 9. 2000	Sep. 8. 2000	Dec. 8. 2000	Mar. 9. 2001
1801	TAISEI CORPORATION	7,497,499	6,145,359	3,647,019	2,761,746	7,775,036	12,411,888
1802	OBAYASHI CORPORATION	25,919,044	13,429,797	13,252,289	8,241,879	27,185,347	21,729,064
1803	SHIMIZU CORPORATION	14,000,147	11,199,294	5,387,363	5,872,583	9,870,645	12,136,934
1812	KAJIMA CORPORATION	11,940,883	10,336,688	11,455,864	6,648,498	14,863,536	11,341,172
1925	DAIWA HOUSE INDUSTRY CO.,LTD.	25,645,212	25,404,058	16,164,907	14,748,253	15,587,500	22,751,043
1928	Sekisui House,Ltd.	16,423,529	20,354,971	28,260,311	12,826,937	11,302,748	19,426,750
2002	NISSHIN FLOUR MILLING CO.,LTD.	18,306,605	17,915,778	20,244,360	13,631,296	19,162,024	17,579,675
2282	NIPPON MEAT PACKERS,INC.	9,840,072	7,472,670	8,988,892	4,811,581	6,402,523	6,126,917
2502	ASAHI BREWERIES,LTD.	50,194,489	36,602,881	30,869,437	21,317,823	30,728,358	27,187,586
2503	KIRIN BREWERY COMPANY,LIMITED	49,553,117	42,603,540	49,245,100	24,927,408	56,965,131	38,470,846
2802	Ajinomoto Co.,Inc.	39,577,321	44,447,675	25,072,480	24,068,600	41,416,801	32,560,209
2897	Nissin Food Products Co.,Ltd.	13,670,100	6,557,433	4,981,134	2,235,632	7,785,623	10,517,713
2914	JAPAN TOBACCO INC.	34,002,296	18,467,577	20,547,412	20,680,049	24,082,983	29,362,954
3402	TORAY INDUSTRIES,INC.	27,281,849	17,211,608	20,608,340	13,241,484	19,189,799	42,839,231
3405	KURARAY CO.,LTD.	37,715,185	29,950,832	27,000,908	21,953,479	28,930,568	22,652,765
3407	ASAHI KASEI CORPORATION	37,785,675	38,055,545	21,133,670	16,290,472	19,922,378	21,841,813
3861	OJI PAPER CO., LTD.	29,361,902	27,328,358	20,690,059	16,558,198	20,653,161	18,584,327
3893	Nippon Unipac Holding	-	-	-	-	-	-
4005	SUMITOMO CHEMICAL COMPANY,LIMITED	25,243,238	31,059,236	55,956,604	20,227,163	29,765,068	32,559,089
4010	Mitsubishi Chemical Corporation	23,598,456	19,995,942	46,863,690	11,588,815	20,236,988	33,841,512
4062	IBIDEN CO.,LTD.	8,351,300	5,250,461	5,921,764	11,333,631	9,763,596	5,655,046
4063	Shin-Etsu Chemical Co.,Ltd.	223,606,605	161,321,126	113,467,097	88,990,585	116,354,148	89,720,576
4183	Mitsui Chemicals,Inc.	18,865,576	16,380,484	13,417,233	17,600,461	8,065,706	18,640,873
4204	Sekisui Chemical Co.,Ltd.	8,751,358	5,294,549	8,871,038	3,690,764	2,139,628	2,715,840
4452	Kao Corporation	67,385,529	63,738,420	77,358,982	86,939,507	111,280,154	107,963,141
4501	SANKYO COMPANY,LIMITED	65,678,229	58,355,630	44,006,316	39,214,481	91,351,024	79,841,028
4502	Takeda Chemical Industries,Ltd.	210,840,727	215,971,863	159,509,127	251,837,021	225,922,222	222,027,753
4503	Yamanouchi Pharmaceutical Co.,Ltd.	237,549,736	126,659,104	109,363,007	99,855,946	115,220,106	103,100,368
4505	DAIICHI PHARMACEUTICAL CO.,LTD.	13,664,383	9,573,338	37,600,440	40,368,233	80,179,777	51,249,883
4511	FUJISAWA PHARMACEUTICAL COMPANY LIMITED	14,334,571	16,833,365	56,860,666	54,106,534	43,440,284	46,232,874
4523	Eisai Co.,Ltd.	33,068,790	20,976,652	14,836,750	26,064,212	92,099,928	100,437,285
4535	TAISHO PHARMACEUTICAL CO.,LTD.	17,072,943	14,225,523	44,231,770	39,456,412	18,625,961	17,824,854
4543	TERUMO CORPORATION	113,002,150	120,743,739	78,179,163	78,354,392	47,762,586	32,480,982
4901	Fuji Photo Film Co.,Ltd.	13,574,849	12,591,442	13,023,083	30,624,621	114,098,222	162,388,638
4911	Shiseido Company,Limited	23,136,017	21,318,584	21,637,742	29,332,728	44,702,613	40,580,050
5001	NIPPON MITSUBISHI OIL CORPORATION	1,143,033	2,185,587	1,019,451	9,392,430	21,954,803	22,257,609
5012	TonenGeneral Sekiyu K.K.	98,469,367	74,671,295	52,835,767	172,109,491	7,055,990	19,240,927
5108	BRIDGESTONE CORPORATION	47,279,803	40,980,230	31,415,295	26,129,724	89,992,376	41,281,721
5201	Asahi Glass Company,Limited	21,744,264	24,786,084	31,675,849	72,974,174	52,799,030	21,953,225
5202	Nippon Sheet Glass Company,Limited	42,059,087	53,418,236	23,182,589	40,556,840	81,701,041	45,135,873
5333	NGK INSULATORS,LTD.	14,567,950	20,209,650	17,529,617	15,134,281	40,063,685	30,968,566
5401	NIPPON STEEL CORPORATION	7,880,317	7,178,055	6,517,130	3,620,121	25,117,098	38,378,413
5403	Kawasaki Steel Corporation	6,553,869	10,571,512	6,535,046	4,566,755	20,177,856	11,703,829
5404	NKK CORPORATION	24,955,423	19,537,507	18,957,053	35,723,020	11,448,743	7,408,909
5405	Sumitomo Metal Industries,Ltd.	22,299,287	31,745,378	26,547,037	11,303,041	9,254,777	5,597,552
5706	Mitsui Mining and Smelting Company,Limited	9,765,497	15,647,082	19,511,083	28,031,993	25,474,030	16,400,551
5711	Mitsubishi Materials Corporation	43,483,096	85,626,530	47,318,534	183,183,410	13,383,881	9,208,655
5713	Sumitomo Metal Mining Co.,Ltd.	44,865,282	46,349,397	38,722,868	51,855,164	21,345,887	29,494,929
5801	The Furukawa Electric Co.,Ltd.	14,194,039	13,224,204	20,384,209	33,399,510	100,880,585	99,691,454
5802	Sumitomo Electric Industries,Ltd.	41,378,161	38,110,356	27,450,370	25,464,740	80,670,663	56,398,997
5803	Fujikura Ltd.	29,934,307	38,451,412	12,869,793	36,516,646	29,435,399	24,315,597
5901	TOYO SEIKAN KAISHA,LTD.	22,929,939	21,660,158	25,810,269	18,857,801	37,735,794	38,779,532
6273	SMC CORPORATION	24,837,463	17,653,013	10,208,499	12,335,458	14,075,404	19,245,917
6301	KOMATSU LTD.	73,399,980	43,106,326	27,706,805	30,816,863	20,721,058	24,204,131
6326	KUBOTA CORPORATION	33,611,696	24,841,941	30,921,960	15,915,385	15,793,319	18,591,888
6361	EBARA CORPORATION	64,160,641	51,675,626	29,285,444	24,027,530	29,235,578	35,122,916
6367	DAIKIN INDUSTRIES,LTD.	185,811,569	218,619,996	58,252,672	108,726,900	20,316,496	11,075,079
6471	NSK Ltd.	99,102,677	87,899,934	84,170,542	202,574,541	22,464,538	32,612,423
6479	MINEBEA CO.,LTD.	81,184,972	72,781,538	99,979,023	79,289,653	34,042,520	32,880,927
6501	Hitachi,Ltd.	23,313,719	30,762,672	28,252,429	13,785,924	82,150,205	77,980,685
6502	TOSHIBA CORPORATION	159,314,833	392,274,148	160,850,978	162,285,331	69,581,880	58,353,585
6503	Mitsubishi Electric Corporation	409,014,755	303,326,775	194,604,605	190,184,728	64,611,108	57,171,912
6592	MABUCHI MOTOR CO.,LTD.	160,020,471	201,511,956	110,918,749	161,126,636	12,754,920	9,716,700
6701	NEC Corporation	109,145,593	100,551,497	89,592,805	90,462,885	139,695,229	139,305,905
6702	FUJITSU LIMITED	1,081,467,442	1,485,697,166	317,600,412	395,397,646	112,079,238	112,227,233
6752	Matsushita Electric Industrial Co.,Ltd.	60,624,585	148,036,528	211,236,544	217,521,570	189,286,344	139,390,393
6753	Sharp Corporation	30,022,836	191,303,041	45,362,323	106,034,498	81,043,142	68,763,083
6758	SONY CORPORATION	21,213,514	14,716,183	38,621,071	19,280,011	311,405,881	284,271,473
6762	TDK Corporation	99,864,432	64,442,054	72,287,092	88,422,747	266,938,362	125,819,272
6764	SANYO ELECTRIC CO.,LTD.	113,299,492	89,520,712	183,055,509	218,091,027	57,230,043	36,607,001
6770	ALPS ELECTRIC CO.,LTD.	24,869,953	14,783,591	26,869,278	19,348,282	57,057,920	26,271,078

Code	Company Name	Trading Value (US dollar)					
		Dec. 10, 1999	Mar. 10, 2000	Jun. 9, 2000	Sep. 8, 2000	Dec. 8, 2000	Mar. 9, 2001
6773	PIONEER CORPORATION	60,680,838	67,874,346	308,613,414	349,199,539	109,711,009	65,092,180
6781	Matsushita Communication Industrial Co.,Ltd.	32,132,890	20,488,561	15,380,324	24,817,814	369,991,589	182,553,863
6806	HIROSE ELECTRIC CO.,LTD.	86,110,661	76,730,748	41,846,017	46,934,093	7,748,422	17,229,089
6857	ADVANTEST CORPORATION	193,508,550	70,991,047	160,529,149	176,399,746	251,879,893	192,313,626
6861	KEYENCE CORPORATION	56,124,897	75,136,792	50,328,513	74,516,948	29,681,350	32,714,962
6902	DENSO CORPORATION	396,633,105	140,189,983	363,856,323	320,181,329	81,087,348	55,467,256
6954	FANUC LTD.	127,920,657	40,932,687	110,255,827	123,611,901	209,190,799	102,533,563
6963	ROHM COMPANY LIMITED	163738811.8	118837318.8	87948703.55	81716975.8	17,231,063	15,343,160
6971	KYOCERA CORPORATION	13,455,335	17,120,410	30,728,681	22,781,772	311,388,218	201,335,028
6976	Taiyo Yuden Co.,Ltd.	60,504,651	33,913,199	34,948,516	17,909,491	101,014,547	50,757,794
6981	MURATA MANUFACTURING COMPANY,LTD.	7,364,452	6,825,523	4,969,026	3,433,886	25,879,306	22,474,673
6988	NITTO DENKO CORPORATION	45,195,349	48,892,073	36,634,344	30,937,501	14,540,456	11,841,821
6991	Matsushita Electric Works,Ltd.	434,395,349	613,730,842	194,856,127	301,152,462	31,274,874	37,786,779
7011	Mitsubishi Heavy Industries,Ltd.	29,169,367	13,629,429	11,569,494	8,592,854	65,737,913	45,735,919
7012	Kawasaki Heavy Industries,Ltd.	172,030,780	132,207,588	85,737,433	115,596,742	15,632,768	9,833,567
7201	NISSAN MOTOR CO.,LTD.	49,895,847	38,935,323	21,597,239	22,696,253	89,200,171	217,310,026
7203	TOYOTA MOTOR CORPORATION	26,006,361	11,104,415	20,672,583	12,725,111	241,444,388	326,249,286
7261	Mazda Motor Corporation	31,362,517	33,807,852	22,970,608	32,264,730	13,387,572	28,201,454
7267	HONDA MOTOR CO.,LTD.	151,671,780	164,542,930	143,238,884	184,080,218	123,187,437	237,009,841
7269	SUZUKI MOTOR CORPORATION	68,492,007	93,486,490	67,460,358	66,744,647	26,762,733	30,492,089
7270	Fuji Heavy Industries Ltd.	34,880,135	35,564,903	26,956,726	24,309,698	18,160,803	33,378,821
7741	HOYA CORPORATION	62,098,671	49,782,913	38,627,427	33,906,224	16,022,899	38,039,249
7751	CANON INC.	46609243.7	66589020.9	27184030.7	34417625.46	198,462,724	213,710,585
7752	RICOH COMPANY,LTD.	136,887,131	29,611,815	16,905,654	26,629,508	78,298,141	93,517,723
7911	TOPPAN PRINTING CO.,LTD.	98,600,195	32,568,462	13,325,068	19,933,406	21,553,502	25,482,607
7912	DAI NIPPON PRINTING CO.,LTD.	61,452,756	39,824,741	33,815,529	26,533,406	40,386,961	32,495,480
7974	Nintendo Co.,Ltd.	68,856,752	146,835,718	239,410,746	285,227,643	11,832,408	22,806,997
8001	ITOCHU Corporation	51,797,030	90,185,408	21,946,204	39,065,455	38,967,026	22,826,057
8002	Marubeni Corporation	46,645,144	40,207,899	22,996,480	20,278,289	14,682,875	9,952,673
8031	MITSUI & CO.,LTD.	11,349,883	18,777,688	9,761,069	9,859,919	55,241,998	23,302,498
8035	Tokyo Electron Limited	160,706,078	172,441,348	255,436,675	149,248,470	182,215,117	143,970,512
8053	SUMITOMO CORPORATION	64,882,486	51,606,101	44,883,188	36,243,433	28,522,809	30,389,869
8058	Mitsubishi Corporation	5,254,232	9,297,997	2,573,743	27,354,388	39,916,112	38,926,299
8113	UNI-CHARM CORPORATION	89,921,927	66,243,739	99,120,378	84,895,980	5,254,270	14,925,773
8183	SEVEN-ELEVEN JAPAN CO.,LTD.	13,590,629	13,673,790	24,418,646	28,200,235	247,353,206	127,320,359
8252	MARUI CO.,LTD.	52,275,318	99,842,497	35,382,613	52,125,167	37,763,901	40,878,104
8253	Credit Saison Co.,Ltd.	94179089.31	82534739.22	41078339.42	63385942.94	7,576,985	13,276,215
8264	Ito-Yokado Co.,Ltd.	66,434,268	131,290,906	59,746,859	52,207,335	120,708,462	167,833,317
8267	JUSCO CO.,LTD.	127,214,071	212,369,224	65,687,672	81,960,936	63,466,370	47,352,590
8305	Mizuho Holdings,Inc.	-	-	-	-	77,786,859	122,768,156
8306	Mitsubishi Tokyo Financial Group,Inc.	-	-	-	-	-	-
8307	UFJ Holdings,Inc.	-	-	-	-	-	-
8318	Sumitomo Mitsui Banking Corporation	70,260,817	177,038,260	44,732,594	60,580,002	75,123,817	77,778,037
8319	The Daiwa Bank,Limited	34,617,207	40,480,587	15,217,177	17,134,545	7,087,823	8,744,673
8322	The Asahi Bank,Ltd.	55,958,394	63,962,841	19,154,095	16,325,751	17,262,888	38,174,503
8403	The Sumitomo Trust and Banking Company,Limited	52,748,095	83,182,216	17,385,538	21,094,746	26,939,808	41,573,158
8408	The Chuo Mitsui Trust and Banking Company,Limited	25,061,305	82,238,919	28,323,860	28,531,344	4,319,684	5,217,026
8564	TAKEFUJI CORPORATION	3,519,670	2,705,828	5,173,837	2,204,604	20,162,199	18,358,988
8572	ACOM CO.,LTD.	31,325,611	44,401,243	10,876,879	11,781,216	24,633,198	26,571,343
8574	Promise Co.,Ltd.	21,586,131	47,137,611	22,378,695	12,900,198	18,396,985	31,868,475
8591	ORIX CORPORATION	32,276,715	18,113,529	11,974,888	19,707,975	28,963,031	25,835,388
8601	Daiwa Securities Group Inc.	42,308,951	42,863,971	23,161,902	26,185,623	63,095,316	54,501,963
8603	The Nikko Securities Co.,Ltd.	87,669,113	129,772,397	57,349,836	37,141,945	44,006,789	39,163,325
8604	The Nomura Securities Co.,Ltd.	70,869,679	76,081,181	44,439,539	58,388,287	120,036,773	113,944,191
8751	The Tokio Marine and Fire Insurance Company,Limited	93,968,224	382,991,621	129,465,272	114,683,363	41,638,784	41,115,656
8752	Mitsui Marine and Fire Insurance Company,Limited	51,772,709	51,265,637	30,380,399	26,907,325	27,713,991	15,730,284
8801	Mitsui Fudosan Co.,Ltd.	27,034,376	13,645,792	10,864,102	13,138,753	51,002,047	59,784,779
8802	Mitsubishi Estate Company,Limited	47,235,402	39,588,067	27,334,204	31,313,718	53,549,294	62,500,602
9020	East Japan Railway Company	42,751,153	41,512,267	27,473,537	33,591,338	54,868,403	75,932,986
9021	West Japan Railway Company	10,074,770	17,117,784	9,395,292	8,216,985	46,896,399	17,511,755
9022	Central Japan Railway Company	17,403,801	16,643,890	5,416,550	10,127,333	29,602,024	42,456,089
9062	NIPPON EXPRESS CO.,LTD.	25,372,376	31,474,722	17,746,064	16,892,374	18,786,853	39,499,557
9064	YAMATO TRANSPORT CO.,LTD.	65,840,629	42,756,496	25,830,806	87,186,141	15,305,999	47,528,939
9101	Nippon Yusen Kabushiki Kaisha	22,291,069	15,750,452	12,870,682	27,872,771	20,300,341	18,779,123
9201	JAPAN AIRLINES COMPANY,LTD.	8,691,352	13,808,351	6,620,827	6,593,626	17,888,224	39,224,503
9202	ALL NIPPON AIRWAYS CO.,LTD.	10,811,198	13,616,588	8,872,611	12,455,315	15,290,113	31,439,490
9301	Mitsubishi Logistics Corporation	20,300,811	15,948,400	14,276,037	12,132,643	19,586,853	14,425,998
9404	Nippon Television Network Corporation	46,220,637	96,905,950	15,465,440	63,933,829	35,531,722	30,878,692
9432	NIPPON TELEGRAPH AND TELEPHONE CORPORATION	361,106,410	418,389,569	223,952,448	164,025,327	218,623,525	123,938,484
9437	NTT DoCoMo,Inc.	474,464,530	922,022,763	290,724,890	641,845,118	607,839,917	325,364,571
9501	The Tokyo Electric Power Company,Incorporated	76,368,067	60,178,116	52,536,956	28,524,612	63,269,706	65,653,457
9502	Chubu Electric Power Company,Incorporated	24,626,671	18,246,010	12,645,489	12,268,540	38,224,973	21,648,150
9503	The Kansai Electric Power Company,Incorporated	32,925,768	30,316,378	31,264,156	17,916,260	24,483,845	28,575,448
9508	Kyushu Electric Power Company,Incorporated	12,958,307	11,684,399	8,749,387	5,454,048	10,891,916	12,678,100

Code	Company Name	Trading Value (US dollar)					
		Dec. 10, 1999	Mar. 10, 2000	Jun. 9, 2000	Sep. 8, 2000	Dec. 8, 2000	Mar. 9, 2001
9531	TOKYO GAS CO.,LTD.	18,934,053	18,291,056	24,041,252	9,679,409	62,785,738	25,795,180
9532	OSAKA GAS CO.,LTD.	16,882,890	17,309,010	15,687,344	10,376,368	18,849,371	14,193,969
9613	NTT DATA CORPORATION	725,543,092	438,527,584	192,570,907	219,872,328	208,691,982	112,706,747
9735	SECOM CO.,LTD	94,864,471	87,268,876	19,638,585	30,353,498	166,163,372	116,543,496
9984	SOFTBANK CORP.	440,232,949	1,316,025,137	117,066,478	117,056,407	148,312,425	115,385,985

Appendix B: Component Stocks that are Subject of ADRs

ADRs listed on NYSE/NASDAQ

Company Name		Symbol
NYSE	Canon	CAJ
	Hitachi	HIT
	Honda Motor Corp.	HMC
	Kubota Corp.	KUB
	Kyochera Corp.	KYO
	Matsushita Electric Ind.	MC
	Mitsubishi Tokyo Financial Group.	MTF
	Nippon Tel&Tel Co.	NTT
	Orix Corp.	IX
	Pioneer Elec. Corp.	PIO
	Sony Corp.	SNE
	TDK Corp.	TDK
	Toyota Motor Corp.	TM
NASDAQ	Fuji Photo Film Co.	FUJIY
	Ito-Yokado Co.	IYCOY
	Japan Air Lines Co.	JAPNY
	Kirin Brewery Co.	KNBWY
	Mitsui & Co.	MITSY
	NEC Corp.	NIPNY
	Nissan Motor Co.	NSANY
	Sanyo Electric Co.	SANYY
	Tokio Marine & Fire	TKIOY